                                                                    EXHIBIT 99.1

                         [Yellow Corporation Letterhead]

September 10, 2002


Dear Fellow Shareholder;

         I am pleased to inform you that the Board of Directors of Yellow Corporation has approved a pro rata distribution to Yellow shareholders of 100% of the outstanding shares of common stock of SCS Transportation, Inc., or SCST, which is currently a wholly owned subsidiary of Yellow. SCST will own and operate the regional overnight and second-day less-than-truckload and selected truckload transportation services businesses of Yellow through Saia Motor Freight Line, Inc. and Jevic Transportation, Inc. Following the distribution, you will continue to own your shares of Yellow as well as the new shares of SCST.

         The distribution, commonly referred to as a "spin-off," is expected to take place on or about September 30, 2002. The spin-off is intended to be tax-free to Yellow shareholders, except for cash received in lieu of any fractional share interests. Each Yellow shareholder as of the close of business on September 3, 2002, the record date for the distribution, will receive one SCST share for every two Yellow shares held on that date. SCST common shares are expected to be admitted for trading on The Nasdaq National Market under the symbol "SCST" following completion of the distribution. Immediately after the spin-off is completed, Yellow will not own any shares of SCST common stock, and SCST will be an independent public company.

         We believe that the distribution is in the best interests of Yellow shareholders. The spin-off is intended to separate the regional businesses from Yellow's other businesses so that each can implement strategies and pursue objectives appropriate to its specific needs and enhance each company's growth opportunities.

         The enclosed information statement describes the distribution and provides important financial and other information about SCST. Please carefully read the enclosed information statement, including the risk factors beginning on page 19.

         You do not have to vote, or take any other action, in order to receive your SCST shares. You will not be required to pay anything or to surrender your Yellow shares. Account statements reflecting your ownership of SCST shares will be mailed to record holders of Yellow stock shortly after September 30, 2002. If you are not a record holder of Yellow stock, your SCST shares should be credited to your account with your stockbroker or nominee on or about September 30, 2002. Following the distribution, you may also request physical stock certificates if you wish. Information for making that request will be furnished with your account statement.

Sincerely,


William D. Zollars

Chairman, President and Chief Executive Officer

                      [SCS Transportation, Inc. Letterhead]


September 10, 2002



Dear Shareholder;

         It is my pleasure to welcome you as a shareholder of SCS
Transportation, Inc., which will be spun off from Yellow Corporation and be publicly traded for the first time on or about October 1, 2002. We anticipate that the stock will be admitted for trading on The Nasdaq National Market under the symbol "SCST."

         We are committed to serving your interests as a shareholder of SCS Transportation. As you will read in this Information Statement, we will soon begin as a new public company in 2002, but our businesses have a long history of excellence in offering less-than-truckload and selected truckload services, with a focus on regional transportation solutions. We plan to create sustained growth in value by establishing SCST as an independent public company, implementing profit improvement actions and growing through expansion of our geographic presence and our service offerings.

         Our experienced management team is eager to distinguish SCST as a transportation leader through innovative, "best in class" supply chain solutions that deliver value to our customers. We are pleased that you, as a shareholder of SCST, will participate in our mission and share in this exciting business opportunity. I invite you to learn more about SCST and our strategy as an independent public company in the attached Information Statement.

Sincerely,


Herbert A. Trucksess III
Chairman, President and Chief Executive Officer

================================================================================
Information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission.
================================================================================



          PRELIMINARY AND SUBJECT TO COMPLETION, DATED SEPTEMBER 6, 2002



                              INFORMATION STATEMENT

                         [SCS TRANSPORTATION, INC. LOGO]

                            SCS TRANSPORTATION, INC.

         DISTRIBUTION OF APPROXIMATELY 14,575,878 SHARES OF COMMON STOCK

         We are furnishing this information statement to the shareholders of Yellow Corporation in connection with Yellow's distribution of all the outstanding shares of common stock of SCS Transportation, Inc. to the holders of Yellow's common stock. As of the date of this information statement, Yellow Corporation owns all of our outstanding common stock.

         We expect the distribution to occur on or about September 30, 2002. If you are a holder of record of Yellow common stock at the close of business on September 3, 2002, which will be the record date for the distribution, you will be entitled to receive one share of our common stock for every two shares of Yellow common stock that you hold on the record date.

         NO SHAREHOLDER APPROVAL OF THE DISTRIBUTION IS REQUIRED OR SOUGHT. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY. You will not be required to pay for the shares of our common stock received by you in the distribution, or to surrender or to exchange shares of Yellow common stock in order to receive our common stock or to take any other action in connection with the distribution. The distribution is intended to be tax-free to you, except for any cash received in lieu of fractional shares, and Yellow has received a ruling from the Internal Revenue Service to that effect, subject to the accuracy of certain representations and assumptions contained in the private letter ruling.

         No current public trading market exists for our common stock, although it is expected that a "when issued" trading market may develop on or shortly before the record date for the distribution. We have applied for our common stock to be traded on The Nasdaq National Market under the symbol "SCST".

         OWNING SHARES OF SCST WILL INVOLVE RISKS. IN REVIEWING THIS INFORMATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 19.

                            ------------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             -----------------------

         THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

         If you have inquiries related to the distribution, you should contact Yellow's transfer agent, Mellon Bank N.A. at 85 Challenger Road, Ridgefield, NJ 07660, telephone (888) 213-0965.

                    The date of this information statement is , 2002.

                                TABLE OF CONTENTS

                                                                            PAGE


SUMMARY........................................................................3

     The Company...............................................................3

     Overview of the Distribution..............................................2

     Questions and Answers About the Distribution..............................4

     Summary Historical Financial Data.........................................7

     Summary of the Distribution...............................................9


RISK FACTORS..................................................................14

     Risks Related to Our Separation from Yellow..............................14

     Risks Related to Our Business............................................16


SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.............................21


DIVIDEND POLICY...............................................................22


THE DISTRIBUTION..............................................................23

     Background and Reasons for the Distribution..............................23

     Conditions Precedent to the Distribution.................................24

     Distribution Agent.......................................................24

     Manner of Effecting the Distribution.....................................24

     Treatment of Options and Restricted Stock................................26

     Results of the Distribution..............................................26

     Incurrence of Debt.......................................................26

     Certain Federal Income Tax Consequences of the Distribution..............27

     Approval and Trading of the Shares of SCST Common Stock..................29

     Reasons for Furnishing this Information Statement........................30


ARRANGEMENTS BETWEEN YELLOW AND SCST RELATING TO THE DISTRIBUTION.............31

     Master Separation and Distribution Agreement.............................31

     Tax Indemnification and Allocation Agreement.............................33

     Yellow Stock Option Plans................................................34

     Unfunded Deferred Compensation...........................................34

     Annual Bonuses...........................................................34


SELECTED HISTORICAL FINANCIAL DATA............................................35


PRO FORMA FINANCIAL DATA......................................................35


CAPITALIZATION................................................................42


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
   RESULTS OF OPERATION.......................................................44


BUSINESS......................................................................54

     Overview.................................................................54

     Operating Subsidiaries...................................................54

     Industry.................................................................55

     Business Strategy........................................................57

     Labor....................................................................58

     Properties...............................................................58

     Competition..............................................................60

     Regulation...............................................................60

     Legal Proceedings........................................................61

     Seasonality..............................................................61


MANAGEMENT....................................................................62

     Directors and Executive Officers.........................................62

     Committees of the Board of Directors.....................................63

     Compensation Committee...................................................63

     Audit Committee..........................................................64

     Compensation of Directors and Non-Employee Director Plan.................64

     Compensation of Executive Officers.......................................64

     Options and Stock Appreciation Rights....................................65

     Retirement Plans.........................................................66

     Stock Option Plans.......................................................67

     Employment and Severance Agreements......................................67


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS................................69

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT................70


DESCRIPTION OF CAPITAL STOCK OF SCST..........................................72

     Authorized Capital Stock.................................................72

     Common Stock and Preferred Stock.........................................72

     Preemptive Rights........................................................73


PURPOSES AND EFFECTS OF CERTAIN CHARTER AND BY-LAW PROVISIONS AND
   CERTAIN ANTI-TAKEOVER EFFECTS..............................................74

     Certain Effects of Authorized but Unissued Stock.........................74

     Board of Directors.......................................................74

     No Shareholder Action by Written Consent; Special Meetings...............74

     Advance Notice Procedures................................................75

     Amendments...............................................................76

     Rights Agreement.........................................................76

     Delaware Business Combination Statute....................................79


LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS.......................81


INDEPENDENT ACCOUNTANTS.......................................................82


ADDITIONAL INFORMATION........................................................83


INDEX TO CONSOLIDATED FINANCIAL STATEMENTS...................................F-1

                                     SUMMARY

         The following is a summary of certain information contained elsewhere in this information statement concerning the distribution of the common stock of SCS Transportation, Inc. to Yellow Corporation shareholders. This summary is included for convenience only and should not be considered complete. This summary is qualified in its entirety by the more detailed information, including the financial statements and notes thereto, set forth elsewhere in this information statement. We encourage you to read the entire document. Unless the context otherwise requires, references in this information statement to "we", "us", "SCST" or "the Company" shall mean SCS Transportation, Inc. and its subsidiaries, and references to "Yellow" shall mean Yellow Corporation and its subsidiaries, exclusive of SCST.

THE COMPANY

         We are a leading transportation company that provides a variety of trucking transportation and supply chain solutions to a broad range of industries, including the retail, petrochemical and manufacturing industries. Through our operating subsidiaries, Saia Motor Freight Line, Inc. and Jevic Transportation, Inc., we serve a wide variety of customers by offering regional, interregional and national less-than-truckload, or LTL, services and selected truckload, or TL, services across the United States, with a focus on regional transportation solutions. In fiscal year 2001, SCST had revenue of $772 million and net income of $0.8 million. For the six months ended June 30, 2002, SCST had revenue of $380 million, income before cumulative effect of accounting change of $5.0 million and net loss of $70.2 million.

         Saia is a leading regional LTL ground transportation services provider serving 21 states in the South, Southwest, Pacific Northwest and West through approximately 110 facilities. Saia customers can choose from a wide variety of service options including overnight and second-day regional LTL shipping, guaranteed/expedited delivery, selective truckload shipping, consolidation/distribution services and specialized or customized services. In 2001, Saia generated $485 million in revenue. Saia is based in Duluth, Georgia and has approximately 5,000 employees, all of whom are non-union.

         Jevic is a specialized LTL ground transportation services provider that also offers selective TL services throughout the continental United States and Canada. Through its ten facilities, Jevic offers its customers standard and customized regional transportation solutions based on its non-traditional Breakbulk-Free(R) operating model. Jevic develops integrated solutions for customers designed to lower their overall supply chain costs, which can include direct-to-customer deliveries, multi-shipper order consolidation for their inbound supplies, and express and time-definite deliveries. In 2001, Jevic generated $286 million in revenue. Jevic is based in Delanco, New Jersey and has approximately 2,400 employees, all of whom are non-union.

         Our executive office is located at 4435 Main Street, Suite 930, Kansas City, Missouri 64111, and our telephone number is (816) 960-3664.

OVERVIEW OF THE DISTRIBUTION

         Yellow is spinning off SCST by way of a pro rata distribution to its shareholders of all of the common stock of SCST. Following the distribution, we will be an independent, publicly-held company and Yellow will own no shares of our capital stock. Yellow will continue to own and operate the Yellow Transportation, Meridian IQ and Yellow Technologies businesses.

         The distribution is intended to separate two businesses with distinct financial, investment and operating characteristics so that each can adopt strategies and pursue objectives appropriate to its specific needs in order to compete effectively. The Yellow Board of Directors believes that separating SCST from Yellow will provide greater growth opportunities for each company and the following benefits:

          - Labor Relations. The Yellow operations presently include a national transportation business, operated through its unionized Yellow Transportation, Inc. subsidiary, and the non-union regional operations of Saia and Jevic. Separation of the union and non-union businesses is expected to permit each to pursue independent labor strategies without concern for how the actions of the other could affect its own labor relations.

          - Attract Key Employees. SCST will have a greater chance of attracting and retaining qualified managerial employees if employee equity compensation is directly related to the operations and success of SCST as an independent entity.

          - Management Focus. The management team of each company will be better able to focus on its operations, strategic direction and core business, which the Yellow Board of Directors believes will maximize shareholder value over the long term for both Yellow and SCST.

          - Avoiding Intracompany Competition and Customer Confusion. Changing shipping patterns in the United States have increasingly blurred the distinctions between national and regional LTL transportation, with the result that competition has increased between SCST subsidiaries and the national transportation operations of Yellow. The separation will eliminate intracompany competition and related customer confusion.

          - Permit Investors To Better Evaluate Separate Company Performances. Investors of SCST and Yellow will be better able to evaluate the financial performance of each business, enhancing the likelihood that each will achieve appropriate market recognition.

QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION

Q:       Why is Yellow separating its businesses?

A: The Yellow Board of Directors believes that the separation of SCST from Yellow is in the best interests of Yellow shareholders. The Yellow Board of Directors believes that the businesses have distinct financial and operating characteristics and that separating the businesses will:

          - permit each company to pursue independent labor strategies without concern for how the other's actions could affect its own labor relations;

          -     attract key employees;

          - enable the management team of each company to focus exclusively on its operations, strategic direction and core business;

          -     avoid intracompany competition and related customer confusion;
                and

          - enable investors and analysts to better measure the performance of both Yellow and SCST against other comparable companies in similar businesses.

Q:       Why is the separation of the two companies structured as a spin-off?

A: The Yellow Board of Directors believes that a tax-free distribution of shares of SCST to Yellow shareholders, or spin-off, offers Yellow and its shareholders the greatest long-term value and is the most tax-efficient way to separate the companies.

Q:       How many shares of SCST common stock will I receive?

A: You will receive one share of SCST common stock for every two shares of Yellow common stock you hold as of the close of business on the record date. Each share of SCST common stock will be accompanied by one preferred stock purchase right to purchase preferred stock. See "Purposes and Effects of Certain Charter and By-law Provisions and Certain Anti-Takeover Effects." We estimate that Yellow will distribute 14,575,878 shares of SCST common stock, based on the number of shares of Yellow common stock outstanding on June 30, 2002. The shares to be distributed will constitute all of the outstanding shares of SCST common stock immediately after the distribution.

Q:       Should I send in my Yellow stock certificates for exchange?

A: No. Holders of Yellow common stock should not send stock certificates to Yellow, SCST or the distribution agent. See "The Distribution -- Manner of Effecting the Distribution."

Q:       What do I have to do to receive my SCST shares?

A: Nothing. Your SCST shares will either be reflected in an account statement that the SCST transfer agent will send to you shortly after September 30, 2002 or credited to your account with your broker or nominee on or about September 30, 2002.

Q:       Will the distribution change the number of shares I own in Yellow?

A: No. The distribution will not change the number of shares of Yellow common stock owned by Yellow shareholders. Immediately after the distribution, each Yellow shareholder will continue to own the same proportionate interest in Yellow that such shareholder owned prior to the distribution and will directly own the same proportionate interest in SCST. However, shareholders will now own their interest in these businesses through ownership of stock in each of two independent public companies, Yellow and SCST.

Q: Will Yellow retain any ownership interest in SCST after the distribution?

A: No. Yellow will not own any shares of SCST common stock after the distribution, and SCST will not own any shares of Yellow common stock after the distribution.

Q: Will there be any ongoing relationships between the SCST and Yellow following the distribution?

A: The only ongoing relationships between SCST and Yellow will occur in the areas of allocation of tax liabilities arising from the distribution or prior operations; continuing cooperation in the resolution of certain workers' compensation and third party liability actions pending against SCST stemming from activity prior to the distribution; and Yellow's obligation to continue to provide collateral to secure certain insurance and self-insurance obligations of SCST.

Q:       Will SCST common stock be publicly traded?

A: The common stock of SCST is expected to be admitted for trading on The Nasdaq National Market. We expect that SCST common stock will trade on The Nasdaq National Market under the ticker symbol "SCST" and that regular trading will begin on or about October 1, 2002. In addition, Yellow's common stock will continue to be listed on The Nasdaq National Market under the symbol "YELL."

Q: Will the distribution affect the trading price of my Yellow common stock?

A: Yes. After the distribution, the trading price of Yellow common stock will likely be lower than the trading price immediately prior to the distribution. Moreover, until the market has evaluated the operations of Yellow without the SCST operations, the trading price of Yellow common stock and SCST common stock may fluctuate significantly. The combined trading prices of Yellow common stock and SCST common stock after the distribution may be more or less than the trading price of Yellow common stock prior to the distribution. See "The Distribution -- Approval and Trading of the Shares of SCST Common Stock."

Q:       When will the distribution become effective?

A: Assuming the conditions mentioned below are met, the distribution is expected to be effective as of 5:00 p.m., New York City time on September 30, 2002.

Q:       Can Yellow decide not to go through with the distribution?

A: Yes. Yellow can cancel the distribution for any reason at any time before it is completed.

Q:       Will Yellow or I be taxed on the distribution?

A: Yellow has received a private letter ruling from the Internal Revenue Service that provides assurances (subject to the accuracy of certain representations and assumptions contained in the private letter ruling) that receipt of shares of the SCST common stock by shareholders of Yellow will generally be tax-free, except to the extent that cash is received in lieu of fractional share interests, and that Yellow will generally not recognize income, gain or loss for federal income tax purposes as a result of the distribution. The tax ruling does not address state, local or foreign tax consequences that may apply to Yellow shareholders. You should consult your tax advisor as to the particular tax consequences to you of the distribution. You should also review the discussion of the risks relating to the tax-free qualification of the distribution that begins on page 31 of this document and the discussion under "The Distribution -- Certain Federal Income Tax Consequences of the Distribution."

Q: Will there be any change in the United States Federal tax basis of my Yellow shares as a result of the distribution?

A: Assuming the spin-off remains qualified as tax-free, your tax basis immediately before the spin-off in your shares of Yellow common stock will be divided between your shares of Yellow common stock and your new shares of SCST common stock, based on their respective fair market values at the time of the distribution. If you are the record holder of your Yellow shares, you will receive information with an account statement that will help you calculate the adjusted tax basis for your Yellow shares, as well as the tax basis for your shares of SCST common stock. If you are not the record holder of your Yellow shares because your shares are held on your behalf by your stockbroker or other nominee, you should contact your stockbroker or nominee for help in determining the tax basis for your Yellow shares, as well as the tax basis for your SCST shares. See "The Distribution -- Certain Federal Income Tax Consequences of the Distribution."

Q:       Where can I get more information?

A: If you have any questions relating to the mechanics of the distribution and the delivery of account statements, you can contact the distribution agent at the following address and telephone number:

         Mellon Bank N.A.
         85 Challenger Road
         Ridgefield, NJ 07660
         Tel:  (888) 213-0965

                        SUMMARY HISTORICAL FINANCIAL DATA
              (in thousands except per share data and percentages)

         The following table shows summary historical financial data of SCST, which includes its wholly owned subsidiaries Saia and Jevic, and has been derived from, and should be read together with, the financial statements and accompanying notes. The summary financial information may not be indicative of the future performance of SCST as an independent company. It should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and corresponding notes included elsewhere in this information statement.

                                            SIX MONTHS
                                          ENDED JUNE 30,                         YEAR ENDED DECEMBER 31,
                                       --------------------     ----------------------------------------------------------
STATEMENT OF OPERATIONS:                 2002        2001         2001        2000       1999(1)       1998         1997
                                       --------    --------     --------    --------     --------     --------    --------
     Operating revenue..............   $380,025    $391,612     $771,582    $789,009     $594,510     $407,960    $360,194
     Income from operations.........     11,648       4,818       15,743      21,661       28,678       22,096      18,082
     Income (loss) before
         cumulative effect of
         accounting change (2)......      5,021      (2,455)         771       1,698        9,789        9,187       7,106
     Net income (loss) (3)..........    (70,154)     (2,455)         771       1,698        9,789        9,187       7,106
     Pro forma basic earnings
         (loss) per share before
         cumulative effect of
         accounting change (4)......        .34        (.17)         .05         .12          .67          .63         .49

     Pro forma basic earnings (loss)
         per share (4)..............      (4.81)       (.17)         .05         .12          .67          .63         .49

OTHER FINANCIAL DATA:
     Net cash provided by operating
         activities.................     20,717      24,533       68,718      69,521       40,951       20,622      39,073
     Net cash used in investing
         activities (1).............     (9,229)     (8,264)     (19,613)    (59,033)     (53,016)     (46,164)    (33,385)
     Net cash (used in) from
         financing activities.......    (10,258)    (17,275)     (52,547)     (9,124)      11,301       25,205      (4,539)
     Depreciation and amortization..     22,357      24,580       49,166      48,296       33,406       19,876      16,959
     EBITDA (5).....................     34,005      29,398       64,909      69,957       62,084       41,972      35,041

PRO FORMA INFORMATION REFLECTING
NON-AMORTIZATION OF GOODWILL:

     Pro forma income (loss) before
         cumulative effect of
         accounting change (6)......      5,021        (953)       3,777       4,739       11,734       10,035       7,954

     Pro forma basic earnings
         (loss) per share before
         cumulative effect of
         accounting change (6)......        .34        (.07)         .26         .33          .81          .69         .55

BALANCE SHEET DATA:
     Cash...........................      2,711       3,916        1,480       4,922        3,558        4,322       4,659
     Net property and equipment.....    290,560     317,562      306,041     334,427      319,635      167,213     132,432
     Total assets...................    437,658     536,147      511,946     551,667      536,461      257,143     206,458
     Total debt.....................    118,735     189,065      128,992     206,884      218,899      106,666      78,198
     Total shareholder's equity.....    159,723     201,604      229,649     203,514      198,926       79,939      63,419
MEASUREMENTS:
     Operating ratio (7)............      96.9%       98.8%        98.0%       97.3%        95.2%        94.6%       95.0%
     Ratio of EBITDA to revenue (5).
                                           8.9%        7.5%         8.4%        8.9%        10.4%        10.3%        9.7%


----------------------

(1) On July 9, 1999, Jevic was acquired. The results of operations include the results of operations of Jevic from the date of the acquisition. Net cash used in investing activities in 1999 excludes $164.5 million relating to the acquisition of Jevic.

(2) Operating expenses in 2001 and 2000 include one-time integration charges of $6.7 million and $2.7 million, respectively, relating to the integration of WestEx and Action Express into Saia.

(3) Net loss for the fiscal period ended June 30, 2002 includes a non-cash charge of $75.2 million recorded as a cumulative effect of change in accounting principle to reflect the impairment of goodwill at Jevic under new accounting standards adopted January 1, 2002.

(4) Pro forma basic earnings per share amounts for each period presented are based on shares of Yellow common stock outstanding at June 30, 2002, net of treasury shares multiplied by the anticipated SCST stock distribution ratio of one share of SCST common stock for every two shares of Yellow common stock. Shares of Yellow common stock outstanding at June 30, 2002 were 29,151,756, resulting in pro forma shares of SCST common stock outstanding of 14,575,878.

(5) EBITDA is defined as income from operations plus depreciation and amortization. We have included data with respect to EBITDA because it is commonly used as a measurement of financial performance by investors to analyze and compare companies on the basis of operating performance. EBITDA is not a measurement of financial performance under generally accepted accounting principles. EBITDA should not be considered an alternative to operating income as determined in accordance with generally accepted accounting principles as an indicator of our operating performance, or to cash flows from operating activities, as determined in accordance with generally accepted accounting principles, as a measurement of our liquidity. EBITDA is not necessarily comparable with similarly titled measures for other companies.

(6) Pro Forma Information Reflecting Non-amortization of Goodwill for each period presented reflects results of operations for SCST had the company applied the nonamortization provisions of Financial Accounting Standards Board Statement No. 142--Goodwill and Other Intangible Assets, which was adopted by SCST on January 1, 2002. The historical financial statements include amortization of goodwill of zero and $1.5 million for the six month periods ended June 30, 2002 and 2001, respectively, and $3.0 million, $3.0 million, $1.9 million, $0.8 million and $0.8 million for the years ended December 31, 2001, 2000, 1999, 1998 and 1997, respectively.

(7) The operating ratio is the calculation of operating expenses divided by revenue.

                           SUMMARY OF THE DISTRIBUTION
         Please see "The Distribution" for a more detailed description of the matters described below.

Distributing Company............................   Yellow Corporation, a Delaware corporation
                                                   headquartered in Overland Park, Kansas, which
                                                   will continue to own the capital stock of Yellow
                                                   Transportation, Inc., Meridian IQ, LLC and Yellow
                                                   Technologies, Inc.

Distributed Company.............................   SCS Transportation, Inc., a Delaware corporation
                                                   headquartered in Kansas City, Missouri, which
                                                   holds all of the capital stock of Saia Motor
                                                   Freight Line, Inc. and Jevic Transportation, Inc.

Distribution Ratio..............................   One share of common stock of SCST, par value
                                                   $0.001 per share (including the associated right
                                                   to purchase one share of Series A Junior
                                                   Participating Preferred Stock of SCST under
                                                   specified conditions), for every two shares of
                                                   common stock of Yellow, par value $1.00 per
                                                   share, held of record as of the record date fixed
                                                   for the distribution.

Securities To Be Distributed....................   Based on approximately 29.2 million shares of
                                                   Yellow common stock outstanding on June 30, 2002,
                                                   excluding treasury stock and assuming no exercise
                                                   of outstanding options, approximately 14.6
                                                   million shares of SCST common stock will be
                                                   distributed. The SCST common stock to be
                                                   distributed will constitute all of the
                                                   outstanding SCST common stock immediately
                                                   following the distribution. Yellow shareholders
                                                   will not be required to pay for the shares of
                                                   SCST common stock to be received in the
                                                   distribution or to surrender or exchange shares
                                                   of Yellow common stock or to take any other
                                                   action in connection with the distribution.

Fractional Share Interests......................   Fractional shares of SCST common stock will not
                                                   be distributed nor credited to book-entry
                                                   accounts. Fractional shares of SCST common stock
                                                   will be aggregated and sold in the public market
                                                   by the distribution agent, and the aggregate net
                                                   cash proceeds will be distributed ratably to
                                                   those shareholders entitled to fractional
                                                   interests. The distribution agent, in its sole
                                                   discretion, without any influence from Yellow or
                                                   SCST, will determine when, how, through which
                                                   broker-dealer and at what price to sell such
                                                   whole shares. Any broker-dealer used by the
                                                   distribution agent will not be an affiliate of
                                                   either Yellow or SCST. These sale proceeds
                                                   generally will be taxable to Yellow shareholders.
                                                   Yellow will bear the cost of brokerage commissions
                                                   in connection with such sales.


Record Date.....................................   5:00 p.m., New York City time, on September 3,
                                                   2002.

Distribution Date...............................   5:00 p.m., New York City time, on September 30,
                                                   2002.

Mailing Date....................................   September 10, 2002.

Distribution Agent..............................   Mellon Bank N.A. will act as the distribution
                                                   agent for the distribution. Shareholders of
                                                   Yellow with questions concerning procedural
                                                   issues related to the distribution may call the
                                                   distribution agent at (888) 213-0965.

Book-Entry Shareholding.........................   Effective as of the distribution date, the
                                                   distribution agent will distribute shares of SCST
                                                   common stock to each eligible holder of Yellow
                                                   common stock by crediting book-entry accounts
                                                   with that holder's proportionate share of whole
                                                   shares of SCST common stock. For shareholders who
                                                   own Yellow common stock through a broker or other
                                                   nominee, their shares of SCST common stock will
                                                   be credited to their account by the broker or
                                                   other nominee.


Reasons for the Distribution....................   The distribution is intended to separate the
                                                   regional businesses from the other businesses of
                                                   Yellow so that each can adopt strategies and
                                                   pursue objectives appropriate to its specific
                                                   needs and enhance the growth opportunities of
                                                   each company. See "The Distribution--Background
                                                   and Reasons for the Distribution."


Conditions to the Distribution..................   The distribution is conditioned upon certain
                                                   events, including the consummation by SCST of
                                                   certain financing transactions, and the absence
                                                   of any order, injunction, decree or any other
                                                   legal constraint or prohibition preventing the
                                                   distribution. See "The Distribution -- Certain
                                                   Federal Income Tax Consequences of the
                                                   Distribution" and "The Distribution -- Conditions
                                                   Precedent to

                                                   the Distribution." The Board of Directors of
                                                   Yellow has reserved the right to waive all of the
                                                   conditions to the distribution except the absence
                                                   of any order, injunction, decree or legal
                                                   constraint or prohibition preventing the
                                                   distribution or, even if the conditions to the
                                                   distribution are satisfied, to abandon, defer or
                                                   modify the distribution at any time prior to the
                                                   date of the distribution.



Federal Income Tax Consequences of the
    Distribution................................   Yellow has received a private letter ruling from
                                                   the Internal Revenue Service that provides
                                                   assurances (subject to the accuracy of certain
                                                   representations and assumptions contained in the
                                                   private letter ruling) that receipt of shares of
                                                   the SCST common stock by shareholders of Yellow
                                                   will generally be tax-free, except to the extent
                                                   that cash is received in lieu of fractional share
                                                   interests, and that Yellow will generally not
                                                   recognize income, gain or loss for federal income
                                                   tax purposes as a result of the distribution. See
                                                   "The Distribution -- Certain Federal Income Tax
                                                   Consequences of the Distribution."

                                                   If the distribution were not to remain qualified
                                                   as a tax-free distribution, Yellow would be
                                                   subject to a corporate level tax on the amount by
                                                   which the fair market value of the SCST common
                                                   stock distributed in the distribution exceeded
                                                   Yellow's basis in such stock. We have agreed to
                                                   indemnify Yellow against this tax liability and
                                                   certain other costs or expenses resulting from
                                                   the failure of the spin-off to qualify as a
                                                   tax-free distribution (including certain
                                                   liabilities to third parties), subject to certain
                                                   exceptions. Although we do not believe any such
                                                   liability would be material, we cannot assure you
                                                   that will be the case. See "Risk Factors -- We
                                                   may be responsible for federal income tax
                                                   liabilities that relate to the distribution of
                                                   our common stock by Yellow." In addition, if the
                                                   distribution were not to remain qualified as a
                                                   tax-free distribution, Yellow shareholders
                                                   generally would be subject to tax (at ordinary
                                                   income rates) based on the fair market value of
                                                   the shares of the SCST common stock received.

Dividend Policy.................................   SCST does not currently anticipate that it will
                                                   pay a dividend in the foreseeable future. The
                                                   SCST dividend policy will be established by the
                                                   SCST Board of Directors from time to time based
                                                   on the results of operations and financial
                                                   condition of SCST and other business
                                                   considerations the Board of Directors considers
                                                   relevant. See "Dividend Policy."

Trading Market..................................   There is not currently a public market for the
                                                   SCST common stock, although we expect that a
                                                   "when-issued" trading market will develop on or
                                                   about the record date for the distribution.
                                                   When-issued trading refers to a transaction made
                                                   conditionally because the security has been
                                                   authorized but not yet issued. On the first
                                                   trading day following the distribution date,
                                                   when-issued trading in respect of the SCST common
                                                   stock will end and regular trading will begin. We
                                                   cannot predict the trading prices for the SCST
                                                   common stock before or after the distribution
                                                   date; however, we believe the presence of a
                                                   when-issued trading market prior to the
                                                   distribution may have a stabilizing effect on the
                                                   price of the SCST common stock following the
                                                   distribution. The SCST common stock is expected
                                                   to be admitted for trading on The Nasdaq National
                                                   Market under the symbol "SCST". See "Risk Factors
                                                   -- Our common stock has no prior public market,
                                                   and it is not possible to predict how our stock
                                                   will perform after the distribution" and "The
                                                   Distribution -- Approval and Trading of the
                                                   Shares of SCST Common Stock."

Debt Incurrence.................................   Prior to the distribution, we intend to enter
                                                   into one or more senior credit facilities that
                                                   provide for approximately $150 million of total
                                                   borrowing capacity. The terms of these credit
                                                   facilities are still being negotiated, including
                                                   whether the credit facilities will be secured or
                                                   unsecured. We intend to use the proceeds from
                                                   borrowings under the credit facility to repay
                                                   indebtedness owed to Yellow, pay a cash dividend
                                                   to Yellow and for future capital expenditures,
                                                   working capital and letter of credit
                                                   requirements. See "Risk Factors -- We will incur
                                                   a significant amount of debt, which we might not
                                                   be able to service and which will subject us to
                                                   covenants that may limit our flexibility."


Anti-Takeover Effects...........................   In connection with the distribution, SCST will
                                                   agree (subject to certain exceptions) to
                                                   indemnify Yellow for any tax and certain other
                                                   costs or expenses resulting from any acquisition
                                                   or any issuance of the SCST common stock that
                                                   triggers the application of Section 355(e) of the
                                                   Internal Revenue Code of 1986, as amended, or
                                                   causes the spin-off to become taxable. See
                                                   "Arrangements Between Yellow and SCST Relating to
                                                   the Distribution -- Tax Indemnification and
                                                   Allocation Agreement" and "Risk Factors -- Risks
                                                   Relating to Our Business -- Our ability to engage
                                                   in acquisitions and other strategic transactions
                                                   and to be acquired will be subject to limitations
                                                   because of the federal income tax requirements
                                                   for a tax-free distribution." These obligations
                                                   could discourage, delay or prevent a change of
                                                   control of SCST.


                                                   Certain provisions of the SCST Restated
                                                   Certificate of Incorporation and By-laws and of
                                                   Delaware law, as each will be in effect
                                                   immediately following the distribution, could
                                                   have the effect of making it more difficult for a
                                                   third party to acquire control of SCST in a
                                                   transaction not approved by the SCST Board of
                                                   Directors. These provisions have been designed to
                                                   permit SCST to develop its business without
                                                   disruptions caused by the threat of a takeover
                                                   not deemed by its Board of Directors to be in the
                                                   best interests of SCST and its shareholders. See
                                                   "Risk Factors -- Risks Relating to Our Business
                                                   -- Certain provisions of our governing documents
                                                   and Delaware law could have anti-takeover
                                                   effects" and "Purposes and Effects of Certain
                                                   Charter and By-Law Provisions and Certain
                                                   Anti-Takeover Effects." In addition, provisions
                                                   of the SCST Restated Certificate of Incorporation
                                                   eliminate certain liabilities of its directors in
                                                   connection with the performance of their duties.
                                                   See "Liability and Indemnification of Directors
                                                   and Officers."

Relationship Between Yellow and SCST............   Yellow will have no stock ownership in SCST after
                                                   consummation of the distribution. For purposes of
                                                   governing certain ongoing relationships between
                                                   Yellow and SCST after the distribution, to
                                                   provide for an orderly transition and to govern
                                                   certain tax matters, among other things, SCST and
                                                   Yellow have entered into or will enter into
                                                   certain agreements to be effective following the
                                                   distribution. See "Arrangements Between Yellow
                                                   and SCST Relating to the Distribution."


Risk Factors....................................   The distribution and ownership of the SCST common
                                                   stock involve various risks. You should carefully
                                                   consider the matters discussed under "Risk
                                                   Factors."

                                  RISK FACTORS

         Shareholders of Yellow should be aware that the distribution and ownership of SCST common stock involve certain risks, including those described below and elsewhere in this information statement, which could adversely affect the value of their holdings. Neither SCST nor Yellow makes, nor is any other person authorized to make, any representation as to the future market value of our common stock.

RISKS RELATED TO OUR SEPARATION FROM YELLOW

WE HAVE NO HISTORY OPERATING AS AN INDEPENDENT COMPANY UPON WHICH YOU CAN EVALUATE US.

         Although our regional transportation business has operated as an autonomous unit within Yellow and although Jevic operated as a public company prior to its acquisition in 1999, the SCST management team has not operated our company as a public, stand-alone company, and we will have a new board of directors appointed by Yellow. Following the distribution, we will have less financial and other resources than Yellow. Our ability to satisfy our obligations and maintain profitability will be solely dependent upon the future performance of the businesses we own and operate, and we will not be able to rely upon the financial and other resources and cash flows of those business lines remaining with Yellow.

         Accordingly, the financial statements included herein may not reflect the results of operations, financial condition and cash flows that would have been achieved had our company been operated independently during the periods and as of the dates presented. Furthermore, our historical financial statements may not reflect the costs to us of borrowing funds as a stand-alone entity.

         Historically, Yellow performed certain corporate functions for us, including legal functions, treasury administration, insurance administration, internal audit and corporate income tax administration. Our historical financial statements include, in operating expenses and supplies, an allocation of corporate overhead costs incurred by Yellow using both incremental and proportional methods on a revenue and capital basis. Although our management believes that the methods used allocated to us a reasonable share of such expenses, there can be no assurance that these costs will not increase, perhaps substantially, after the distribution. Following the distribution, we also will be responsible for the additional costs associated with being an independent public company, including costs related to corporate governance, listed and registered securities and investor relations issues.

         We are in the process of creating our own, or engaging third parties to provide, corporate business functions to replace many of the corporate business functions Yellow currently provides. We may incur costs for these functions that are higher than the amounts reflected in our historical consolidated financial statements.

IF THE INTERNAL REVENUE SERVICE WERE TO CHALLENGE THE TAX-FREE NATURE OF THE DISTRIBUTION, WE OR YOU COULD BE RESPONSIBLE FOR LIABILITIES THAT RELATE TO THE DISTRIBUTION.


         Yellow has received a private letter ruling from the Internal Revenue Service that provides assurances that the distribution of shares of the SCST common stock to shareholders of Yellow will generally be tax-free to its shareholders, except to the extent that cash is received in lieu of fractional share interests, and that Yellow will generally not recognize income, gain or loss for federal income tax purposes as a result of the distribution. The ruling is based on current law and subject to the accuracy of certain representations and certain assumptions regarding Yellow and SCST. Although Yellow and we are not aware of any facts or circumstances that would cause such representations or assumptions to be false, no assurance can be given in this regard. We have agreed (with Yellow) to restrictions on our future actions to provide further assurances that the distribution will qualify as tax-free. See "Arrangements Between Yellow and SCST Relating to the Distribution -- Tax Indemnification and Allocation Agreement."

         If any of the representations and assumptions on which the tax ruling is based are not true and correct in accordance with restrictions on our future actions, and the Internal Revenue Service challenges the tax-free nature of the distribution, it is possible that the distribution could be held to be a taxable distribution by Yellow of our common stock to Yellow shareholders.


         If the distribution were not to qualify as a tax-free distribution for federal income tax purposes, Yellow would be subject to tax on the difference between (x) the fair market value of our common stock and (y) the adjusted tax basis of Yellow in our common stock at the time of the distribution. In addition, each holder of Yellow common stock who received shares of our common stock in the distribution would generally be treated as having received a taxable dividend includible in income in an amount equal to the fair market value of our common stock received at the time of the distribution, including the value at such time of any fractional share interests.

         We will have the obligation, pursuant to the tax indemnification and allocation agreement to be entered into between us and Yellow, to pay our allocable share of any tax liabilities incurred by Yellow that arise as a result of Internal Revenue Service, state or foreign tax audits related to periods (or portions thereof) prior to the distribution. We have also agreed to indemnify Yellow against the tax liability described above, subject to certain exceptions, or if Yellow incurs certain costs or expenses as a result of the failure of the spin-off to be tax-free (including certain liabilities to third parties). Under current valuations, we believe that Yellow would record a loss for tax purposes in the event the distribution was found to be taxable, and we would therefore have no liability for Yellow taxes (although we might still be liable for other costs and expenses incurred by Yellow (including certain liabilities to third parties)). We cannot assure you, however, that that would be the case. If we are required to pay any of the amounts described above and the amount of such payments is significant, the payment could have a material adverse effect on our financial position.

WE MAY BE REQUIRED TO SATISFY CERTAIN INDEMNIFICATION OBLIGATIONS TO YELLOW, OR MAY NOT BE ABLE TO COLLECT ON INDEMNIFICATION RIGHTS FROM YELLOW.

         Under the terms of the master separation and distribution agreement and the tax indemnification and allocation agreement, we and Yellow will agree to indemnify one another from and after the distribution with respect to the indebtedness, liabilities and obligations that will be retained by our respective companies. These indemnification obligations could be significant. Our ability to satisfy any such indemnification obligations will depend upon the future financial strength of our company. We cannot determine whether we will have to indemnify Yellow for any substantial obligations after the distribution. We also cannot assure you that, if Yellow becomes obligated to indemnify us for any substantial obligations, Yellow will have the ability to satisfy those obligations. See "Arrangements Between Yellow and SCST Relating to the Distribution."

OUR COMMON STOCK HAS NO PRIOR PUBLIC MARKET, AND IT IS NOT POSSIBLE TO PREDICT HOW OUR STOCK WILL PERFORM AFTER THE DISTRIBUTION.

         There is not currently a public market for our common stock, although we expect that a "when-issued" trading market will develop on or about the record date, and after our common stock has been admitted for trading, subject to official notice of the distribution, on The Nasdaq National Market. There can be no assurance that an active public market will develop for our common stock. Furthermore, the prices at which trading in our common stock occurs may fluctuate significantly, particularly until the common stock issued in the distribution is fully distributed.

         The trading price of our common stock could be subject to significant fluctuations in response to certain factors, such as variations in our anticipated or actual results of operations, the operating results of other companies in the transportation industry, changes in conditions affecting the economy generally, including incidents of terrorism, analyst reports, general trends in the industry, sales of common stock by insiders, as well as other factors unrelated to our operating results. Prices may also be affected by certain provisions of our Restated Certificate of Incorporation and By-laws and Delaware law and our shareholder rights plan, as each will be in effect following the distribution, which may have anti-takeover effects. See "-- Certain provisions of our governing documents and Delaware law could have anti-takeover effects" and "Purposes and Effects of Certain Charter and By-law Provisions and Certain Anti-Takeover Effects." Accordingly, there can be no assurance as to the prices at which trading in our common stock will occur on a "when-issued" basis or after the distribution. See "The Distribution -- Approval and Trading of the Shares of Common Stock."

RISKS RELATED TO OUR BUSINESS

WE ARE A HOLDING COMPANY WITHOUT MATERIAL ASSETS OTHER THAN THE COMMON STOCK OF OUR SUBSIDIARIES.

         We are a holding company and do not have any material assets other than the common stock of our subsidiaries. Accordingly, our ability to pay dividends, if any, on our common stock, to service our indebtedness and meet our other cash needs will continue to be substantially dependent upon the results of operations of our subsidiaries and the cash flow, if any, generated by such subsidiaries.

WE INTEND TO INCUR A SIGNIFICANT AMOUNT OF DEBT, WHICH WE MIGHT NOT BE ABLE TO SERVICE AND WHICH WILL SUBJECT US TO COVENANTS THAT MAY LIMIT OUR FLEXIBILITY.

         Prior to the time of the distribution, we intend to enter into one or more senior credit facilities that provide for approximately $150 million of total borrowing capacity. The terms of these credit facilities are still being negotiated, including whether the credit facilities will be secured or unsecured. We intend to use a portion of the proceeds from borrowings under the credit facility to repay indebtedness owed to Yellow, pay a cash dividend to Yellow and for future capital expenditures, working capital and letter of credit requirements. See "The Distribution -- Incurrence of Debt."

         As a result of our entering into the credit facilities, we may become subject to various debt covenants. Those debt covenants to which we may be subject under the credit facilities could limit our ability to pay dividends or to make acquisitions that would otherwise benefit our company. We may also be required to maintain specific leverage, interest coverage ratios and other financial ratios. This level of indebtedness could have significant consequences, including:

          - limiting cash flow available for working capital, capital expenditures, acquisitions and other corporate purposes because a significant portion of our cash flow from operations must be dedicated to servicing our debt;

          - limiting our ability to obtain additional financing in the future; and

          - limiting our flexibility to react to competitive or other changes in our industry and to economic conditions generally.

         Our ability to repay or refinance our indebtedness will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory and other factors beyond our control.

CERTAIN PROVISIONS OF OUR GOVERNING DOCUMENTS AND DELAWARE LAW COULD HAVE ANTI-TAKEOVER EFFECTS.

         Our Restated Certificate of Incorporation and By-laws contain certain provisions which may have the effect of delaying, deferring or preventing a change of control of our company after the distribution. Such provisions include, for example, provisions classifying our Board of Directors, a prohibition on shareholder action by written consent, authorization of the Board of Directors to issue preferred stock in series, with the terms of each series to be fixed by the Board of Directors, and the provision of an advance notice procedure for shareholder proposals and nominations to the Board of Directors. See "Purposes and Effects of Certain Charter and By-Law Provisions and Certain Anti-Takeover Effects." These provisions could diminish the opportunities for a shareholder of SCST to participate in certain tender offers, including tender offers at prices above the then-current fair market value, and may also inhibit fluctuations in the market price of our common stock that could result from takeover attempts. In addition, the SCST Board of Directors intends to adopt a shareholder rights plan and, without further shareholder approval, could issue common stock and preferred stock that could have the effect of delaying, deferring or preventing a change of control of our company. See "Purposes and Effects of Certain Charter and By-law Provisions and Certain Anti-Takeover Effects-- Rights Agreement." The issuance of common stock and preferred stock could also adversely affect the voting power of the holders of common stock, including resulting in the loss of voting control to others. We have no current plans to issue any such common or preferred stock.

ONGOING INSURANCE AND CLAIMS EXPENSES COULD SIGNIFICANTLY REDUCE OUR EARNINGS.

         Our future insurance and claims expenses might exceed historical levels, which could significantly reduce our earnings. We currently self-insure for a portion of our claims exposure resulting from cargo loss, personal injury, property damage and workers' compensation in amounts ranging from $25,000 to $2.0 million. If the number or severity of claims for which we are self-insured increases, our operating results could be adversely affected. We also maintain insurance with licensed insurance companies above the amounts for which we self-insure. Insurance carriers have recently begun to raise premiums for many transportation companies. This could increase our insurance and claims expense after our current coverage expires on February 28, 2003 or cause us to raise our self-insured retention.

         Although Yellow has agreed to provide and keep in place any increased collateral requirements relating to our insurance obligations through February 2003, as more completely described under the caption "Arrangements Between Yellow and SCST Relating to the Distribution -- Master Separation and Distribution Agreement," recent events could affect the method by which our insurance coverage is obtained after February 2003, including the likelihood that letters of credit will be required instead of surety bonds. Furthermore, these recent events could result in an increase in the amount of letters of credit required to obtain insurance policies and/or an increase in insurance premiums. Our capital structure could limit our ability to post significant additional letters of credit. If any of these events occurs, we may not be able to renew our existing insurance coverage on terms acceptable to us, and our earnings could be materially and adversely affected. Future aggregate insurance expenses for SCST are likely to be higher than they would have been for SCST as part of the Yellow combined entity. See "Arrangements Between Yellow and SCST Relating to the Distribution -- Master Separation and Distribution Agreement."

SCST OPERATING SUBSIDIARIES SAIA AND JEVIC ARE NON-UNION. THE ABILITY OF EITHER SAIA OR JEVIC TO COMPETE WOULD BE SUBSTANTIALLY IMPAIRED IF EITHER SUBSIDIARY'S OPERATIONS WERE TO BECOME UNIONIZED.

         Both Saia and Jevic have in the past been the subject of unionization efforts which have been defeated. While both Saia and Jevic believe their current relationship with their employees is good, there can be no assurance that further unionization efforts will not occur in the future. The non-union status of both Saia and Jevic is a critical factor in the ability of both to compete in their respective markets. See "Business -- Labor."

YELLOW WILL CONTINUE TO PROVIDE US WITH CERTAIN FINANCIAL SUPPORT RELATED TO INSURANCE AND WORKERS' COMPENSATION LIABILITIES, AND WE CANNOT GUARANTEE THAT IT WILL MEET ALL OF ITS OBLIGATIONS.

         We will enter into a master separation and distribution agreement with Yellow in connection with the distribution pursuant to which Yellow will agree to provide certain ongoing collateral and credit support to us as more completely described under the caption "Arrangements Between Yellow and SCST Relating to the Distribution--Master Separation and Distribution Agreement." For example, Yellow administers an insurance program for workers' compensation and public liability claims for its corporate entities. Under the insurance program, Yellow has administered claims made against SCST and, where required by law or contract, has provided the necessary indemnities, insurance guarantees, letters of credit or surety bonds for the performance of the obligations of SCST. Yellow has indemnified certain states, insurance companies and sureties against the failure of SCST to pay workers' compensation and third-party claims. In some cases, these indemnities are supported by letters of credit under which Yellow is liable to the issuing bank and by bonds issued by surety companies. We cannot guarantee that Yellow will meet all of such obligations. If Yellow were to fail to meet its obligations under the master separation and distribution agreement, we could be materially and adversely affected.

OUR ABILITY TO ENGAGE IN ACQUISITIONS AND OTHER STRATEGIC TRANSACTIONS AND TO BE ACQUIRED WILL BE SUBJECT TO LIMITATIONS BECAUSE OF THE FEDERAL INCOME TAX REQUIREMENTS FOR A TAX-FREE DISTRIBUTION.

         In order for the distribution of our stock by Yellow to remain qualified as tax-free to Yellow, there must not be a change in ownership of 50% or more in either the voting power or value of either our stock or Yellow's stock that is considered to be part of a plan or a series of related transactions related to Yellow's distribution of our stock to its shareholders. For this purpose, a change in ownership may include the issuance of our common stock or Yellow common stock in acquisitions and other similar strategic transactions. If there are direct or indirect acquisitions of our stock or Yellow stock by one or more persons during the four-year period beginning two years prior to and ending two years after the distribution, each acquisition will be presumed to be part of a plan or a series of related transactions related to the Yellow distribution of our stock and the distribution will be taxable to Yellow unless the presumption is rebutted successfully.

         In addition, certain acquisitions of some or all of the stock of Yellow or of our stock (including by way of a merger with an acquiring company) may cause the spin-off to become taxable to both Yellow and the Yellow shareholders, even if there is not a 50% or greater change in the ownership of Yellow or our ownership.


         In order to provide further assurances that the distribution will remain qualified as a tax-free transaction for federal income tax purposes, the tax indemnification and allocation agreement will restrict our ability to take actions inconsistent with the ruling request. Under the tax indemnification and allocation agreement, we will generally indemnify Yellow with respect to any taxes incurred by Yellow in connection with the distribution if the distribution fails to qualify as a tax-free transaction for federal income tax purposes as a result of, among other things, a violation of any of the foregoing restrictions by us or as a result of certain misrepresentations made to the Internal Revenue Service. See "Arrangements Between Yellow and SCST Relating to the Distribution--Tax Indemnification and Allocation Agreement." Many of our competitors are not subject to similar restrictions and may issue their stock to complete acquisitions, expand their product offerings and speed the development of new technology or combine or be acquired by other companies. Therefore, these competitors may have an advantage over us.


         In addition, while our ability to issue additional equity or engage in transactions involving a change in ownership of our stock may be constrained, we will be responsible for our own financing following the distribution. We may determine that it is desirable to incur debt or issue equity in order to fund our working capital and capital expenditure requirements, as well as to make other investments. If we are unable to engage in such financing transactions within the tax constraints discussed above or to complete such debt or equity financing on terms acceptable to us, our business will be harmed. See "The Distribution -- Incurrence of Debt."

WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY, AND OUR BUSINESS WILL SUFFER IF WE ARE UNABLE TO ADEQUATELY ADDRESS POTENTIAL DOWNWARD PRICING PRESSURES AND OTHER FACTORS THAT MAY ADVERSELY AFFECT OUR OPERATIONS AND PROFITABILITY.

         Numerous competitive factors could impair our ability to maintain our current profitability. These factors include the following:

          - we compete and will compete with many other transportation service providers of varying sizes, including Yellow and its subsidiaries, some of which have greater capital resources than we do or have other competitive advantages;

          - transportation companies periodically reduce their prices to gain business, especially during times of reduced growth rates in the economy, which may limit our ability to maintain or increase prices or achieve significant growth in our business;

          - many customers reduce the number of carriers they use by selecting so-called "core carriers" as approved transportation service providers, and in some instances we may not be selected;

          - many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress prices or result in the loss of some business to competitors;

          - the trend towards consolidation in the ground transportation industry may create additional large carriers with greater financial resources and other competitive advantages relating to their size;

          - advances in technology require increased investments to remain competitive, and our customers may not be willing to accept higher prices to cover the cost of these investments; and

          - competition from non-asset-based logistics and freight brokerage companies may adversely affect our customer relationships and prices.

WE OPERATE IN A HIGHLY REGULATED INDUSTRY, AND COSTS OF COMPLIANCE WITH, OR LIABILITY FOR VIOLATION OF, EXISTING OR FUTURE REGULATIONS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

         The U.S. Department of Transportation and various state agencies exercise broad powers over our business, generally governing such activities as authorization to engage in motor carrier operations, safety and financial reporting. We may also become subject to new or more restrictive regulations imposed by the Department of Transportation, the Occupational Safety and Health Administration or other authorities relating to engine exhaust emissions, driver hours in service, security and ergonomics. Compliance with such regulations could substantially impair equipment productivity and increase our costs. See "Business -- Regulation."

         The Environmental Protection Agency has issued regulations that require progressive reductions in exhaust emissions from diesel engines through 2007. These reductions begin with diesel engines manufactured late in 2002. The regulations currently include subsequent reductions in the sulfur content of diesel fuel in 2006 and the introduction of emissions after-treatment devices on newly manufactured engines in 2007. These regulations could result in higher prices for tractors and increased fuel and maintenance costs.

WE ARE SUBJECT TO VARIOUS ENVIRONMENTAL LAWS AND REGULATIONS, AND COSTS OF COMPLIANCE WITH, OR LIABILITIES FOR VIOLATIONS OF, EXISTING OR FUTURE REGULATIONS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

Our operations are subject to environmental laws and regulations dealing with the handling of hazardous materials, underground fuel storage tanks, and discharge and retention of stormwater. We operate in industrial areas, where truck terminals and other industrial activities are located, and where groundwater or other forms of environmental contamination may have occurred. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. If we are involved in a spill or other accident involving hazardous substances, or if we are found to be in violation of applicable laws or regulations, it could have a material adverse effect on our business and operating results. If we fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

WE ARE SUBJECT TO GENERAL ECONOMIC FACTORS THAT ARE LARGELY OUT OF OUR CONTROL, ANY OF WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON THE RESULTS OF OUR OPERATIONS.

         Our business is subject to a number of general economic factors that may have a material adverse effect on the results of our operations, many of which are largely out of our control. These include recessionary economic cycles and downturns in customer business cycles, particularly in market segments and industries, such as retail and manufacturing, where we have a significant concentration of customers. Economic conditions may adversely affect the business levels of our customers, the amount of transportation services they need and their ability to pay for our services. It is not possible to predict the long-term effects of the September 11, 2001 terrorists attacks and subsequent events on the economy or on customer confidence in the United States, or the impact, if any, on our future results of operations. Customers encountering adverse economic conditions represent a greater credit risk, and we may be required to increase our reserve for bad debt losses.

THE TRANSPORTATION INDUSTRY IS AFFECTED BY BUSINESS RISKS THAT ARE LARGELY OUT OF OUR CONTROL, ANY OF WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON THE RESULTS OF OUR OPERATIONS.

         Businesses operating in the transportation industry are affected by risks that are largely out of our control, any of which could have a material adverse effect on the results of our operations. These factors include weather, excess capacity in the transportation industry, interest rates, fuel taxes, license and registration fees, and insurance premiums and self-insurance levels. Our results of operations may also be affected by seasonal factors. See "Business -- Seasonality." In addition, our business is also affected by surpluses in the market for used equipment.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand the future prospects of a company and make informed investment decisions. This information statement contains these types of statements, which are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

         Words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "predict," "believe" and similar words or expressions are intended to identify forward-looking statements. We use such forward-looking statements regarding our future financial condition and results of operations and our business operations in this information statement. All forward-looking statements reflect the present expectation of future events of our management and are subject to a number of important factors, risks, uncertainties and assumptions, including industry and economic conditions, that could cause actual results to differ materially from those described in the forward-looking statements. The factors listed under "Risk Factors," as well as any cautionary language in this information statement and our filings with the SEC, provide examples of these risks and uncertainties.

         You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this information statement. We have no obligation, and expressly disclaim any obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise.

                                 DIVIDEND POLICY

         We do not expect to pay a dividend in the foreseeable future. Our dividend policy will be established by our Board of Directors from time to time based on our results of operations and financial condition and such other business considerations and on the circumstances then in existence as the Board considers relevant. In addition, the terms of our debt agreements are expected to place limits on our ability to pay dividends and make other distributions.

                                THE DISTRIBUTION

BACKGROUND AND REASONS FOR THE DISTRIBUTION

         The Board of Directors of Yellow concluded that the separation of its regional, non-union business by way of a pro rata distribution of the common stock of SCST to Yellow shareholders would be in the best interests of Yellow shareholders. On March 2, 2002, the Board of Directors of Yellow authorized Yellow management to take the steps necessary to effect the distribution. Consummation of the distribution is subject to several conditions described in greater detail below.

         The distribution is intended to separate two businesses with distinct financial, investment and operating characteristics so that each can adopt strategies and pursue objectives appropriate to its specific needs in order to compete effectively. Yellow management believes that separating SCST from Yellow will provide the following benefits and greater growth opportunities:

          - Labor Relations. The Yellow operations presently include a national transportation business, operated through its unionized Yellow Transportation, Inc. subsidiary, and the non-union regional operations of Saia and Jevic. Separation of the union and non-union businesses is expected to permit each to pursue independent labor strategies without concern for how the actions of the other could affect its own labor relations.

          - Attract Key Employees. SCST will have a greater chance of attracting and retaining qualified managerial employees if employee equity compensation is directly related to the operations and success of SCST as an independent entity.

          - Management Focus. The management team of each company will be better able to focus on its operations, strategic direction and core business, which the Yellow Board of Directors believes will maximize shareholder value over the long term for both Yellow and SCST.

          - Avoiding Intracompany Competition and Customer Confusion. Changing shipping patterns in the United States have increasingly blurred the distinctions between national and regional LTL transportation, with the result that competition has increased between SCST subsidiaries and the national transportation operations of Yellow. The separation will eliminate intracompany competition and related customer confusion.

          - Permit Investors To Better Evaluate Separate Company Performance. Investors of SCST and Yellow will be better able to evaluate the financial performance of each business, enhancing the likelihood that each will achieve appropriate market recognition.

         Following the distribution, Yellow will continue to own and operate its Yellow Transportation operating unit, which provides primarily LTL national, regional and international transportation services for industrial, commercial, retail and government markets. Yellow will also continue to own and operate Meridian IQ, LLC, a non-asset-based company using web-native technology, to provide customers a single source for their logistics planning, global shipment management and execution needs, as well as Yellow Technologies, Inc., a subsidiary focused on creating and delivering information solutions and technology services.

CONDITIONS PRECEDENT TO THE DISTRIBUTION

         It is expected that the distribution of our common stock to Yellow shareholders will be effective on or about September 30, 2002, so long as

         1. Our common stock shall have been admitted for trading on The Nasdaq National Market, subject to official notice of the distribution;

         2. The favorable letter ruling received from the Internal Revenue Service shall not have been revoked;

         3. No other event or development shall have occurred that, in the sole judgment of Yellow, would result in the distribution having a material adverse effect on Yellow or its shareholders;

         4. Consummation of one or more senior credit facilities that provide for approximately $150 million of total borrowing capacity; and

         5. No order, injunction or decree shall have been issued by any court of competent jurisdiction or other legal restraint or prohibition that prevents the consummation of the distribution shall be in effect.

         The fulfillment of all of the above conditions, or the waiver by Yellow of the first, second, third or fourth conditions described above will not create any obligation on the part of Yellow to effect the distribution, and the Board of Directors of Yellow has reserved the right to amend, modify or abandon the distribution and the related transactions at any time prior to the distribution date.

DISTRIBUTION AGENT

         The distribution agent is Mellon Bank N.A., 85 Challenger Road, Ridgefield, NJ 07660, telephone (888) 213-0965.

MANNER OF EFFECTING THE DISTRIBUTION

         The general terms and conditions relating to the distribution will be set forth in the master separation and distribution agreement to be executed on or prior to the distribution date between Yellow and us. See "Arrangements Between Yellow and SCST Relating to the Distribution -- Master Separation and Distribution Agreement."

         In the event that all conditions to the distribution are satisfied or waived, and subject to the right of the Board of Directors of Yellow to abandon, defer or modify the distribution and related transactions, the distribution will be made on or about the distribution date to shareholders of record of Yellow on the record date. As part of the spin-off, SCST will be adopting a book-entry share transfer and registration system for SCST common stock. Instead of receiving physical share certificates, for every two shares of Yellow common stock on the record date, registered holders thereof will receive one share of our common stock credited to book-entry accounts established for them by the distribution agent. The distribution agent will mail an account statement to each registered holder stating the number of shares of SCST common stock credited to such holder's account. For shareholders who own Yellow common stock through a broker or other nominee, their shares of SCST common stock will be credited to their account by the broker or other nominee. After the distribution, holders may request that their shares of SCST common stock be transferred to a brokerage or other account at any time, as well as delivery of physical stock certificates for their shares, in each case without charge.

         Fractional shares of our common stock will not be issued to holders of Yellow common stock as part of the distribution nor credited to book-entry accounts. Instead, the distribution agent will aggregate fractional shares into whole shares and sell them in the open market at then-prevailing prices on behalf of holders who otherwise would be entitled to receive fractional share interests, and such persons will receive a cash payment in the amount of their pro rata share of the net sale proceeds. The distribution agent, in its sole discretion, without any influence from Yellow or SCST, will determine when, how, through which broker-dealer and at what price to sell such whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either Yellow or SCST. Sales of fractional shares of our common stock are expected to be made as soon as practicable after the distribution date, and checks representing proceeds of these sales will be mailed thereafter. Yellow will bear the cost of brokerage commissions incurred in connection with such sales. See "The Distribution -- Certain Federal Income Tax Consequences of the Distribution" for a discussion of the federal income tax treatment of fractional share interests. NONE OF YELLOW, THE DISTRIBUTION AGENT NOR WE GUARANTEE THAT YOU WILL RECEIVE ANY MINIMUM SALE PRICE FOR YOUR FRACTIONAL SHARES OF SCST COMMON STOCK. YOU WILL NOT BE PAID ANY INTEREST ON THE PROCEEDS OF THE SALE.




         Holders of Yellow common stock will not be required to pay any cash or other consideration for the shares of our common stock received in the distribution or to surrender or exchange shares of Yellow common stock or take any other action in order to receive our common stock. The distribution will not affect the number of, or the rights attaching to, the outstanding shares of Yellow common stock.

         HOLDERS OF YELLOW COMMON STOCK SHOULD NOT SEND CERTIFICATES TO YELLOW, SCST OR THE DISTRIBUTION AGENT. SHARES OF OUR COMMON STOCK WILL BE CREDITED TO BOOK-ENTRY ACCOUNTS BY THE DISTRIBUTION AGENT ON OR ABOUT SEPTEMBER 30, 2002. YELLOW STOCK CERTIFICATES WILL CONTINUE TO REPRESENT SHARES OF YELLOW COMMON STOCK AFTER THE DISTRIBUTION IN THE SAME AMOUNT SHOWN ON THE CERTIFICATES.

TREATMENT OF OPTIONS AND RESTRICTED STOCK

         Generally, any outstanding options to purchase Yellow common stock issued under a Yellow stock plan will remain outstanding and will be adjusted to reflect the economic value of the distribution but will continue to represent only the right to purchase Yellow stock. However, options to purchase Yellow common stock issued under the Yellow stock plans to Yellow employees who become SCST employees in connection with the distribution will be canceled, and those options will be replaced with new options to acquire our common stock that represent the same economic value as the canceled options and will be subject to the same restrictions and vesting dates as the original grants.

         Certain senior officers of Yellow and its subsidiaries Yellow Transportation, Meridian IQ and Yellow Technologies have received restricted stock grants. All such senior officers who are actively employed on the record date will agree to waive the dividend of SCST shares that they would otherwise have received in exchange for additional restricted shares of Yellow stock commensurate in value to the impact of the spin-off of SCST on the value of their previous restricted stock grants. The additional grants of restricted stock will be subject to the same restrictions and vesting dates as the original grants.

RESULTS OF THE DISTRIBUTION

         Following the distribution, we will be a separate public company that will own the capital stock of Jevic and Saia. The number and identity of the holders of our common stock immediately following the distribution will be substantially the same as the number and identity of the holders of Yellow common stock on the record date. Immediately following the distribution we expect to have approximately 2,258 holders of record of our common stock and 14,575,878 shares of common stock outstanding based on the number of shareholders of record of Yellow common stock and the number of outstanding shares of Yellow common stock as of the close of business on June 30, 2002 and the distribution ratio of one share of SCST common stock for every two shares of Yellow common stock. The actual number of shares of our common stock to be distributed will be determined as of the record date. The distribution will not affect the number of shares outstanding of Yellow common stock or any rights of holders of Yellow common stock.

INCURRENCE OF DEBT

         Prior to the distribution, we intend to enter into one or more senior credit facilities that provide for approximately $150 million of total borrowing capacity. The terms of these credit facilities are still being negotiated, including whether the credit facilities will be secured or unsecured. We intend to use the proceeds from borrowings under the credit facility to repay indebtedness owed to Yellow, pay a cash dividend to Yellow and for future capital expenditures, working capital and letter of credit requirements.

         After giving pro forma effect to the debt refinancing, the repayment of indebtedness and the distribution as if they had occurred on June 30, 2002, we would have had total indebtedness of approximately $130 million. Our total debt to total capitalization ratio would have been 46.7%, and our ratio of total debt to EBITDA for the twelve months ended June 30, 2002 would have been 1.87x. The amount of debt that we plan to incur was determined by Yellow and SCST management based on estimated cash needs, cash flows and appropriate debt to equity ratios of our company after the distribution. In making this determination, Yellow and SCST management considered the impact that the amount of debt would have on the credit rating of our company, the ability of Yellow to obtain credit arrangements for our company and the ability of our company to service its debt after the distribution.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

         The following summary of certain material U.S. federal income tax consequences to Yellow and its shareholders in connection with the distribution is based upon current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Internal Revenue Code, currently applicable Treasury regulations, and judicial and administrative rulings and decisions as of the date of this information statement. Legislative, judicial or administrative changes may be forthcoming that could alter or modify these statements, possibly on a retroactive basis.

         This summary applies only to shareholders of Yellow that are, for U.S. federal income tax purposes, U.S. citizens or residents, U.S. corporations, U.S. trusts or U.S. estates ("U.S. shareholders"). The summary does not purport to deal with all aspects of federal income taxation that may affect particular holders of Yellow common stock in light of their individual circumstances, nor with certain types of holders subject to special treatment under the federal income tax laws (e.g., life insurance companies, tax-exempt organizations, financial institutions or broker-dealers, partnerships or other pass-through entities, holders owning stock as part of a "straddle," "hedge" or "conversion transaction," holders who acquired their Yellow common stock upon the exercise of an employee stock option or otherwise as compensation, and holders of Yellow common stock who are neither citizens nor residents of the United States, or that are foreign corporations or foreign estates or trusts for U.S. federal income tax purposes). In addition, the summary assumes that each Yellow shareholder holds his or her shares of Yellow common stock as capital assets. CONSEQUENTLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE DISTRIBUTION IN LIGHT OF YOUR OWN SITUATION, INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS.

         Yellow has received a private letter ruling from the Internal Revenue Service that provides, among other things, assurances (subject to the accuracy of certain representations and assumptions) that, under current law, the distribution generally will qualify for federal income tax purposes as a tax-free transaction to Yellow and to Yellow shareholders under Section 355 of the Internal Revenue Code.

         The private letter ruling also provides that, for federal income tax purposes,

         - Yellow generally will not recognize gain or loss upon the distribution of our common stock to Yellow shareholders;

         - Yellow shareholders generally will not recognize any gain or loss (and will not be required to include any amount as taxable income) as a result of their receipt of our common stock in the distribution, except as described below in connection with cash received in lieu of fractional shares of our common stock;

         - Yellow shareholders will have an aggregate basis in their Yellow common stock and our common stock immediately after the distribution equal to their aggregate basis in their Yellow common stock immediately before the distribution. Yellow shareholders will apportion their tax basis in their Yellow common stock among their shares of Yellow common stock and the shares of our common stock they receive (including any fractional share interest in our common stock to which the Yellow shareholders are entitled) in accordance with the relative fair market values of these securities at the time of the distribution;

         - the holding period of Yellow shareholders for federal income tax purposes in the shares of our common stock received in the distribution will include the holding period of the Yellow common stock with respect to which the shares of our common stock are distributed so long as the Yellow common stock is held as a capital asset on the distribution date; and

         - Yellow shareholders who receive cash in lieu of fractional shares of our common stock will recognize gain or loss equal to the difference between the cash received and the tax basis allocated to such fractional shares. Any gain or loss will be capital gain or loss if the fractional shares would have been held as a capital asset on the distribution date.

         The tax ruling is based upon and subject to the accuracy of representations made by Yellow and us as to numerous factual matters and as to the intention of Yellow and us to take (or to refrain from taking) certain future actions. The inaccuracy of any of those factual representations or the failure to take the intended actions (or the taking of actions which were not intended to be taken) could cause the Internal Revenue Service to revoke all or part of the tax ruling retroactively. This could significantly increase the risk that the spin-off will fail to be tax-free. See "Risk Factors -- Risks Related to Our Separation from Yellow -- If the Internal Revenue Service were to challenge the tax-free nature of the distribution, we or you could be responsible for liabilities that relate to the distribution" and "Arrangements Between Yellow and SCST Relating to the Distribution -- Tax Indemnification and Allocation Agreement."

         If the distribution fails to remain qualified as a tax-free distribution for federal income tax purposes, Yellow would be subject to tax on the difference between (x) the fair market value of our common stock and (y) the adjusted tax basis of Yellow in our common stock at the time of the distribution. We have agreed (subject to certain exceptions) to indemnify Yellow against this liability. Under current valuations, we believe that Yellow would record a loss for tax purposes in the event the distribution was found to be taxable, and we would therefore have no liability for any Yellow taxes (although we might still be liable for other costs and expenses incurred by Yellow (including certain liabilities to third parties)). We cannot assure you, however, that would be the case. In addition, each holder of Yellow common stock who received shares of our common stock in the distribution would generally be treated as having received a taxable dividend includible in income in an amount equal to the fair market value of our common stock received at the time of the distribution, including the value at such time of any fractional shares. This would generally result in:

         - ordinary income to the extent of the pro rata share of such shareholder of current and accumulated earnings and profits of Yellow;

         - a reduction in the basis (but not below zero) of such shareholder in Yellow common stock to the extent the amount received exceeds the shares of such shareholder of earnings and profits of Yellow; and

         - a taxable gain from the exchange of Yellow common stock to the extent the amount received exceeds both such shareholder's share of Yellow's earnings and profits and such shareholder's basis in Yellow common stock.

         Under Section 355(e) of the Code, even if the distribution otherwise qualifies as tax-free under Section 355, the distribution could nevertheless become taxable to Yellow (but not the Yellow shareholders) if Yellow or SCST were to undergo a change in control pursuant to a plan or a series of related transactions which include the distribution. Any transaction which occurs within the four-year period beginning two years prior to the distribution generally is presumed to be part of a plan or a series of related transactions which include the distribution unless Yellow establishes otherwise. In this context, a change in control generally means a shift in 50% or more (measured by voting power or value) of the ownership of either Yellow or SCST. Examples of such a change in control could include an acquisition (including certain acquisitions which are neither planned nor accepted by the board of the company being acquired), the issuance of a significant amount of additional shares, and certain redemptions.

         For a description of the tax indemnification and allocation agreement under which Yellow and we have provided for various tax matters, see "Arrangements Between Yellow and SCST Relating to the Distribution -- Tax Indemnification and Allocation Agreement."

APPROVAL AND TRADING OF THE SHARES OF SCST COMMON STOCK

         There is no existing market for our common stock. We have applied for quotation of our common stock on The Nasdaq National Market. It is anticipated that our common stock will be traded on The Nasdaq National Market under the symbol "SCST". If the shares are accepted for quotation, a when-issued trading market for our common stock is expected to develop on or about the record date. The term "when-issued" means that shares can be traded prior to the time certificates are actually available or issued. There can be no assurance about the trading prices for our common stock before or after the distribution date, and until the shares of our common stock are fully distributed and an orderly market develops, the trading prices for such securities may fluctuate. Prices for our common stock will be determined in the trading markets and may be influenced by many factors, including the depth and liquidity of the market for such securities, developments affecting our business generally, the impact of the factors referred to in "Risk Factors," investor perceptions of our company and its business, our operating results, our dividend policies and general economic and market conditions. See "Risk Factors -- Risks

Relating to Our Business -- Our common stock has no prior public market, and it is not possible to predict how our stock will perform after the distribution."

         Yellow common stock will continue to trade on The Nasdaq National Market under the symbol "YELL". After the distribution, the trading price of Yellow common stock likely will be lower than the trading price immediately prior to the distribution. Until the market has evaluated the operations of Yellow without SCST, the trading price of Yellow common stock may fluctuate. In addition, the combined trading prices of our common stock and Yellow common stock held by shareholders after the distribution may be less than, equal to or greater than the trading price of Yellow common stock prior to the distribution.

         The transfer agent and registrar for the SCST common stock will be Mellon Bank N.A., 85 Challenger Road, Ridgefield, NJ, telephone (888) 213-0965.

         For certain information regarding options to purchase SCST common stock that will be granted in connection with the distribution, see "Arrangements Between Yellow and SCST Relating to the Distribution -- Yellow Stock Option Plans" and "Management -- Compensation of Directors" and "-- Compensation of Executive Officers."

         Shares of our common stock distributed to Yellow shareholders in the distribution will be freely transferable under the Securities Act, except for shares of our common stock received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the distribution generally include individuals or entities that control, are controlled by, or are under common control with, our company, and may include certain of our officers, directors or principal shareholders. After we become a publicly-traded company, securities held by persons who are our affiliates will be subject to resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of our common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

REASONS FOR FURNISHING THIS INFORMATION STATEMENT

         This information statement is being furnished solely to provide information to Yellow shareholders who will receive shares of our common stock in the distribution as required by applicable law. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities of Yellow or of us. The information contained in this information statement is believed by Yellow and by us to be accurate as of the date set forth on its cover. Changes may occur after that date, and neither Yellow nor we will update the information except in the normal course of its or our public disclosure practices.

                      ARRANGEMENTS BETWEEN YELLOW AND SCST
                          RELATING TO THE DISTRIBUTION

         Immediately prior to the distribution, we will be wholly owned by Yellow, and our results of operations have been included in the consolidated financial results of Yellow. Following the distribution, Yellow will not have any ownership interest in SCST. Furthermore, except as described below, all contractual relationships existing prior to the distribution between Yellow and us will be terminated except for commercial relationships in the ordinary course of business and except for those agreements described below.

         Immediately prior to the distribution, Yellow and SCST will enter into certain agreements to define our ongoing relationship after the distribution and to allocate tax, employee benefits and certain other liabilities and obligations arising from periods prior to the distribution date. These agreements are summarized below and will be filed as exhibits to the Registration Statement on Form 10 of which this information statement forms a part, and the summaries of such agreements are qualified in their entirety by reference to the full text of such agreements. The terms of these agreements have not yet been finalized and are being reviewed by us and Yellow. These agreements may be amended by the parties prior to the distribution.

MASTER SEPARATION AND DISTRIBUTION AGREEMENT

         Yellow and SCST will enter into a master separation and distribution agreement providing for, among other things, the corporate transactions required to effect the distribution, the terms of and conditions to the distribution and other arrangements with respect to or in consequence of the distribution. The master separation and distribution agreement will provide for, with certain exceptions:

         1. the transfer of certain assets and liabilities and employees from Yellow to SCST;

         2. the adjustment of outstanding stock options to purchase Yellow common stock as more completely described below under "--Yellow Stock Option Plans";

         3. a payment within the range of $110 million and $115 million from SCST to Yellow on or prior to the distribution date representing a cash dividend to Yellow from SCST or the repayment of intercompany indebtedness or a combination thereof;

         4. the ongoing obligation of Yellow to fund collateral requirements of certain insurance programs of SCST and the corresponding indemnification obligations of SCST to Yellow;

         5. the obligation of Yellow to pay certain claims falling within the self-insurance pool which has been maintained by Yellow to buy down the self-insurance retentions of SCST subsidiaries;

         6. the ongoing guarantee by Yellow of certain SCST obligations relating to facility leases and the corresponding indemnification obligations of SCST to Yellow; and

         7. the treatment of employee benefit matters and other compensation arrangements for former and current employees of SCST and its subsidiaries.

         Each of Yellow and SCST will have sole responsibility for expenses and claims arising out of its own activities after the distribution.

         Conditions to the Distribution

         Yellow will have the absolute discretion to determine the terms of the distribution, whether to proceed with the distribution and the date of the distribution. Notwithstanding that discretion, there are a number of conditions to the distribution, including the following:

         1. The SCST common stock shall have been admitted for trading on The Nasdaq National Market, subject to official notice of the distribution;

         2. No other event or development shall have occurred that, in the sole judgment of Yellow, would result in the distribution having a material adverse effect on Yellow or its shareholders;

         3. Consummation of one or more senior credit facilities that provide for approximately $150 million of total borrowing capacity; and

         4. No order, injunction or decree shall have been issued by any court of competent jurisdiction or other legal restraint or prohibition that prevents the consummation of the distribution shall be in effect.

         Division of Assets and Liabilities

         Almost all of the employees necessary to operate the business of SCST and its subsidiaries following the distribution are currently employees of Saia or Jevic, and there is therefore no need to transfer such employees in connection with the distribution. As of the date of the distribution, however, approximately 7 employees of Yellow will become employees of SCST, and SCST will become responsible for the insurance, employee benefits and other related benefits of those employees.

         Certain Financial Support Arrangements

         Yellow currently provides guarantees of certain obligations of SCST and its subsidiaries, including certain lease obligations of SCST and substantially all of SCST insurance claims with its underwriters and of workers' compensation claims in eight states where SCST is a qualified self-insured. As of the date of the distribution, Yellow will cancel all such guarantees that it is permitted to cancel without any third-party consents. SCST has agreed to use its reasonable best efforts to remove all other guarantees by Yellow of obligations of SCST and its subsidiaries, and it has also agreed to indemnify Yellow for any claims made against it in respect of such guarantees. The total amounts of such guarantees are approximately $18.4 million for insurance and self-insurance obligations and $7.5 million for Saia terminal leases.

         Because SCST will be limited under its credit facility in providing collateral required by SCST insurance programs through February 2003, Yellow will provide the majority of the letters of credit or indemnity bonds required under such insurance programs for such period. Although the collateral support by Yellow is not expected to remain in place for more than four years after the distribution, the agreement will not be limited to any length of time. However, the agreement will provide for significant increases in the cost to SCST for the collateral support by Yellow after the end of the fourth year. Yellow will provide collateral estimated to be at least $18.4 million to specified insurance companies and states where SCST is self-insured on behalf of SCST for the SCST insurance programs including general liability, bodily injury and property damage and workers' compensation. To the extent Yellow has collected premiums from SCST, Yellow will be obligated to pay certain claims falling within the self-insurance pool which has been maintained by Yellow to buy down the self-insurance retentions of SCST subsidiaries.

         Administrative Services

         Yellow has agreed to provided a nominal amount of administrative services to SCST for an indefinite period following the distribution relating to the processing of certain third-party claims made prior to March 2000.

         Non-Solicitation

         For two years after the date of the distribution, Yellow and SCST have agreed not to solicit or influence any employee of the other to terminate his or her employment for the purpose of working for the other, other than solicitation by an employee of employment and other than a general solicitation for employment not specifically directed at the other party.

         Access to Information; Confidentiality

         Yellow and SCST have agreed to provide to the other any information in its possession that the requesting party reasonably needs in order to comply with governmental or regulatory requirements or to comply with its obligations under the master separation and distribution agreement or the tax indemnification and allocation agreement. Each party has agreed to hold in confidence all non-public information concerning the other party unless compelled to disclose such information by law.

         Expenses; Dispute Resolution

         Except as otherwise set forth in the master separation and distribution agreement or in any other agreement, all costs or expenses incurred on or prior to the distribution date in connection with the distribution will be charged to and paid by Yellow. Except as set forth in the master separation and distribution agreement or any related agreement, any determination or calculation to be made pursuant to the agreement will be made by Yellow and shall be binding on the parties absent evidence of manifest error. The parties have agreed to attempt to resolve any disputes in good faith through negotiation and, failing that, through non-binding mediation. The costs of mediation will be shared equally by the parties. In addition, either party may pursue litigation if it would be substantially harmed by a failure to act during the negotiation and mediation procedures. Any duties owed by one party to the other will continue to be owed during any such dispute.

         Indemnification

         Each party has agreed to indemnify and hold harmless the other party for any claim in excess of $5,000 following the distribution date arising out of the debts or obligations of the other party.

TAX INDEMNIFICATION AND ALLOCATION AGREEMENT

         As part of the distribution, Yellow and SCST will enter into a tax indemnification and allocation agreement that will provide, among other things, for the allocation of federal, state, local and foreign tax liabilities for periods prior to and including the distribution date. Through the distribution date, SCST has been and will be included in the consolidated federal income tax returns of Yellow and, in certain states, the state tax returns of Yellow.


         In general, the tax indemnification and allocation agreement generally will provide that SCST will be liable for taxes related to SCST for all periods prior to or including the distribution. In addition, SCST generally will be entitled to all refunds related to SCST for all periods prior to or including the distribution.

         The agreement will also require SCST (subject to certain exceptions) to indemnify Yellow against (1) certain taxes incurred by Yellow in preparation for or in connection with the distribution (whether or not the distribution qualifies as tax-free) and (2) certain taxes and certain other costs and expenses (including liabilities to third parties) that may be incurred by Yellow if the distribution fails to qualify as tax-free.

         Though valid as between Yellow and SCST, the tax indemnification and allocation agreement will not be binding on the Internal Revenue Service and does not affect the several liability of Yellow and SCST for all federal income taxes of the consolidated group required to be shown on the consolidated federal income tax returns.

YELLOW STOCK OPTION PLANS

         As of the distribution date, outstanding options under Yellow stock option plans for active employees of SCST and subsidiaries will be converted to options exercisable for shares of our common stock having an equivalent value. The outstanding options under Yellow stock option plans for active employees of Yellow, retirees, and other former employees will remain options exercisable for Yellow shares but will be adjusted subsequent to the distribution so that they retain equivalent value. The number of shares of the applicable company's stock covered by the resulting option will be the number of shares of Yellow stock covered by the option before adjustment multiplied by a fraction, the numerator of which is the pre-distribution closing price of Yellow common stock and the denominator of which is the post-distribution closing price of the applicable company's common stock (Yellow common stock in the case of persons retaining options on Yellow common stock; SCST common stock in the case of persons receiving substituted SCST options). The exercise price of the resulting option will be the per share exercise price under the option before adjustment multiplied by the inverse of the fraction described in the preceding sentence. The ratio of the exercise price per option to the market value per share will not be reduced and the vesting provisions and option period of SCST and Yellow options will be the same as for the original Yellow options.

UNFUNDED DEFERRED COMPENSATION

         Pursuant to the employment agreement entered into between Yellow and Herbert A. Trucksess III, Chairman, President and Chief Executive Officer of SCST, on April 20, 2000, Mr. Trucksess will be eligible for a supplemental retirement benefit from Yellow when he commences receiving retirement benefits which essentially give him credit for 16 years of additional service under the Yellow defined benefit plan. No other unfunded obligations to pay deferred compensation will exist between Yellow and any employee of Yellow who is transferring to SCST. Payments due under a covenant not to compete between Yellow and the former owners of Action Express will be the responsibility of SCST. The present value of the noncompete obligation as of June 30, 2002 was approximately $1.1 million, representing annual payments to be made through 2007.

ANNUAL BONUSES

         Bonus obligations will be the responsibility of SCST for all SCST employees, including transferred Yellow employees, other than Saia and Jevic employees, whose employee bonuses will be the responsibility of Saia and Jevic.

                       SELECTED HISTORICAL FINANCIAL DATA
              (in thousands except per share data and percentages)

         The following table shows summary historical financial data of SCST, which includes its wholly owned subsidiaries Saia and Jevic, and has been derived from, and should be read together with, the financial statements and accompanying notes. The summary financial information may not be indicative of the future performance of SCST as an independent company. It should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements and corresponding notes included elsewhere in this information statement.

                                                   SIX MONTHS
                                                  ENDED JUNE 30,                      YEAR ENDED DECEMBER 31,
                                              ---------------------  ---------------------------------------------------------
STATEMENT OF OPERATIONS:                         2002        2001       2001        2000       1999(1)       1998        1997
                                                 ----        ----       ----        ----       -------       ----        ----
     Operating revenue ....................   $ 380,025   $ 391,612  $ 771,582   $ 789,009   $ 594,510   $ 407,960   $ 360,194
                                              ---------   ---------  ---------   ---------   ---------   ---------   ---------

     Income from operations (2) ...........      11,648       4,818     15,743      21,661      28,678      22,096      18,082

     Income (loss) before
         cumulative effect of accounting
         change ...........................       5,021      (2,455)       771       1,698       9,789       9,187       7,106

     Net income (loss) (3) ................     (70,154)     (2,455)       771       1,698       9,789       9,187       7,106

     Pro forma basic earnings (loss) per
         share before cumulative effect
         of accounting change (4) .........         .34        (.17)       .05         .12         .67         .63         .49

     Pro forma basic earnings (loss)
         per share (4) ....................       (4.81)       (.17)       .05         .12         .67         .63         .49

OTHER FINANCIAL DATA:

     Net cash provided by operating
         activities .......................      20,717      24,533     68,718      69,521      40,951      20,622      39,073

     Net cash used in investing
         activities (1) ...................      (9,229)     (8,264)   (19,613)    (59,033)    (53,016)    (46,164)    (33,385)

     Net cash (used in) from financing
         activities .......................     (10,258)    (17,275)   (52,547)     (9,124)     11,301      25,205      (4,539)

     Depreciation and amortization ........      22,357      24,580     49,166      48,296      33,406      19,876      16,959

     EBITDA (5) ...........................      34,005      29,398     64,909      69,957      62,084      41,972      35,041

PRO FORMA INFORMATION REFLECTING
NON-AMORTIZATION OF GOODWILL:

     Pro forma income (loss) before
         cumulative effect of accounting
         change (6) .......................       5,021        (953)     3,777       4,739      11,734      10,035       7,954

     Pro forma basic earnings (loss) per
         share before cumulative effect
         of accounting change (6) .........         .34        (.07)       .26         .33         .81         .69         .55

BALANCE SHEET DATA:

     Cash .................................       2,711       3,916      1,480       4,922       3,558       4,322       4,659

     Net property and equipment ...........     290,560     317,562    306,041     334,427     319,635     167,213     132,432

     Total assets .........................     437,658     536,147    511,946     551,667     536,461     257,143     206,458

     Total debt ...........................     118,735     189,065    128,992     206,884     218,899     106,666      78,198

     Total shareholder's equity ...........     159,723     201,604    229,649     203,514     198,926      79,939      63,419

MEASUREMENTS:

     Operating ratio (6) ..................        96.9%       98.8%      98.0%       97.3%       95.2%       94.6%       95.0%

     Ratio of EBITDA to revenue (5)  ......         8.9%        7.5%       8.4%        8.9%       10.4%       10.3%        9.7%


----------------------

(1) On July 9, 1999, Jevic was acquired. The results of operations include the results of operations of Jevic from the date of the acquisition. Net cash used in investing activities in 1999 excludes $164.5 million relating to the acquisition of Jevic.

(2) Operating expenses in 2001 and 2000 include one-time integration charges of $6.7 million and $2.7 million, respectively, relating to the integration of WestEx and Action Express into Saia.

(3) Net loss for the fiscal period ended June 30, 2002 includes a non-cash charge of $75.2 million recorded as a cumulative effect of change in accounting principle to reflect the impairment of goodwill at Jevic under new accounting standards adopted January 1, 2002.

(4) Pro forma basic earnings per share amounts for each period presented are based on shares of Yellow common stock outstanding at June 30, 2002, net of treasury shares multiplied by the anticipated SCST stock distribution ratio of one share of SCST common stock for every two shares of Yellow common stock. Shares of Yellow common stock outstanding at June 30, 2002 were 29,151,756, resulting in pro forma shares of SCST common stock outstanding of 14,575,878.

(5) EBITDA is defined as income from operations plus depreciation and amortization. We have included data with respect to EBITDA because it is commonly used as a measurement of financial performance by investors to analyze and compare companies on the basis of operating performance. EBITDA is not a measurement of financial performance under generally accepted accounting principles. EBITDA should not be considered an alternative to operating income as determined in accordance with generally accepted accounting principles as an indicator of our operating performance, or to cash flows from operating activities, as determined in accordance with generally accepted accounting principles, as a measurement of our liquidity. EBITDA is not necessarily comparable with similarly titled measures for other companies.

(6) Pro Forma Information Reflecting Non-amortization of Goodwill for each period presented reflects results of operations for SCST had the company applied the nonamortization provisions of Financial Accounting Standards Board Statement No. 142--Goodwill and Other Intangible Assets, which was adopted by SCST on January 1, 2002. The historical financial statements include amortization of goodwill of zero and $1.5 million for the six month periods ended June 30, 2002 and 2001, respectively, and $3.0 million, $3.0 million, $1.9 million, $0.8 million and $0.8 million for the years ended December 31, 2001, 2000, 1999, 1998 and 1997, respectively.

(7) The operating ratio is the calculation of operating expenses divided by revenue.

                            PRO FORMA FINANCIAL DATA
                                 (IN THOUSANDS)

         The following tables show summary unaudited consolidated pro forma financial data of SCST. The pro forma financial data reflects the spin-off of SCST as if it had occurred on January 1, 2001 and January 1, 2002 for the Statements of Operations and as if it had occurred on June 30, 2002 for the Balance Sheet. The pro forma financial data includes certain pro forma adjustments described in the footnotes that, in the opinion of management, are necessary to reflect the results of operations of SCST as if the spin-off had occurred on the dates indicated.

         The summary unaudited consolidated pro forma financial data is presented for illustrative purposes only and does not purport to be indicative of the operating results or financial position that actually would have occurred if the spin-off had occurred on the dates indicated, nor is it necessarily indicative of the future operating results or financial position of SCST as a stand-alone entity. This pro forma financial data should be read together with the audited consolidated financial statements and accompanying notes of SCST, which are included in this information statement.

                    SCS TRANSPORTATION, INC. AND SUBSIDIARIES
                      PRO FORMA CONSOLIDATED BALANCE SHEET
                               AS OF JUNE 30, 2002
                                   (UNAUDITED)

                                                                                     PRO FORMA
                                                                   HISTORICAL       ADJUSTMENTS       PRO FORMA
                                                                   ----------       -----------       ---------
ASSETS

CURRENT ASSETS:

   Cash.....................................................        $   2,711          $    --        $   2,711

   Accounts receivable, less allowance......................           93,510               --           93,510

   Prepaid expenses and other...............................           33,548               --           33,548
                                                                     --------          -------         --------

     Total current assets...................................          129,769               --          129,769

PROPERTY AND EQUIPMENT:

   Cost.....................................................          476,599               --          476,599

   Less: Accumulated depreciation...........................          186,039               --          186,039
                                                                     --------                          --------

         Net property and equipment.........................          290,560               --          290,560

Goodwill and other assets...................................           17,329               --           17,329
                                                                     --------          -------         --------

                                                                     $437,658          $    --         $437,658
                                                                     ========          =======         ========

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES:

   Accounts payable and checks outstanding..................         $ 30,726          $    --         $ 30,726

   Wages and employees' benefits............................           30,002               --           30,002

   Other current liabilities................................           30,545               --           30,545

   Current maturities of long-term debt.....................              364             (364)(1)           --
                                                                     --------          -------         --------

     Total current liabilities..............................           91,637             (364)          91,273

OTHER LIABILITIES:

   Long-term debt...........................................           32,461          (16,150)(1)      130,000

                                                                                       113,689 (1)

   Notes to Parent..........................................           85,910          (85,910)(1)           --

   Deferred income taxes....................................           58,163               --           58,163

   Claims, insurance and other..............................            9,764               --            9,764
                                                                     --------          -------         --------

     Total other liabilities................................          186,298           11,629          197,927

SHAREHOLDER'S EQUITY........................................          159,723          (11,265)(1)      148,458
                                                                     --------          -------         --------

                                                                     $437,658          $    --         $437,658
                                                                     ========          =======         ========



                       (See notes to pro forma statements)

                    SCS TRANSPORTATION, INC. AND SUBSIDIARIES
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 2002
                                   (UNAUDITED)



                                                                                     PRO FORMA
                                                                   HISTORICAL       ADJUSTMENTS       PRO FORMA
                                                                   ----------       -----------       ---------
Operating Revenue...........................................         $380,025        $    --         $380,025

Operating Expenses:

   Salaries, wages and benefits.............................          217,912             --          217,912

   Operating expenses and supplies..........................           62,590            390(2)        62,980

   Operating taxes and licenses.............................           15,487             --           15,487

   Claims and insurance.....................................           11,761             --           11,761

   Depreciation and amortization............................           22,357             --           22,357

   Purchased transportation.................................           38,008             --           38,008

   Unusual items............................................              262             --              262
                                                                     --------        -------         --------

     Total operating expenses...............................          368,377            390          368,767

Income from Operations......................................           11,648           (390)          11,258

Nonoperating (Income) Expense:

   Interest expense.........................................            2,712         (2,712)(3)        5,122

                                                                                       5,122(4)

   Other, net...............................................               76             --               76
                                                                     --------        -------         --------

     Nonoperating expenses, net.............................            2,788          2,410            5,198

Income Before Income Taxes and Cumulative Effect of                     8,860         (2,800)           6,060
   Accounting Change........................................

Income Tax Provision........................................            3,839         (1,070)(5)        2,769
                                                                     --------        -------         --------

Income Before Cumulative Effect of Accounting
   Change...................................................         $  5,021        $(1,730)        $  3,291
                                                                     ========        =======         ========


                       (See notes to pro forma statements)

                    SCS TRANSPORTATION, INC. AND SUBSIDIARIES
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2001
                                 (IN THOUSANDS)
                                   (UNAUDITED)



                                                                                     PRO FORMA
                                                                   HISTORICAL       ADJUSTMENTS       PRO FORMA
                                                                   ----------       -----------       ---------
Operating Revenue...........................................         $771,582         $     --         $771,582

Operating Expenses:

   Salaries, wages and benefits.............................          435,795               --          435,795

   Operating expenses and supplies..........................          141,124            1,585(2)       142,709

   Operating taxes and licenses.............................           31,521               --           31,521

   Claims and insurance.....................................           20,251               --           20,251

   Depreciation and amortization............................           49,166               --           49,166

   Purchased transportation.................................           71,304               --           71,304

   Unusual items............................................            6,678               --            6,678
                                                                      -------         --------          -------

     Total operating expenses...............................          755,839            1,585          757,424

Income from Operations......................................           15,743           (1,585)          14,158

Nonoperating (Income) Expense:

   Interest expense.........................................           10,942          (10,942)(3)       10,244

                                                                                        10,244 (4)

   Other, net...............................................               (3)              --               (3)
                                                                      -------         --------          -------

     Nonoperating expenses, net.............................           10,939             (698)          10,241

Income Before Income Taxes..................................            4,804             (887)           3,917

Income Tax Provision........................................            4,033             (339)(5)        3,694
                                                                      -------         --------          -------

Net Income..................................................          $   771         $   (548)         $   223
                                                                      =======         ========          =======


                       (See notes to pro forma statements)

                    SCS TRANSPORTATION, INC. AND SUBSIDIARIES
                   NOTES TO PRO FORMA CONSOLIDATED STATEMENTS
                                   (UNAUDITED)

(1) The approximately $114 million cash payment to Yellow Corporation consists of an $86 million repayment of the line of credit with the Parent and a $17 million payment to the Parent, which will fund the payoff of approximately $17 million in fixed and variable rate mortgage notes payable. It is anticipated the payoff of this debt would occur prior to the distribution date. An additional $11 million dividend would be the remainder of the $114 million cash payment.

(2) Increase in operating expenses and supplies reflects expected separate public company costs that were not included in the historical management fee charged by the Parent in the respective periods.

(3) Removal of actual interest expense charged by the Parent and incurred on third party debt in the respective period.

(4) The pro forma interest expense has been calculated assuming $130.0 million of funded debt at the spin-off at an expected effective interest rate of 7.88%. The expected effective interest rate includes other financing costs for letter of credit fees, unused line of credit fees that were previously included in the amounts charged by the Parent.

(5) Pro forma pretax income adjustments have been tax-effected using a blended marginal federal and state income tax rate of 38.2%.

                                 CAPITALIZATION
              (in thousands except per share data and percentages)

         The following table sets forth the capitalization of SCST as of June 30, 2002:

          -     On a historical basis; and

          - On a pro forma as adjusted basis after giving pro forma effect to the spin-off of SCST as if it had occurred on June 30, 2002, including the refinancing of intercompany indebtedness.

         You should read this table in conjunction with the consolidated financial statements of SCST and the accompanying notes, as well as the other financial information included elsewhere in this information statement.

                                                                                              Pro Forma
                                                                        Historical           As Adjusted
                                                                       -----------          ------------
Cash and marketable securities...............................          $     2,711          $      2,711
                                                                       ===========          ============

Current maturities of third-party long-term debt.............                  364                    --

Third-party long-term debt:

     Subordinated debentures, average interest rate of
     6.9%, installment payments due from 2005 to 2011........               16,311                16,311

     Fixed rate mortgage notes, monthly principal and
     interest payments, final payment of $9,707, due
     January 2009, interest rates ranging from 7.0% to
     7.7%, collateralized by Jevic facilities................               11,169                    --

     Variable rate mortgage note, monthly principal
     and interest payments, final payment of $4,497,
     due November 2005, collateralized by Jevic                              4,981                    --
     facilities..............................................

     New senior credit facility(ies).........................                   --               113,689
                                                                       -----------          ------------
                                                                            32,461               130,000
Line of credit with Yellow...................................               85,910                    --
                                                                       -----------          ------------
     Total debt..............................................              118,735               130,000

Shareholder's equity:

Parent company equity........................................              159,723                   n/a

Common stock, $0.001 par value, 50,000,000
     shares authorized; 14,575,878 shares issued and
     outstanding (1).........................................                  n/a                    15

Preferred stock, $0.001 par value, 50,000 shares
     authorized; no shares issued and outstanding............                  n/a                    --

Capital surplus..............................................                  n/a               181,932

                                                                                              Pro Forma
                                                                        Historical           As Adjusted
                                                                       -----------          ------------
Retained deficit.............................................                  n/a               (33,385) (2)

Accumulated other comprehensive income.......................                  n/a                  (104)
                                                                       -----------          ------------
     Total shareholder's equity..............................              159,723               148,458

     Total capitalization....................................          $   278,458          $    278,458
                                                                       ===========          ============

Total debt to total capitalization...........................                 42.6%                 46.7%

Total debt to EBITDA (12 months ended June 30, 2002)
     (3).....................................................                 1.70x                 1.87x


-----------------------

(1) Pro forma as adjusted shares outstanding reflect a distribution ratio of one share of SCST common stock for every two shares of Yellow common stock.

(2) Retained deficit includes the $75.2 million non-cash charge recorded as a cumulative effect of change in accounting principle to reflect the impairment of goodwill at Jevic under new accounting standards adopted January 1, 2002.

(3) EBITDA is defined as income from operations, depreciation and amortization. We have included data with respect to EBITDA because it is commonly used as a measurement of financial performance by investors to analyze and compare companies on the basis of operating performance. EBITDA is not a measurement of financial performance under generally accepted accounting principles. EBITDA should not be considered an alternative to operating income as determined in accordance with generally accepted accounting principles as an indicator of our operating performance, or to cash flows from operating activities, as determined in accordance with generally accepted accounting principles, as a measurement of our liquidity. EBITDA is not necessarily comparable with similarly titled measures for other companies.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION

         SCST makes estimates and assumptions in preparing the consolidated financial statements that affect reported amounts and disclosures therein. In the opinion of management, the accounting policies that generally have the most significant impact on the financial position and results of operations of SCST include:

          - Claims and Insurance Accruals. SCST is self-insured up to certain retention limits for medical, workers' compensation, auto liability, casualty and cargo claims. The liabilities associated with the risk retained by SCST are estimated in part based on historical experience, third-party actuarial analysis, demographics, severity and other assumptions. However, these estimated accruals could be significantly affected if the actual costs of SCST differ from these assumptions and historical trends.

          - Depreciation and Capitalization of Assets. Under the SCST accounting policy for plant and equipment, management establishes appropriate depreciable lives and salvage values for SCST's revenue equipment (tractors and trailers) based on their estimated useful lives and estimated fair values to be received when the equipment is sold or traded in. These estimates are continuously evaluated and updated when circumstances warrant. However, actual depreciation and salvage values could differ from these assumptions.

          - Amortization Period and Recover of Goodwill. On January 1, 2002, SCST adopted Financial Accounting Standards Board Statement No. 142 -- Goodwill and Other Intangible Assets. The statement requires that, on adoption and at least annually thereafter, SCST assess goodwill impairment by applying a fair value based test. This fair value based test involves assumptions regarding the long-term future performance of the operating subsidiaries of SCST, fair value of the assets and liabilities of SCST, cost of capital rates and other assumptions.

These accounting policies, and others, are described in further detail in the notes to the consolidated financial statements.

QUARTER AND SIX MONTHS ENDED JUNE 30, 2002 VS. QUARTER AND SIX MONTHS ENDED JUNE 30, 2001

Revenue and volume

         Operating revenue of SCST for the quarter ended June 30, 2002 was $196 million, no change from $196 million for the quarter ended June 30, 2001. After several quarters of continuing economic weakness, both Saia and Jevic experienced quarter-over-quarter tonnage and shipment increases. However, quarter-over-quarter decline in fuel prices resulted in lower fuel surcharge revenue in 2002 versus 2001, which contributed to part of the deterioration in yields. For the six months ended June 30, 2002 revenues were $380 million versus $392 million for the six months ended June 30, 2001.

         The financial and operational statistics of Saia have been presented to reflect the merger of WestEx and Action Express into Saia, which was effective March 4, 2001. Saia had operating revenue of $124 million for the quarter ended June 30, 2002, up 0.8 percent on a per day basis from $123 million for the quarter ended June 30, 2001. Saia LTL revenue per hundredweight (a measure of yield) decreased 3.8 percent to $9.56 per hundredweight, while quarter-over-quarter LTL tonnage was up 5.0 percent to 598,000 tons and shipments were up 4.5 percent to 1.1 million shipments. The decrease in yield is a combination of freight mix and competitive pricing pressure. For the six months ended June 30, 2002, Saia had operating revenue of $239 million down 0.5 percent on a per day basis from $242 million.

         Jevic had operating revenue of $72 million for the quarter ended June 30, 2002, down 1.8 percent on a per day basis from operating revenue of $73 million for the quarter ended June 30, 2001. The second quarter of 2002 had one more workday than the second quarter of 2001. Jevic yield decreased 2.7 percent to $6.07 per hundredweight, while quarter-over-quarter tonnage was up 1.7 percent on a per day basis to 590,000 tons and shipments were up 2.0 percent to 252,000 shipments. Jevic experienced improved tonnage and shipment trends in the second quarter of 2002 after several quarters of declining trends due to the economic downturn and competition. The decrease in yield is a combination of greater mix of TL business and a decline in TL yield of 4.3 percent. The combination of the competitive pressures on pricing and the mix change have resulted in overall yield deterioration. For the six months ended June 30, 2002 Jevic had operating revenue of $141 million, down 5.0 percent on a per day basis from $150 million for the six months ended June 30, 2001.

Operating income

         Operating income for SCST for the quarter ended June 30, 2002 was $6.8 million versus $5.1 million for the quarter ended June 30, 2001. However, the June 30, 2001 quarter included $1.1 million of one-time costs (classified as unusual items) related to the integration of WestEx and Action Express into Saia. The second quarter 2002 operating ratio (operating expenses divided by net revenue) for SCST was 96.6 compared to the second quarter 2001 operating ratio of 97.4.

         Operating income for the six months ended June 30, 2002 was $11.6 million versus $4.8 million for the six months ended June 30, 2001. The operating income in 2001 included $6.7 million of costs for the integration of WestEx and Action Express into Saia. SCST operating ratio for the six months ended June 30, 2002 was 96.9 compared to the operating ratio for the six months ended June 30, 2001 of 98.8. Both Saia and Jevic exhibited excellent cost management and took action to control variable costs through the periods of economic downturn. However, these costs reductions were offset by increases in insurance costs and other operating expenses.

         Saia second quarter 2002 operating income was $6.0 million compared to an operating income of $3.8 million for the second quarter of 2001. The second quarter 2001 includes unusual items of $1.3 million relating to the integration of WestEx and Action Express into Saia.

         Saia operating ratio was 95.1 for the second quarter 2002 compared to
96.9 in the second quarter of 2001. Saia quarter-over-quarter yield deteriorated from competitive pricing pressure but was offset by tonnage increases, productivity gains and variable cost control. For the six months ended June 30, 2002 Saia had operating income of $9.7 million compared to operating income of $1.5 million for the six months ended June 30, 2001. Saia operating ratio was
96.0 for the first half of 2002 compared to an operating ratio of 99.4 for the first half of 2001. Unusual items in 2001 included $6.7 million of integration costs.

         Jevic second quarter 2002 operating income was $0.8 million compared to $1.6 million for the second quarter in 2001. Jevic operating ratio was 98.9 compared to 97.9 for the second quarter of 2001. Jevic quarter-over-quarter yield deteriorated from competitive pricing pressure and offset gains from tonnage increases. Jevic results for the quarter ended June 30, 2002 include $1.5 million higher than anticipated worker's compensation expense relating to unfavorable development in the severity of open claims. For the six months ended June 30, 2002 Jevic had operating income of $1.8 million and an operating ratio of 98.7 compared to operating income of $3.9 million and an operating ratio of
97.4 for the six months ended June 30, 2001.

         SCST had nonoperating expenses of $1.4 million in the second quarter of 2002 compared to nonoperating expenses of $3.1 million in the second quarter of 2001. Substantially all SCST nonoperating expenses represent interest expense. The decrease in nonoperating expenses is a result of lower interest cost due to significant debt reduction and lower interest rates in 2002 versus 2001. The effective tax rate for the second quarter of 2002 was 42 percent compared to an effective tax rate of 71 percent in the second quarter of 2001. Net income was $3.1 million in the second quarter of 2002 compared to net income of $0.6 million in the second quarter of 2001.

For the six months ended June 30, 2002 SCST had nonoperating expenses of $2.8 million compared to $6.7 million in the prior year. The results of operations in 2002 reflect a non-cash charge of $75.2 million for the impairment of goodwill associated with Jevic. Income before cumulative effect of the goodwill impairment was $5.0 million for the six months ended June 30, 2002 compared to a net loss of $2.5 million for the six months ended June 30, 2001. Including the goodwill impairment, the net loss for the first six months of 2002 was $70.2 million.

Working capital/capital expenditures

         SCST's working capital increased from $21.3 million at December 31, 2001 to $38.1 million at June 30, 2002. The change in working capital is predominantly a result of seasonal increases in accounts receivable and a decrease in current maturities of long-term debt. Net capital expenditures were $9.2 million for the six months ended June 30, 2002 compared to $8.3 million for the six months ended June 30, 2001. The first half of 2002 capital investments primarily represent capital replacement of revenue equipment and the purchase of a new terminal for Saia, net of proceeds from the sale of an existing Saia terminal.

YEAR ENDED DECEMBER 31, 2001 VS. YEAR ENDED DECEMBER 31, 2000

Revenue and volume

         Operating revenue for SCST totaled $772 million in 2001, a 2.2 percent decline over 2000 revenue of $789 million. The decrease in 2001 revenue was the result of a continuing weak economy, increased competition at Jevic and lower fuel surcharge revenue by both Saia and Jevic in the second half of 2001 and competitive pricing pressures.

         Saia had operating revenue of $485 million in 2001, an increase of 0.7 percent over 2000 operating revenue of $482 million. Saia increased revenue primarily due to improved pricing as LTL yield (measured by revenue per hundredweight) grew 4.7 percent to $10.01 per hundredweight over the prior period, mostly offset by decreased tonnage (total tonnage was down 6.4 percent over last year) as a result of weak economic conditions. Yield benefited from a
5.9 percent general rate increase on August 1, 2001 for non-contract customers and a continued shift to higher yielding LTL business. Saia year-over-year LTL tonnage was down 2.8 percent to 2.2 million tons in 2001, and LTL shipments were down 2.1 percent to 4.2 million shipments in 2001.

         Jevic had operating revenue of $286 million in 2001, down 6.8 percent from $307 million in 2000. The revenue decrease was primarily due to a 7.7 percent reduction in tonnage as a result of a manufacturing recession, weakness in the truckload market and increased competition. The tonnage decline was partially offset by improved yield as a result of favorable LTL and TL mix changes. Jevic yield, as measured by total revenue per hundredweight, increased
0.9 percent over the prior year to $6.35 per hundredweight.

Operating income

         Operating income for SCST in 2001 was $15.7 million (including unusual item charges of $6.7 million), down from $21.7 million in 2000 (including unusual item charges of $2.2 million). The unusual item charges in 2001 and 2000 consisted of integration and reorganization costs and property gains and losses. The 2001 operating ratio was 98.0 compared to 97.3 in 2000.

         Saia had operating income of $9.7 million in 2001 (including unusual item charges of $6.9 million), compared to $7.4 million in 2000 (including the combined operating loss of WestEx and Action Express of $4.7 million and unusual item charges of $3.1 million). The operating ratio at Saia was 98.0 in 2001 compared to 98.5 in 2000. Operating expenses at Saia before unusual item charges decreased slightly from 2000 as a result of effective cost management, improved productivity and lower business volume. Salaries, wages and benefits expense decreased 1.4 percent from 2000 primarily due to reductions in administration and management functions as a result of the integration of WestEx and Action Express and lower business volumes in 2001. Improvements in productivity offset higher workers' compensation and health care costs as well as pay increases. Reductions in fuel cost and vehicle maintenance costs were mostly offset by higher purchased transportation costs to reduce empty miles.

         Jevic operating income was $6.0 million in 2001, down from $14.3 million in 2000. The revenue decline due to economic weakness and increased competition significantly impacted the profitability of Jevic. The operating ratio at Jevic was 97.9 in 2001 compared to 95.3 in 2000. Cost reduction efforts and lower business volume allowed Jevic to reduce total operating expenses by
4.3 percent from 2000. Salaries, wages and benefits expense was down 2.1 percent from 2000 as a result of lower employee levels and productivity improvements, partially offset by higher group health insurance and other fringe cost increases. The remaining operating expenses were reduced a similar percent of revenue due to effective variable and discretionary cost controls as well as lower fuel prices.

Other

         SCST nonoperating expenses were $10.9 million in 2001 compared to $15.3 million in 2000. Interest expense was $10.9 million in 2001 compared to $15.4 million in 2000 due to lower average debt levels and lower interest rates on SCST variable rate debt. The consolidated effective tax rate was 84.0 percent in 2001 compared to 73.3 percent in 2000. The increase in effective tax rate is due to the impact of nondeductible business expenses and goodwill on lower income before income taxes. SCST had net income in 2001 of $0.8 million compared to $1.7 million in 2000. The notes to the consolidated financial statements provide an analysis of the income tax provision and the effective tax rate.

Working capital/capital expenditures

         SCST working capital decreased from $41.3 million at year-end 2000 to $21.3 million at year-end 2001. The change in working capital is a result of decreases in accounts receivable that were more than offset by increases in accounts payable, accrued salaries and wages and benefits, and current maturities of long-term debt. Net capital expenditures in 2001 decreased to $19.6 million from $59.0 million in 2000. Both Saia and Jevic made capital expenditure investments in 2000 based on forecasted revenue growth that did not materialize due to slowing economic conditions. SCST 2001 capital investments are substantially less than 2000 capital expenditures and primarily represent capital for the replacement of revenue equipment.

YEAR ENDED DECEMBER 31, 2000 VS. YEAR ENDED DECEMBER 31, 1999

Revenue and volume

         Operating revenue for SCST totaled $789 million in 2000, a 32.7 percent increase over 1999 revenue of $595 million. The increase in 2000 operating revenue was a result of improved yield management and the inclusion of a full year of Jevic operating results versus partial inclusion since its acquisition in July 1999.

         Including the integration of WestEx and Action Express, Saia operating revenue grew 5.6 percent to $482 million, up from $457 million in 1999. Year-over-year LTL tonnage increased 3.5 percent from 2.2 million tons in 1999 and LTL shipments increased 1.4 percent from 4.3 million shipments in 1999. LTL yield as measured by revenue per hundredweight grew 1.9 percent to $9.47. Saia initiated a 5.9 percent price increase on September 1, 2000 for its non-contract customers. Additionally, Saia revenue increased as a result of a fuel surcharge program.

         Jevic, which was acquired on July 9, 1999, had operating revenue of $307 million in 2000 and $138 million for the partial year of 1999. On a pro forma full year over year basis, Jevic revenue increased 10.4 percent, tonnage increased 3.3 percent to 2.4 million tons and shipments increased 8.5 percent to
1.0 million shipments. Jevic yield as measured by total revenue per hundredweight grew 6.8 percent over the prior year to $6.29 per hundredweight, which was supported by a 5.9 percent general rate increase initiated on September 1, 2000.

Operating income

         Operating income for 2000 was $21.7 million (including unusual item charges of $2.2 million, which consisted primarily of severance and costs associated with the disposition of duplicate facilities related to the integration of WestEx and Action Express into Saia), down from $28.7 million in 1999. The unusual item charges in 2000 consisted of integration and reorganization costs and property gains and losses. The 2000 operating ratio was
97.3 compared to 95.2 in 1999.

         Saia had operating income of $7.4 million in 2000 compared to $18.6 million in 1999. The year-over-year decline in operating income was due substantially to the combined operating loss of $4.7 million of WestEx and Action Express, which were integrated with Saia, and unusual item charges of $3.1 million in 2000, which was primarily for the integration. The two Western subsidiaries had infrastructures that were too large for their actual demand volume. The operating ratio rose to 98.5 in 2000 compared to 95.9 in 1999. Saia cost per ton increased 5.2 percent, primarily due to increased claims and insurance costs (40 percent higher than 1999), fuel costs (30 percent higher than 1999) and health care costs. In addition, due to competitive market conditions, wage rates increased in excess of five percent, reflecting a move to a market-based compensation system. However, strong variable expense controls and productivity gains in other areas offset increased fuel prices, casualty claims and higher wage and benefit rates.

         Jevic operating income was $14.3 million in 2000, as compared to $10.1 million for the partial year of 1999. On a year-over-year basis, Jevic operating income declined 31 percent in 2000 as operating ratios increased to 95.3 percent compared to 92.7 percent for the partial year of 1999. The full year pro forma operating ratio for 1999 was 92.5. Jevic's cost per ton increased approximately 10 percent. Jevic experienced increased competition, higher fuel prices, unusually severe northeast winter weather and a second-half beginning of an economic slowdown. Because Jevic is a hybrid LTL and TL carrier, fuel is a more significant component of operating expense, more than 7 percent of revenue in 2000. Average fuel cost increased more than 30 percent over 1999. Although Jevic had a fuel surcharge program to partially mitigate its risk to rising fuel prices, the program was not fully implemented until 2001. Additionally, cost increases were due in a large part to costs associated with expanding capacity ahead of realized volume growth. In addition, revenue rate increases and fuel surcharge programs were not sufficient to offset the increases in wages, fuel and other costs Jevic experienced in 2000.

Other

         Nonoperating expenses were $15.3 million in 2000 compared to $10.7 million in 1999. Interest expense was $15.4 million in 2000, up from $10.6 million in 1999 due to higher average debt levels associated with the July 1999 Jevic acquisition and increased interest rates on SCST variable rate debt. The consolidated effective tax rate was 73.3 percent in 2000 compared to 45.6 percent in 1999. The increase in effective rate is due to the impact of nondeductible business expenses and goodwill on lower income before income taxes. SCST had net income of $1.7 million in 2000 compared to $9.8 million in 1999. The notes to the consolidated financial statements provide an analysis of the income tax provision and the effective tax rate.

Working capital/capital expenditures

         SCST working capital decreased from $50.8 million at year-end 1999 to $41.3 million at year-end 2000. The change in working capital is a result of decreases in accounts receivable and increases in accounts payable and accrued salaries and wages and benefits. Net capital expenditures increased to $59.0 million, up from $53.0 million in 1999. Both Saia and Jevic made capital expenditure investments in 2000 based on forecasted revenue growth.

YEAR ENDED DECEMBER 31, 1999 VS. YEAR ENDED DECEMBER 31, 1998

Revenue and volume

         Operating revenue for SCST totaled $595 million in 1999, a 45.7 percent increase over 1998 operating revenue of $408 million. The increase is largely attributable to the Jevic and Action Express acquisitions. Jevic was acquired in July 1999 and Action Express was acquired in December 1998. The results of the operations of Jevic and Action Express are consolidated in SCST from the date of acquisition forward.

         Saia operating revenue grew 11.9 percent in 1999 to $457 million compared to $408 million in 1998. The increase in revenue is largely due to the acquisition of Action Express in December 1998. LTL tonnage increased 11.6 percent to 2.2 million tons and LTL revenue per ton increased 1.0 percent to $9.30. Additionally, revenue and tonnage trends improved during the last quarter of 1999 due in part to Saia initiatives to significantly begin improving service levels. Saia also initiated a 4.5 percent general rate increase on October 1, 1999 for its non-contract customers.

         Jevic was acquired on July 9, 1999. On a pro forma year over year basis, Jevic revenue increased 22.6 percent to $277 million in 1999, while tonnage increased 18.7 percent to 2.4 million tons and shipments rose 19.8 percent to 0.9 million shipments. Jevic pricing as measured by revenue per hundredweight increased 3.1 percent in 1999 to $5.89 per hundredweight and revenue per shipment increased 2.2 percent to $295 in 1999, primarily because Jevic initiated a price increase of 5.7 percent in November 1999.

Operating income

         Operating income for the year was $28.7 million, an increase of 29.8 percent over 1998 operating income of $22.1 million. SCST 1999 operating ratio was 95.2 compared to an operating ratio of 94.6 in 1998. In 2000 and 1999, unusual item charges were minimal.

         Saia had operating income of $18.6 million in 1999 compared to $22.1 million in 1998. 1999 operating performance was below 1998 levels due to softer revenue for the early part of 1999 in Texas and Gulf Coast regions with economies tied to the petroleum industry and weaker service levels. Saia also increased wage and benefit expense, resulting in an operating ratio of 95.9 in 1999 compared to 94.6 in 1998. Saia cost per ton increased 3.6 percent due primarily to cost increases in salaries, wages and benefits. Depreciation increased due to the addition of revenue equipment in 1998 and 1999. Increased purchased transportation and rentals during 1999 allowed Saia to manage temporary surges in business levels. These increases were partially offset by favorable insurance claims expense compared to the prior year. A fuel surcharge was also reactivated at mid-year 1999 in order to offset rising diesel fuel prices. Saia initiated a 4.5 percent general rate increase on October 1, 1999 for its non-contract customers.

         Jevic reported partial year operating income of $10.1 million resulting in an operating ratio of 92.8 percent in 1999. On a pro forma full year basis, Jevic 1999 operating income was $20.7 million, up 24 percent from 1998 operating income of $16.7 million due to stable cost management and increased demand which better utilized fixed asset costs. Jevic operating ratio was 92.7, unchanged from 1998.

Other

         Nonoperating expenses were $10.7 million in 1999 compared to $6.0 million in 1998. The increase in nonoperating expenses is primarily the result of increased financing costs associated with the Jevic acquisition. The effective tax rate was 45.6 percent in 1999 compared to 43.1 percent in 1998. The increase in effective rate is attributable to increased nondeductible expenses, including goodwill amortization associated with the Jevic acquisition.

Working capital/capital expenditures

         Working capital increased significantly in 1999 as a result of the acquisition of Jevic. Net capital expenditures for property and equipment in 1999 were $53.0 million compared to $46.2 million in 1998 and included $10.7 million investment in real property at Saia. Net capital expenditures of Jevic for the partial year 1999 were $19.0 million.

FINANCIAL CONDITION

         SCST liquidity needs arise primarily from capital investment in new equipment, land and structures and information technology, as well as funding working capital requirements.

         To ensure long-term liquidity, SCST has historically maintained working capital line-of-credit agreements with Yellow totaling $225 million at June 30, 2002 and December 31, 2001. These line-of-credit agreements bear interest at 50 basis points over LIBOR rate, adjusted quarterly, and mature on December 31, 2003. SCST had borrowings under these agreements of $85.9 million and $90.2 million at June 30, 2002 and December 31, 2001. These line of credit arrangements with Yellow will be refinanced with third party debt facilities in connection with the distribution. In addition, SCST had third party borrowings of approximately $32.8 million at June 30, 2002 that with the exception of a $16.4 million subordinated debt facility will be repaid prior to distribution. Approximately $139 million and $135 million remained available under the line-of-credit agreements with Yellow at June 30, 2002 and at December 31, 2001.

         In connection with the distribution, SCST intends to enter into one or more credit facilities, the terms of which are currently being negotiated. The credit facilities are expected to provide approximately $150 million in borrowing availability. SCST intends to borrow between $110 and $115 million under the credit facilities to repay outstanding indebtedness (owed to Yellow and certain other third parties). The actual amount to be borrowed by SCST and paid to Yellow will be determined at the time of the distribution. SCST intends to use the remaining portion of the credit facilities for future capital expenditures, working capital and letter of credit requirements.

         At June 30, 2002 Yellow has provided on behalf of SCST approximately $3.8 million in outstanding surety bonds. These bonds, issued by insurance companies, serve as collateral support primarily for workers' compensation programs in states where SCST is self-insured. The price and availability of surety bonds fluctuates over time with general conditions in the insurance market. A lack of availability of surety bonds could result in the need for Yellow to issue additional letters of credit. At June 30, 2002, Yellow has provided on behalf of SCST $29.6 million in outstanding letters of credit. Subsequent to the distribution, Yellow will continue to provide SCST with the majority of its collateral to support SCST's various insurance programs for all insurance risks through February 28, 2003. The collateral support by Yellow is expected to remain in place for at least four years from the distribution date, but the agreement is not limited to any length of time. However, the agreement does provide for significant increases in the cost to SCST for the collateral support by Yellow after the end of the fourth year.

         SCST working capital decreased from $50.8 million at year-end 1999 to $41.3 million at year-end 2000 to $21.3 million at year-end 2001. The change in working capital is a result of decreases in accounts receivable and increases in accounts payable, accrued salaries and wages and benefits, and current maturities of long-term debt. Net capital expenditures decreased to $19.6 million in 2001 from $59.0 million in 2000 and $53.0 million in 1999. Both Saia and Jevic made capital expenditure investments in 2000 based on forecasted revenue growth that did not materialize due to slowing economic conditions. Their 2001 capital expenditures were substantially less than 2000 and 1999 capital expenditures and primarily represent capital for the replacement of revenue equipment. Net capital expenditures in 1999 included $10.7 million investment in real property at Saia and $19.0 million for the partial year of Jevic.

         Projected net capital expenditures for 2002 are $27.5 million, an increase from 2001 net capital expenditures of $19.6 million. Net capital pertains primarily to replacement of revenue equipment at both subsidiaries and additional investments in information technology, land and structures.

         Actual net capital expenditures are summarized in the following table (in millions):

                                                                                     Actual
                                                                 ----------------------------------------------
                                                                     2001             2000              1999
                                                                 -----------       -----------      -----------
Land and structures:

     Additions..........................................         $       3.3       $      11.1      $      11.8

     Sales..............................................                 (--)             (0.4)            (1.1)

Revenue equipment.......................................                 8.6              38.9             34.0

Technology and other....................................                 7.7               9.4              8.3
                                                                 -----------       -----------      -----------

Total...................................................         $      19.6       $      59.0      $      53.0

         The following tables set forth the Company's contractual cash obligations and other commercial commitments as of June 30, 2002 (in millions).

                                                                   Payments Due by Period
                                            ------------------------------------------------------------------
                                            Less than 1                                  After 5
                                               Year         1-3 Years     4-5 Years       Years         Total
                                            -----------     ---------     ---------      -------       -------

CONTRACTUAL CASH OBLIGATIONS

Recorded obligations:

     Line of credit due to yellow....         $    --         $85.9         $  --         $  --         $ 85.9

     Third-party long-term debt......             0.4           2.1           8.0          22.3           32.8

Operating leases.....................            10.0          11.3           3.5           0.7           25.5
                                              -------         -----         -----         -----         ------

Total contractual obligations........         $  10.4         $99.3         $11.5         $23.0         $144.3
                                              =======         =====         =====         =====         ======

                                                         Amount of Commitment Expiration per Period
                                            --------------------------------------------------------------------
                                                                                                         Total
                                            Less than 1                                  After 5        Amounts
                                               Year         1-3 Years     4-5 Years       Years        Committed
                                            -----------     ---------     ---------      -------       ---------

OTHER COMMERCIAL COMMITMENTS

Available line of credit with
   Yellow (1)........................         $  --           $139.1         $--           $--         $  139.1

Letters of credit (2)................          29.0              --           --            --             29.0

Surety bonds (2).....................           4.4              0.2          --            --              4.6
                                              -----           ------         ---           ---         --------

Total commercial commitments.........         $33.4           $139.3         $--           $--         $  172.7
                                              =====           ======         ===           ===         ========

-------------------------------

(1) This line of credit with Yellow will be refinanced in connection with the distribution.

(2) Letters of credit and surety bonds are the contractual obligations of Yellow, for which SCST will provide a guarantee to Yellow in connection with the distribution.

         Certain of these contractual obligations are reflected in SCST's consolidated balance sheet, while others are disclosed as future obligations. In addition, SCST has commercial commitments incurred in the normal course of business including letters of credit and surety bonds required under the company's insurance programs. While the notional amount of these instruments is material, there are no additional contingent liabilities associated with the instruments as the liabilities for these insurance programs are already reflected on SCST's balance sheet.

         At year-end 2001 total balance sheet debt was $129 million compared to $207 million at year-end 2000. SCST had no significant commitments for capital expenditures at December 31, 2001. SCST intends to enter into one or more credit facilities to provide adequate capacity to fund working capital and capital expenditure requirements. Management believes its current financial condition and anticipated debt facilities as well as access to capital will be adequate for current operations, including funding anticipated capital expenditures and future growth opportunities.

MARKET RISK

         SCST is exposed to a variety of market risks, including the effects of interest rates and fuel prices. To mitigate its exposure to market interest rates, SCST has certain interest rate swap agreements. SCST acquired interest rate swaps on a portion of variable rate debt assumed in the Jevic acquisition. The interest rate swaps hedge a portion of the exposure SCST has to variable interest rates. The detail of SCST's debt structure, which includes Yellow notes as well as third-party debt, is more fully described in the notes to the financial statements. To mitigate our risk to rising fuel prices, Saia and Jevic each have implemented effective fuel surcharge programs. These programs are well established within the industry and customer acceptance of fuel surcharges remains high. Since the amount of fuel surcharge is based on average national diesel fuel prices and is reset weekly, exposure of SCST to fuel price volatility is significantly reduced.

         The following table provides information about SCST third-party financial instruments as of December 31, 2001 and 2000. The table presents principal cash flows (in millions) and related weighted average interest rates by contractual maturity dates. For interest rate swaps the table presents notional amounts and weighted average interest rates by contractual maturity. Weighted average variable rates are based on the LIBOR rate as of December 31, 2001.

                                                  Expected Maturity Date                       2001               2000
                                     ----------------------------------------------------  ---------------  ----------------
                                                                                  There-            Fair              Fair
                                       2002     2003     2004    2005     2006    after    Total    Value    Total    Value
                                      ------   ------   ------  ------   ------  -------  -------  -------  -------  -------
Fixed Rate Debt                       $ 0.5    $ 0.2    $ 0.3   $ 1.5    $ 1.7    $23.8    $28.0    $28.7    $11.9    $11.8

Average Interest Rate                  7.46%    7.46%    7.46%   7.08%    7.08%    7.20%

Variable Rate Debt                    $ 6.0    $ 0.1    $ 0.2   $ 4.5    $  --    $  --    $10.8    $10.8    $12.2    $12.2

Average Interest Rate                  2.36%    4.03%    4.03%   4.03%    0.00%    0.00%

Interest Rate Derivatives

(Variable to Fixed):

Notional Amount                       $ 6.0    $ 0.1    $ 0.2   $ 4.5    $  --    $  --    $10.8    $11.1    $12.2    $12.1

Average Pay Rate (Fixed)               5.70%    6.06%    7.65%   7.65%     n/a      n/a

Average Receive Rate (Variable)        2.36%    4.03%    4.03%   4.03%     n/a      n/a


OTHER

         SCST and its subsidiaries provide a "pay for performance" incentive compensation plan that rewards employees based on financial goals of operating income and return on capital as well as personal goals. Consolidated results include pay for performance accruals for employees of $3.4 million, $2.5 million and $2.0 million in 2001, 2000 and 1999, respectively. Another component of pay for performance is SCST participation in Yellow stock option programs, which are discussed in the notes to the consolidated financial statements.

         In 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 142, Goodwill and Other Intangible Assets, which was adopted by SCST on January 1, 2002. Statement No. 142 requires that at least annually SCST assess goodwill impairment by applying a fair value based test and that goodwill no longer be subject to amortization, resulting in an increase in annualized operating income and net income of $3.3 million. The impact of this new standard resulted in an impairment charge of approximately $75 million and was recorded as a cumulative effect of change in accounting principle. The notes to the consolidated financial statements contain additional information regarding adoption of this statement.

         Also in 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. Statement No. 144 addresses financial accounting and reporting for impairment or disposal of long-lived assets, superseding FASB Statement 121 and APB Opinion No. 30. Statement No. 144 was effective for SCST as of January 1, 2002. The adoption of this statement had no material impact on the SCST financial position or results of operations.

                                    BUSINESS

OVERVIEW

         We are a leading transportation company that provides a variety of trucking transportation and supply chain solutions to a broad range of industries, including the retail, petrochemical and manufacturing industries. Through our operating subsidiaries, Saia and Jevic, we serve a wide variety of customers by offering regional, interregional and national less-than-truckload, or LTL, services and selected truckload, or TL, services across the United States, with a focus on regional transportation solutions. None of our approximately 7,400 employees is represented by a union.

         We were organized in 2000 as a wholly owned subsidiary of Yellow to better manage the regional transportation business. The regional transportation business consists of (1) Saia, which was acquired by Yellow in 1993 (including WestEx and Action Express, two western regional subsidiaries acquired in 1995 and 1998 and merged into Saia in 2001), and (2) Jevic, which was acquired by Yellow in 1999. We will be an independent, publicly held company upon completion of the distribution. As a result of the distribution, Yellow will own no shares of our capital stock.

         Following the distribution, we will operate two business segments, Saia and Jevic. In fiscal year 2001, Saia generated revenue of $485 million, operating income of $9.7 million and EBITDA of $35.0 million. In fiscal year 2001, Jevic generated revenue of $286 million, operating income of $6.0 million and EBITDA of $29.9 million. Information regarding revenues, operating income and EBITDA of Saia and Jevic are contained in our audited and unaudited financial statements contained in this information statement.

OPERATING SUBSIDIARIES

Saia Motor Freight Line, Inc.

         Founded in 1924, Saia is a leading regional LTL carrier that serves the South, Southwest, Pacific Northwest and the West. Saia specializes in offering its customers a range of premium overnight and second-day LTL services, with time-definite and expedited options. Within these service options, Saia provides its customers with the flexibility to handle shipments between 100 and 10,000 pounds.

         Saia customers can choose from a wide variety of service options including one- and two-day regional LTL shipping, guaranteed/expedited delivery, selective truckload shipping, consolidation/distribution services and specialized or customized services.

         Saia has invested more than $14.0 million since 1998 in technology to enhance its ability to monitor and manage service operations and profitability. As a result of the improved data capabilities, Saia has introduced its trademarked Customer Service Indicators program, allowing customers to monitor service performance. Customers can access the information via the Internet to help manage their shipments. The Customer Service Indicators index measures the following: on-time pickup; on-time delivery; claims settled within 30 days; claim free deliveries; proof of delivery request turnaround; and invoicing accuracy. The index provides both Saia and the customer with a report card of overall service levels.

         Saia operates a network comprised of approximately 110 facilities. The average Saia shipment weighs approximately 1,300 pounds and travels an average distance of approximately 480 miles. In March 2001, Saia successfully integrated its WestEx and Action Express affiliates into its operations and expanded its geographic reach to 21 states. Saia has approximately 5,000 employees.

Jevic Transportation, Inc.

         Founded in 1981, Jevic is a specialized LTL ground transportation services provider that also offers selective TL services throughout the continental United States and Canada. Jevic specializes in offering its customers standard and customized regional transportation solutions based on its non-traditional Breakbulk-Free(R) operating model, often eliminating the need to rehandle freight at interim and destination terminals. In 2001, the average shipment weight was approximately 4,700 pounds, and the average shipment distance was approximately 725 miles. Jevic has approximately 2,400 employees.

         The Jevic approach offers customers a broad line of LTL and TL services that can accommodate a wider range of shipment sizes and trip lengths than traditional regional carriers. Jevic develops integrated solutions for customers designed to lower their overall supply chain costs, which can include direct-to-customer deliveries, multi-shipper order consolidation for their inbound supplies, and express and time-definite deliveries. Approximately half of the Jevic trailers are heated and service customers with temperature-sensitive requirements. Jevic is a partner with the American Chemical Council Responsible Care Program and derives over 40% of its revenue from the chemical and chemical-related sectors.

         The technology employed by Jevic is crucial to its Breakbulk-Free(R) LTL operating model. Jevic uses the Qualcomm OmniTRACS satellite-based communications system, facilitating the load planning and capacity management processes critical to its operating structure. To leverage this information, Jevic has developed a proprietary suite of programs called PreSys(R) (predictive systems) that allow early warning of potential problems and corrective action to minimize service failures.

INDUSTRY

         In 2001, the trucking industry accounted for 87.3% of total domestic freight revenue, or $610 billion, and 67.4% of domestic freight volume. Trucks provide transportation services to virtually every industry operating in the United States and generally offer higher levels of reliability, shipment integrity and speed than other surface transportation options.

         The trucking industry consists of three segments, including private fleets and two "for-hire" carrier groups. The private carrier segment consists of fleets owned and operated by shippers who move their own goods. The two "for-hire" groups, TL and LTL, are based on the typical shipment sizes handled by transportation service companies: TL refers to providers transporting shipments greater than 10,000 pounds and LTL refers to providers transporting shipments less than 10,000 pounds.

         SCST is primarily an LTL carrier. The LTL segment accounted for approximately $63 billion of revenue in 2001, or 10.3% of total trucking revenue. According to the American Trucking Association, LTL volume is expected to grow at a 2.7% compound annual growth rate through 2007, increasing to 3.2% annually from 2008 through 2013.

         LTL transportation providers consolidate numerous orders generally ranging from 100 to 10,000 pounds from businesses in different locations. Orders are consolidated at individual locations within a certain radius from service centers. As a result, LTL carriers require expansive networks of pickup and delivery operations around local service centers and, with respect to national carriers, shipments are moved between origin and destination through a series of regional distribution centers. Depending on the distance shipped, the LTL segment is typically classified into three sub-groups:

         - Regional -- Average distance is typically less than 500 miles with a focus on one- and two-day markets. Regional transportation companies can move shipments directly to their respective destination centers, which increases service reliability and avoids costs associated with intermediate handling.

         - Interregional -- Average distance is usually between 500 and 1,000 miles with a focus on serving two- and three-day markets. There is a blurring of lines between regional and national providers, as each sees the interregional segment as a growth opportunity, and there are no providers who focus exclusively on this sector.

         - National -- Average distance is typically in excess of 1,000 miles with focus on service in two- to five-day markets. National providers rely on interim shipment handling through hub and spoke networks, which require numerous satellite service centers, multiple distribution centers, and a relay network. To gain service and cost advantages, they often ship directly between service centers, minimizing intermediate handling.

         LTL providers moving shipments over longer distances often transfer freight among vehicles at regional distribution centers to redirect shipments destined for the same location. Significant capital is required of LTL transportation service providers to maintain a network of distribution and service centers and revenue equipment. The substantial infrastructure spending needed for LTL carriers makes it difficult for new start-up or small operations to effectively compete with established companies.

         Saia operates as a traditional LTL carrier with a primary focus on regional LTL one and two-day lanes. Although Jevic focuses on the LTL sector, its non-traditional operating model allows it to provide high quality service across sector boundaries of weight (LTL and TL) and distance (regional, interregional and national).

         The TL segment is the largest portion of the "for-hire" truck transportation market. In 2001 the TL segment generated approximately $274 billion in revenue or 45 percent of total trucking revenue. According to the American Trucking Association, TL carriers can expect 2.5 percent volume growth and 4.3 percent revenue growth per annum over the next eleven years. TL carriers primarily transport large shipments from origin to destination with no intermediate handling. Although a full truckload can weigh over 40,000 pounds, it is common for carriers to haul two or three shipments exceeding 10,000 pounds at one time, making multiple delivery stops.

         Because TL carriers do not require an expansive network to provide point-to-point service, the overall cost structure of industry participants is typically low relative to LTL service providers. The segment is comprised of a few motor carriers and numerous small entrepreneurial players. At the most basic level, a TL company can be started with capital for rolling stock (a tractor and a trailer), insurance, a driver and little else. As size becomes a factor, capital is needed for technology infrastructure and some limited facilities. While Saia does not compete extensively in the TL sector, Jevic derives over one-third of its revenues from TL services.

         Capital requirements are significantly different in the traditional LTL segment versus the TL segment. In the LTL sector, substantial amounts of capital are required for a network of terminals, shipment handling equipment and revenue equipment (both for city pick-up, delivery and line haul). In addition, investment in effective technology has become increasingly important in the LTL segment, largely due to the number of transactions and number of customers served on a daily basis. Saia, for example, picks up approximately 16,000 shipments per day, each of which has a shipper and consignee, and occasionally a third party, all of whom need access to information in a timely manner. More importantly, technology plays a key role in improving operations, maximizing loads and effectively managing yields. Due to the significant infrastructure spending required, the cost structure is relatively prohibitive to new startup or small entrepreneurial operations. As a result, the LTL segment is more concentrated than the TL segment, with a few large national carriers and several large regional carriers.

BUSINESS STRATEGY

         Saia has grown over the last decade through a combination of organic growth and the mergers in 2001 of Saia with WestEx and Action Express, regional LTL companies which had been acquired by Yellow in 1994 and 1998, respectively. WestEx operated in California and the Southwest, and Action Express operated in the Pacific Northwest and Rocky Mountain states. Saia has successfully integrated these two companies, which had contiguous regional coverage with minimal overlap. All historical segments data for Saia has been restated to give effect to these mergers.

         Yellow recognized Jevic as an opportunity to acquire a complementary business that would offer additional growth potential to its more traditional LTL network service. Jevic was acquired by Yellow in July 1999.

         Key elements of our business strategy are as follows:

Increase volumes and market share in existing geographies.

         We have invested heavily to provide superior customer service and reliability in order to add volume and increase traffic density within our existing origination areas. Since volume growth in existing lanes generates network and planning efficiencies and reduces unit costs, we have targeted key existing and new accounts in both the Saia and Jevic current coverage areas to generate new business. We believe we can gain market share by emphasizing our core service and emerging specialty product capabilities.

Leverage management, technology, and operating best practices to improve core profitability.

         As a result of aggressive management initiatives, expanded technology-based resources and the ongoing establishment of comprehensive operating best practice processes, we believe Saia and Jevic are both positioned to improve operating profitability, capital asset productivity and returns on capital.

         With respect to technology, we have invested over $19 million in the last three years in our information technology infrastructure that provides a range of tools to better optimize performance in such critical areas as costing and yield management, labor productivity and manpower planning, line haul and pick-up and delivery route optimization analysis, asset utilization and asset turnover, service metrics and service failure root cause analysis.

         In addition, within the operating companies, detailed daily "best practice" processes have been developed and are being implemented to institutionalize the use of both planning and actual performance reports to ensure discipline and accountability throughout the organization. We also utilize a combination of cross-functional and inter-division teams, regular management communication and a small number of dedicated positions at the corporate level to find opportunities to exchange best practices or shared processes (e.g., pooling purchasing power for insurance and equipment) as well as resources to support special projects or respond to a particular challenge (e.g., the recent Saia integration project or the evaluation of new acquisition or expansion projects).

Expand geographic footprint.

         In order to increase our customer service capabilities and profitability, we actively monitor opportunities to add terminals where we have sufficient density and economic or competitive conditions show potential for future volume growth. Both Saia and Jevic have added modest facility capacity in 2002, including expansion to Los Angeles and capacity expansion in Houston by Jevic, and three new terminals in Oregon, North Carolina and Washington for Saia.

         Management may also consider acquisitions from time to time to help expand geographic reach while gaining built-in customer volume. Management believes integration of acquisitions is one of its core competencies and that it has developed a repeatable blueprint from its successful experience integrating WestEx and Action Express into Saia.

Accelerate development of the Saia Western service regions.

         Although the integration of WestEx and Action Express into Saia was successfully completed in March 2001, we believe that we have the opportunity to substantially grow both revenue and profitability in the West by: aggressively marketing the Saia brand identity and reputation as a premium provider to new and existing Western customers and implementing Saia operating best practices to improve service quality, productivity, increase asset utilization and decrease administrative costs.

Broaden product lines.

         We believe that customers looking to consolidate suppliers will increasingly seek an even broader range of transportation options from their key providers. Management has already begun to roll out higher margin services such as expedited and time-definite deliveries in order to provide customers with a broader portfolio of shipping options and increase asset utilization.

LABOR

         Most regional LTL companies and virtually all TL companies are not organized by the International Brotherhood of Teamsters, or IBT. By contrast, the vast majority of employees in the national LTL sector are unionized, and wages and benefits are governed by a common National Master Freight Agreement historically renegotiated every three to five years. The current five-year agreement expires March 31, 2003. Additionally, a few other regional carriers are unionized in whole or in part by the IBT under "white paper" contracts that are generally more flexible than the national agreement.

         In recent years, due in part to the low unemployment rate in the United States, the compensation divide between union and non-union carriers has closed dramatically. However, there are still significant differences in benefit costs and work rule flexibility. Benefit costs for union carriers remain significantly above those paid by non-union carriers. In addition, non-union carriers have more work rule flexibility with respect to hours driven, routes, etc. Work rule flexibility is a major issue in the regional LTL sector, as flexibility is required to meet the service levels required by customers.

         Our employees are not represented by a collective bargaining unit and management believes that relations with our employees are good. Two organizing campaigns were attempted at Saia by the IBT in the last ten years in Houston
(1994) and Dallas (1999-2001), but both campaigns were rejected due to lack of support. There has only been one IBT organizing campaign in the history of Jevic. This involved less than 40 Jevic office employees in Chicago, but the petition for election was withdrawn due to lack of support in May 2001.

PROPERTIES

         Saia is headquartered in Duluth, Georgia. Saia currently owns approximately 30 terminals and the Houma, LA general office facilities and leases approximately 80 terminals, the Atlanta, GA corporate office and the Boise, ID general office. Although Saia owns only 27% of its terminal locations, these locations account for 50% of its door capacity. This follows the Saia strategy of owning strategically located facilities that are integral to its operations and leasing terminals in smaller markets to allow for more flexibility. As of December 31, 2001, Saia owned 2,341 tractors and 7,748 trailers.

      Top 20 Saia Terminals by Number of Doors

Location/terminal                                  Own/lease         Doors
----------------------------------------------  ---------------  -------------


Atlanta, GA                                            Own            224

Dallas, TX                                             Own            178

Memphis, TN                                            Own            120

Charlotte, NC                                          Own            108

Houston, TX                                            Own            108

New Orleans, LA                                        Own             86

Los Angeles, CA                                      Lease             80

Miami, FL                                              Own             66

Jacksonville, FL                                       Own             64

Birmingham, AL                                         Own             59

Phoenix, AZ                                          Lease             59

Tyler, TX                                            Lease             57

Oklahoma City, OK                                      Own             56

Tampa, FL                                              Own             51

Greensboro, NC                                         Own             49

Lafayette, LA                                          Own             48

Little Rock, AR                                        Own             44

Sacramento, CA                                       Lease             44

Seattle, WA                                          Lease             44

Nashville, TN                                        Lease             42


         Jevic is headquartered in Delanco, New Jersey and originates shipments primarily east of the Mississippi River, but provides services to customers throughout the continental United States and Canada through ten origination facilities. As of December 31, 2001, Jevic owned 1,300 tractors and 2,727 trailers.

         Jevic Facilities

Location                                           Own/lease         Doors
----------------------------------------------  ---------------  -------------

Delanco, NJ                                            Own            108

Chicago, IL                                            Own            100

Charlotte, NC                                        Lease            100

Cleveland, OH                                        Lease             84

         Jevic Facilities

Location                                           Own/lease         Doors
----------------------------------------------  ---------------  -------------

New England                                             Own            80

Atlanta, GA                                           Lease            74

Cincinnati, OH                                        Lease            72

Newark, NJ                                            Lease            58

Houston, TX                                           Lease            40

Los Angeles, CA                                       Lease            32

Willingboro, NJ (maintenance facility)                Lease            13


COMPETITION

         Shippers have an increasingly wide range of choices. We believe that service quality, performance, service variety, responsiveness and flexibility are the important competitive differentiators.

         SCST focuses primarily on regional business and operates in a highly competitive environment against a wide range of transportation service providers. These competitors include a small number of large, national transportation services providers in the national market and two-day markets and a large number of shorter-haul or regional transportation companies in the two-day and overnight market. In the last two years, Jevic has faced intense competition in certain Northeast markets from a newly-established company that employs numerous former Jevic employees and that actively solicits business from Jevic customers. SCST also competes in and against several modes of transportation, including LTL, truckload and private fleets. Entry into the LTL trucking industry on a small scale with a limited service area is relatively easy. The larger the service area, the greater the barriers to entry due to the need for broader geographic coverage and additional equipment and facility requirements associated with this coverage. The level of technology applications required and the ability to generate shipment densities that provide adequate labor and equipment utilization also make larger-scale entry into the market difficult.

REGULATION

         The trucking industry is subject to regulatory and legislative changes that can have a material adverse effect on our operations.

         Historically, the Interstate Commerce Commission and various state agencies regulated the operating rights, accounting systems, rates and charges, safety, mergers and acquisitions, periodic financial reporting and other matters of major carriers. In 1995, federal legislation was passed that preempted state regulation of prices, rates, and services of motor carriers and eliminated the Interstate Commerce Commission. Several Interstate Commerce Commission functions were transferred to the Department of Transportation, but a lack of regulations implementing such transfers currently prevents us from assessing the full impact of this action.

         Our motor carrier operations are also subject to environmental laws and regulations, including laws and regulations dealing with underground fuel storage tanks, the transportation of hazardous materials and other environmental matters. We have established programs to comply with all applicable environmental regulations. As part of our safety and risk management program, we periodically perform internal environmental reviews to achieve environmental compliance and avoid environmental risk. If we fail to comply with the applicable regulations, then we could be subject to substantial fines or penalties and to civil and criminal liability.

         Our operations involve certain inherent environmental risks. We maintain bulk fuel storage and fuel islands at several of our facilities. Our operations involve the risks of fuel spillage or seepage, environmental damage and hazardous waste disposal, among others. We have instituted programs to monitor and control environmental risks and ensure compliance with applicable environmental laws. Operations conducted in industrial areas, where truck terminals are normally located, and where groundwater or other forms of environmental contamination may have occurred, potentially expose us to claims that we contributed to the environmental contamination. We believe that we are currently in compliance with applicable laws and regulations and that the cost of compliance has not materially affected results of operations.

LEGAL PROCEEDINGS

         Saia and Jevic are both subject to ordinary-course litigation arising out of personal injury, property damage, freight and employment claims. None of these legal actions separately or in the aggregate are viewed by management to be excessive compared to historical trends, nor are they expected to have a material adverse effect on our financial condition.

SEASONALITY

         Our revenues are subject to seasonal variations. Customers tend to reduce shipments after the winter holiday season, and operating expenses tend to be higher in the winter months primarily due to lower capacity utilization. Generally, the first quarter is the weakest while the third is the strongest.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth the names and information as to the persons who are expected to serve as directors and executive officers of SCST immediately after the distribution. We anticipate that following the distribution, the number of directors on our Board of Directors will initially be set at six. Our Board of Directors will be divided into three classes. Approximately one third will be Class 1 directors, with terms expiring at the annual meeting of shareholders to be held in 2003, approximately one third will be Class 2 directors with terms expiring at the annual meeting of shareholders to be held in 2004 and approximately one third will be Class 3 directors with terms expiring at the annual meeting of shareholders to be held in 2005. Commencing with the annual meeting of shareholders to be held in 2003, directors for each class will be elected at the annual meeting of shareholders held in the year in which the term for that class expires and thereafter will serve for a term of three years.

Name                               Age    Expected Position with SCST
----                               ---    ---------------------------
Herbert A. Trucksess, III          53     Chairman, President and Chief Executive Officer, SCS Transportation, Inc.

Richard D. O'Dell                  41     President and Chief Executive Officer, Saia Motor Freight Line, Inc.

Paul J. Karvois                    48     President and Chief Executive Officer, Jevic Transportation, Inc.

James J. Bellinghausen             40     Vice President and Chief Financial Officer, SCS Transportation, Inc.

John P. Burton                     46     Vice President, Marketing and External Affairs, SCS Transportation, Inc.

Klaus E. Agthe                     72     Director

Mark A. Ernst                      44     Director

John J. Holland                    52     Director

James A. Olson                     60     Director

Douglas W. Rockel                  46     Director


         Herbert A. Trucksess, III. Mr. Trucksess is Chairman of the Board of Directors and will serve as a Class 1 director. Mr. Trucksess was named President and Chief Executive Officer of the Yellow Regional Transportation Group (now SCS Transportation, Inc.) in February 2000. Mr. Trucksess had been Senior Vice President and Chief Financial Officer of Yellow Corporation since June 1994.

         Richard D. O'Dell. Mr. O'Dell was named President and Chief Executive Officer of Saia in November 1999. Mr. O'Dell joined Saia in 1997 as Vice President of Finance and Administration.

         Paul J. Karvois. Mr. Karvois became President and Chief Executive Officer of Jevic in January 2000, having served as President since March 1997.

         James J. Bellinghausen. Mr. Bellinghausen was named to the position of Vice President of Finance and Chief Financial Officer for SCST in April 2000. Mr. Bellinghausen joined Yellow Corporation in August 1998 as Director of Corporate Accounting. Prior to joining Yellow, Mr. Bellinghausen had 14 years of experience in public accounting.

         John P. Burton. Mr. Burton was named Vice President, Marketing and External Affairs for SCST in January 2002 having previously served as Vice President of the regional carrier group of Yellow Corporation from November 2000 to December 2001. Mr. Burton was Senior Director of Sales Administration at Yellow Freight from 1997 to 1999 and was promoted to Vice President of Channel Marketing in July 1999.

         Klaus E. Agthe. Dr. Agthe is expected to be elected as a Class 3 director of SCST immediately prior to the distribution. He is a business consultant with Agthe Consult, Inc. Dr. Agthe was a director of Yellow Corporation from 1985 through April 2001.

         Mark A. Ernst. Mr. Ernst is expected to be elected as a Class 3 director of SCST immediately prior to the distribution. He is President, Chief Executive Officer and a member of the Board of Directors of H&R Block Inc., a financial services company. Prior to joining H&R Block in September 1998, Mr. Ernst was a vice president with American Express Company. Mr. Ernst is a member of the Board of Directors of Great Plains Energy.

         John J. Holland. Mr. Holland is expected to be elected as a Class 2 director of SCST immediately prior to the distribution. He has been the President and Chief Executive Officer and a director of Butler Manufacturing Company, a manufacturer of prefabricated buildings, since July 1999 and Chairman of the Board of Directors of Butler since November 2001. Prior to that he held various other positions at Butler.

         James A. Olson. Mr. Olson is expected to be elected as a Class 1 director of SCST immediately prior to the distribution. He retired in March 1999 from Ernst & Young LLP after 32 years. He is presently a partner and the Chief Financial Officer of Plaza Belmont LLC, a private equity fund.

         Douglas W. Rockel. Mr. Rockel is expected to be elected as a Class 2 director of SCST immediately prior to the distribution. He has been President, Chief Executive Officer and Chairman of the Board of Directors of Roots, Inc., a private commercial real estate development and investment company since August 2001. Prior to that time, Mr. Rockel was a Senior Vice President with ABN Amro Securities (formerly ING Barings) from February 1997 to July 2001.

COMMITTEES OF THE BOARD OF DIRECTORS

         The Company will have two standing committees:  Compensation and Audit.

COMPENSATION COMMITTEE

         The Compensation Committee will be comprised solely of directors who are not SCST employees. The Compensation Committee will periodically review the compensation philosophy, policies and practices of SCST and make recommendations to the Board of Directors concerning major changes as appropriate. It will annually review changes in SCST employee benefit and retirement plans and report on those changes to the Board of Directors. The committee will also administer SCST's incentive and deferred compensation plans and approve, and in some cases recommend to the Board of Directors for approval, the compensation of employee-directors, officers, and principal executives of SCST. The members of the Compensation Committee are expected to be Dr. Agthe (chairman), Mr. Ernst and Mr. Rockel.

AUDIT COMMITTEE

The Audit Committee will be comprised solely of directors who are not SCST employees. The Audit Committee will review and evaluate the scope of the audits to be performed, the adequacy of services performed by, and the fees and compensation of the independent auditors and receive and review a report from the independent auditors prior to the publication of the audited financial statements of SCST. It will also consider and recommend to the Board of Directors the selection of the independent auditors to examine the consolidated financial statements of SCST for the next year. It will review and evaluate the scope and appropriateness of the SCST internal audit programs and plans and its system of internal control. The committee will review and evaluate the appropriateness of SCST's accounting principles and practices and financial reporting and receive periodic internal audit and legal reports on a number of matters, including compliance with SCST's policy on legal and ethical conduct. Members of the Audit Committee are expected to be Mr. Olson (chairman), Dr. Agthe and Mr. Holland.

COMPENSATION OF DIRECTORS AND NON-EMPLOYEE DIRECTOR PLAN

         Each nonemployee director of SCST will receive a retainer of $20,000 per year and an attendance fee of $1,000 for each Board and Committee meeting attended. Nonemployee directors who served as chairman of a committee of the Board of Directors will receive an annual fee of $5,000 in consideration of that service. Nonemployee directors will receive 50 percent of their retainer fee in stock of SCST and will be able to elect annually to receive up to 100 percent of their retainer in stock of SCST. Each January 1, nonemployee directors will receive a stock option grant at a value to be determined. These stock option grants will vest six months from the date of grant and expire five years from the date of grant.

COMPENSATION OF EXECUTIVE OFFICERS

         The following tables set forth information concerning annual and long-term compensation for services rendered to Yellow or the applicable subsidiary for fiscal 2001, 2000 and 1999 by those persons who are expected to be the Chief Executive Officer and the other four most highly compensated executive officers of SCST (determined by reference to fiscal 2001 compensation) immediately following the distribution (the "Named Executive Officers").

                                                                                Long-term
                                                                              Compensation
                                             Annual Compensation                 Awards           Payouts
                                      ----------------------------------  --------------------   ---------
                                                                                                    LTIP
                                                                                                 ---------
                                                               Other      Restricted
Name and Current                                               Annual        Stock    Options/    Payouts    All Other
Principal Position           Year     Salary ($)   Bonus ($)   Comp. ($)  Awards ($)  SARs (#)   Comp. ($)   Comp. ($)
------------------           ----     ----------   ---------   ---------  ----------  --------   ---------   ---------
Herbert A. Trucksess III     2001       368,750      74,554          0        0             0/0  142,916        2,550(2)
President, SCS               2000       343,167     172,774     54,940(1)     0        95,000/0        0        2,550(2)
Transportation, Inc.         1999       261,500     158,003          0        0        50,000/0        0        2,400(2)

Richard D. O'Dell            2001       260,016      46,830          0        0             0/0   80,897       16,972(3)
President, Saia Motor        2000       220,016           0          0        0        11,000/0        0        6,127(3)
Freight Line, Inc.           1999       143,633      23,930          0        0        35,000/0        0       61,264(3)

Paul J. Karvois              2001       297,120           0          0        0             0/0   80,897       27,168(4)
President, Jevic             2000       285,913           0          0        0        30,000/0        0       12,132(4)
Transportation, Inc.         1999       275,120     123,800          0        0         7,000/0        0       10,950(4)

James J. Bellinghausen       2001       138,054      22,837          0        0             0/0        0        2,550(2)

                                                                                Long-term
                                                                              Compensation
                                             Annual Compensation                 Awards           Payouts
                                      ----------------------------------  --------------------   ---------
                                                                                                    LTIP
                                                                                                 ---------
                                                               Other      Restricted
Name and Current                                               Annual        Stock    Options/    Payouts    All Other
Principal Position           Year     Salary ($)   Bonus ($)   Comp. ($)  Awards ($)  SARs (#)   Comp. ($)   Comp. ($)
------------------           ----     ----------   ---------   ---------  ----------  --------   ---------   ---------
Vice President and           2000       137,818      46,802          0        0        15,000/0       0         2,320(2)
Chief Financial Officer,     1999       107,640      36,199          0        0         1,500/0       0         1,226(2)
SCS Transportation, Inc.

John P. Burton               2001       158,919      30,447          0        0             0/0       0         2,125(2)
Vice President,              2000       157,391      82,134          0        0         5,000/0       0         2,125(2)
SCS Transportation, Inc.     1999       149,168      65,440          0        0        10,000/0       0         1,807(2)


(1) The Named Executive Officers receive certain perquisites from Yellow, Saia, Jevic or SCST, as the case may be. With the exception of Mr. Trucksess in 2000, such perquisites did not reach the threshold for reporting of $50,000 or ten percent of salary and bonus set forth in the applicable rules of the Securities and Exchange Commission. Mr. Trucksess' other annual compensation in 2000 included $7,200 for car allowance, $42,436 for reimbursement of club initiation fees, $2,840 for tax preparation and $2,464 for spouse travel.

(2) The compensation amounts include matching contributions under Yellow's 401(k) portion of its defined benefit plan.

(3) The compensation amounts includes matching contributions under Saia 401(k) benefit plan and Saia capital accumulation plan.

(4) The compensation amounts include matching contributions under Jevic 401(k) benefit plan, Jevic capital accumulation plan and earnings from a split dollar life insurance policy.

OPTIONS AND STOCK APPRECIATION RIGHTS

         The following table summarizes the Yellow stock option exercises by the Named Executive Officers during 2001, and the year-end value of the options. There were no option and SAR grants made in the fiscal year ended December 31, 2001 to the Named Executive Officers.


                                  OPTION AND SAR EXERCISES AND YEAR END VALUE TABLE(1)
                                                                                            Value of          Value of
                                                        Number of        Number of         Unexercised       Unexercised
                                                       Unexercised      Unexercised       In-the-Money      In-the-Money
                             Shares                     Options at       SAR's at          Options at         SAR's at
                            Acquired       Value        FY-End (#)       FY-End (#)        FY-End ($)        FY-End ($)
                               on        Realized     Exercisable/      Exercisable/      Exercisable/      Exercisable/
Name                      Exercise (#)      ($)       Unexercisable    Unexercisable     Unexercisable      Unexercisable
----                      ------------   ---------    -------------    -------------     -------------      -------------
Herbert A. Trucksess III       91,750     889,963    106,250/100,000        0             464,062/917,863         0

Richard D. O'Dell              15,750      77,323      26,250/10,250        0             101,119/250,225         0

Paul J. Karvois                16,750      91,914           0/20,250        0                   0/162,431         0

James J. Bellinghausen          6,375      46,225           0/12,250        0                   0/122,677         0

John P. Burton                  6,250      37,184        6,500/9,250        0               13,838/82,166         0

-----------------------
(1) All options become exercisable in four equal annual installments. All options were granted with an exercise price equal to the closing price of Yellow common stock as reported by The Nasdaq National Market on the date of each grant. The time at which options become exercisable is accelerated upon the occurrence of certain events, including total permanent disability or death of the grantee while in the employ of Yellow, if Yellow is wholly or partially liquidated, or is a party to a merger, consolidation or reorganization in which it or an entity controlled by it is not the surviving entity. Options exercised may be paid for in cash or by delivery of shares owned by the grantee. The value of Yellow common stock on December 31, 2001 was $25.10.

RETIREMENT PLANS

Defined Contribution Plans

         Saia and Jevic each sponsor a defined contribution retirement plan that contains provisions for cash or deferred arrangements under Section 401(k) of the Internal Revenue Code. The arrangements allow eligible employees to contribute a percentage of annual compensation, before federal income taxes, to the plan. For 2002, the maximum annual contribution is $11,000 of compensation, not to exceed $200,000. In addition, a participant who is at least age 50 or attains age 50 during the year may elect a "catch-up contribution" of up to $1,000.

         To encourage plan participation, Saia and Jevic match employee contributions at the rate of 50% up to a maximum employee contribution of 6% of annual compensation. Under the Saia plan, matching company contributions are vested immediately. Under the Jevic plan, matching company contributions vest progressively over a six-year period unless termination is the result of death or disability in which case the matching company contributions are 100% vested.

         A participant may choose to invest his or her account balance among one or a combination of mutual funds that are valued on a daily basis. SCST stock is not an available investment option under either plan.

         Account balances become distributable to the participant at the cessation of employment, retirement on or after age 65 or death. Participants have various options available to them as to the timing and method of distribution.

         The Named Executive Officers participate in their respective company plans and the executive officers of SCST are eligible to participate in the Saia plan. The amounts which the Named Executive Officers have chosen to contribute to the defined contribution plans are included in the salary column of the Summary Compensation Table and the matching contributions are included in the All Other Compensation column.

Non-Qualified Deferred Compensation Plan

         Saia and Jevic each maintain a non-qualified deferred compensation plan, titled the Capital Accumulation Plan. The officers of SCST and Saia are eligible to participate in the Saia Capital Accumulation Plan and the senior officers of Jevic are eligible to participate in the Jevic Capital Accumulation Plan.

         Annually, each company contributes an amount equal to 5% of the annual compensation of each participant, base salary plus annual incentive plan payment, to the plan for their respective eligible participants. In addition, to the extent a participant contribution to their respective 401(k) plan is limited under restrictions placed on "Highly Compensated Employees" under ERISA, the participant may elect to contribute the limited amount to the Capital Accumulation Plan. To the extent each company was unable to match participant contributions under the 401(k) plan because of the ERISA limitations, the matching contributions will be made by each company to the Capital Accumulation Plan.

         The plan also allows the participant to make an elective deferral each year of up to 50% of base salary or 100% of any annual incentive plan payment. The participant must irrevocably elect the elective deferral on or before November 30 of the year preceding the year for which compensation is being deferred.

         The plans are designed to provide the same investment options to participants as are available under their respective 401(k) plans. Participants may elect to transfer balances between investment funds at any time throughout the year.

         Plan balances become distributable to the participant upon termination of employment. The company matching contributions under the 401(k) plans become distributable as provided in the 401(k) plan of each participant. In order to be eligible to receive payment of the 5% annual company contribution, the participant must have been employed by the company or an affiliated company, including service with Yellow prior to the separation of SCST from Yellow, for a period of at least five years unless termination is the result of disability or death.

         If a participant is terminated for cause, as defined under the applicable plan, all amounts plus investment earnings attributable to the 5% annual company contribution are forfeited.

STOCK OPTION PLANS

         SCST is exploring its options with respect to a variety of employee benefit plans in connection with the distribution.

EMPLOYMENT AND SEVERANCE AGREEMENTS

Employment Agreements.

         SCST intends to enter into an executive employment agreement with each of the Named Executive Officers.

Executive Severance Agreements.

         SCST intends to enter into an executive severance agreement (the "Agreements") with each of the Named Executive Officers.

         In the event of a "Change of Control" of SCST followed within two years by (1) the termination of the executive's employment for any reason other than death, disability, retirement or "cause" or (2) the resignation of the executive due to an adverse change in title, authority or duties, a transfer to a new location, a reduction in salary, or reduction in fringe benefits or annual bonus below a level consistent with SCST's practice prior to the Change of Control, the Agreements will provide that the executive be paid a lump sum cash amount equal to two times the executive's highest compensation (salary plus bonus) for any consecutive 12-month period within the previous three years, except that the Agreement with Mr. Trucksess will provide that he be paid a lump sum cash amount equal to the sum of three times his highest compensation (salary plus bonus) for any consecutive 12-month period within the previous three years. In addition, during the two years following a termination of resignation described in clauses
(1) and (2) above (three years in the case of Mr. Trucksess), the executive will be entitled to receive medical, life insurance, and long-term disability benefits available to key executives. The above-described payments will also subject to a gross-up provision in the event that it is determined that the benefits provided by the Agreements are subject to the excise tax imposed by
Section 4999 of the Internal Revenue Code of 1986.

         A termination is for "cause" if it is the result of a conviction of a felony involving moral turpitude, which is no longer subject to direct appeal, or an adjudication, which is no longer subject to direct appeal, that the executive is mentally incompetent or that he is liable for willful misconduct in the performance of his duty to SCST which is demonstrably and materially injurious to SCST.

         For the purpose of the Agreements, a "Change of Control" will be deemed to have taken place if: (i) a third person, including a "group" as defined in
Section 13(d)(3) of the Securities Exchange Act of 1934, purchases or otherwise acquires shares of SCST and as a result thereof becomes the beneficial owner of shares of SCST having 20% or more of the total number of votes that may be cast for the election of directors of SCST; or (ii) as the result of, or in connection with any cash tender or exchange offer, merger or other business combination, or contested election, or any combination of the foregoing transactions, the directors then serving on the Board of Directors cease to constitute a majority of the Board of Directors of SCST or any successor to SCST.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         SCST is currently a wholly owned subsidiary of Yellow and its results have been included in the Yellow consolidated financial results. After the distribution, the results of operations of SCST will no longer be consolidated with Yellow, and SCST will be an independent public company. Furthermore, except as described in "Arrangements Between Yellow and SCST Relating to the Distribution," all contractual relationships existing prior to the distribution between Yellow and SCST will be terminated except for commercial relationships in the ordinary course of business. Prior to the distribution, Yellow and SCST will enter into certain agreements governing their relationship subsequent to the distribution and providing for the allocation of tax and other liabilities and obligations arising from periods prior to or including the distribution. Each of Yellow and SCST believes that the agreements are fair. Copies of the forms of the material agreements have been or will be filed as exhibits to the Registration Statement on Form 10 of which this information statement is a part.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         SCST is currently a wholly-owned subsidiary of Yellow. To the extent directors and executive officers own or will own Yellow common stock prior to the distribution, they will receive shares of SCST common stock in the distribution on the same basis as other holders of Yellow common stock.

         The following table sets forth information regarding the beneficial ownership of SCST common stock immediately after the distribution, as if the distribution took place on June 30, 2002 by

         (1) each person or entity known by Yellow who would beneficially own more than 5% of the outstanding SCST common stock;

         (2) each of the persons who are expected to serve as directors of SCST;

         (3)      each of the Named Executive Officers; and

         (4) all persons expected to be SCST directors and executive officers after the distribution, as a group.

         The information below is based on the number of shares of Yellow common stock beneficially owned by each entity or person at June 30, 2002 as evidenced by Yellow's records and a review of statements filed with the Securities and Exchange Commission pursuant to Section 13(d) or 13(g) of the Exchange Act, as adjusted to give effect to the distribution. The percentage ownership of SCST common stock held by any entity or person immediately following the distribution will be approximately the same as the percentage ownership of such entity or person immediately prior to the distribution. Percentage ownership is calculated based on 29,151,756 shares of Yellow common stock outstanding on June 30, 2002, excluding shares held in Yellow's treasury, or 14,575,878 shares of SCST common stock after giving effect to the distribution ratio of one share of SCST common stock for every two shares of Yellow common stock. Except as set forth in the table below, upon completion of the distribution, we do not expect any entity or person to own more than five percent of SCST's outstanding common stock.

         Share ownership of directors and Named Executive Officers is as of June 30, 2002 and includes (i) shares in which they may be deemed to have a beneficial interest; (ii) shares to be credited to individual accounts in the Yellow Stock Sharing Plan which will receive the SCST dividend, a qualified savings and defined contribution plan; and (iii) shares subject to options in Yellow common stock that are exercisable on or prior to sixty days after the date first mentioned above pursuant to the 1992, 1996, 1997 and 1999 Yellow stock option plans that shall be converted into equivalent options in SCST common stock as of the distribution date. See "Treatment of Options and Restricted Stock."

                                               Amount and Nature of          Percent of
Name and Address of Beneficial Owner         Beneficial Ownership (1)        Class (2)
------------------------------------         ------------------------        ---------

Dimensional Fund Advisors, Inc.                        912,050 (3)               6.2
   1299 Ocean Avenue
   Santa Monica, CA 90401

Barclays Global Fund Advisors                          801,430 (4)               5.5
   45 Fremont St.
   San Francisco, CA 94105
Klaus E. Agthe                                           3,217                    *

Mark A. Ernst                                                0
John J. Holland                                              0
James A. Olson                                               0
Douglas W. Rockel                                            0
Herbert A. Trucksess III                               141,256 (5)               1.0
Richard D. O'Dell                                            0
Paul J. Karvois                                          7,500 (6)                *
James J. Bellinghausen                                   4,750 (7)                *
John P. Burton                                           8,000 (8)                *
All directors and executive officers as a              164,723 (9)                *
group (10 persons)


--------------------------------


(1) Direct ownership unless indicated otherwise. The share numbers in this table only reflect options to purchase Yellow common stock and not any options to purchase SCST common stock that will be issued in exchange for options to purchase Yellow common stock upon the distribution because such number is determined by a calculation that requires the price of Yellow common stock immediately prior to the distribution and SCST common stock immediately after the distribution.

(2)    * Indicates less than 1% ownership.

(3) According to information provided to Yellow, Dimensional Fund Advisors, Inc. had the following voting and dispositive powers with respect to such shares: (a) sole voting power, 912,050 shares; (b) shared voting power, 0 shares; (c) sole dispositive power, 912,050 shares and (d) shared dispositive power, 0 shares.

(4) According to information provided to Yellow, Barclays Global Fund Advisors had the following voting and dispositive powers with respect to such shares: (a) sole voting power, 767,085 shares; (b) shared voting power, 0 shares; (c) sole dispositive power, 801,430 shares; and (d) shared dispositive power, 0 shares.

(5) Includes 141,250 shares subject to option and 6 SCST shares to be credited to the account of Mr. Trucksess in the Yellow Stock Sharing Plan.

(6)    Includes 7,500 shares subject to option.

(7)    Includes 4,750 shares subject to option.

(8)    Includes 8,000 shares subject to option.

(9) Includes 161,500 shares subject to option and 6 shares to be credited to the account of an Executive Officer in the Yellow Stock Sharing Plan.

                      DESCRIPTION OF CAPITAL STOCK OF SCST

         The following information reflects the SCST amended and restated certificate of incorporation and by-laws as these documents will be in effect at the time of the distribution.

AUTHORIZED CAPITAL STOCK

         After the distribution, the authorized capital stock of SCST will consist of 50,000,000 shares of common stock, par value $0.001 per share, of which 25,000,000 shares are designated Common Stock, and 50,000 shares of preferred stock, par value $0.001 per share, of which 5,000 shares are designated Series A Junior Participating Preferred Stock. Based on the number of shares of Yellow common stock outstanding on June 30, 2002, 14,575,878 shares of common stock will be transferred by Yellow to its shareholders (one share of SCST common stock for each two shares of Yellow common stock held) in the distribution. There are no shares of SCST preferred stock outstanding.

COMMON STOCK AND PREFERRED STOCK

         The SCST amended and restated certificate of incorporation authorizes the Board of Directors to establish one or more series of common stock and preferred stock, and authorizes the Board of Directors to determine, with respect to any series, the designations, preferences of such series, and any qualifications, limitations or restrictions thereof.

         The provisions authorizing the SCST Board of Directors to issue common stock or preferred stock in any series with such terms as it may designate will provide SCST with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by shareholders, unless such action is required by applicable law or the rules of The Nasdaq National Market. Those rules currently require shareholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock, or in the amount of voting securities outstanding of at least 20%. If the approval of the SCST shareholders is not required for the issuance of shares of its preferred stock or its common stock, the Board of Directors may determine not to seek shareholder approval.

         COMMON STOCK

         Subject to the prior rights of the holders of all classes or series of preferred stock or common stock other than Common Stock, (x) each outstanding share of Common Stock will be entitled to such dividends as may be declared from time to time by the SCST Board of Directors and (y) in the event of liquidation, dissolution or winding up of SCST, holders of Common Stock will be entitled to receive the assets remaining after provision for payment of SCST creditors. Each outstanding share of Common Stock will be entitled to one vote on all matters submitted to a vote of shareholders.

         SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

         As of the distribution date, 5,000 shares of SCST preferred stock will be designated "Series A Junior Participating Preferred Stock" and will be reserved for issuance upon exercise of rights under the SCST rights agreement. For a more detailed discussion of the SCST rights plan and its Series A Junior Participating Preferred Stock, please see "Purposes and Effects of Certain Charter and By-law Provisions and Certain Anti-Takeover Effects -- Rights Agreement."

PREEMPTIVE RIGHTS

         Except as may be provided in any preferred stock designation, no holder of any class of SCST stock authorized at the time of the distribution will have any preemptive right to subscribe to any of SCST's securities of any kind.

    PURPOSES AND EFFECTS OF CERTAIN CHARTER AND BY-LAW PROVISIONS AND CERTAIN
                              ANTI-TAKEOVER EFFECTS

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

         The SCST amended and restated certificate of incorporation authorizes the Board of Directors to establish one or more series of common stock and preferred stock, and authorizes the Board of Directors to determine, with respect to any series, the designations, preferences of such series, and any qualifications, limitations or restrictions thereof. One of the effects of the existence of unissued common and preferred stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of SCST by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of SCST management. If, in the due exercise of its fiduciary obligations, for example, the SCST Board of Directors were to determine that a takeover proposal was not in SCST's best interests, such shares could be issued by the SCST Board of Directors without shareholder approval in one or more private placements or other transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent shareholder or shareholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board of directors, or by effecting an acquisition that might complicate or preclude the takeover. Although Delaware law and the SCST amended and restated certificate of incorporation would not require shareholder approval to issue authorized shares, The Nasdaq National Market, on which the SCST common stock is expected to be admitted for trading, currently requires shareholder approval of certain issuances as a condition of listing the additional shares or, in some instances, of continued listing of the outstanding shares.

BOARD OF DIRECTORS

         The SCST amended and restated certificate of incorporation provides that the number of our directors will be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the total number of directors which we would have if there were no vacancies, but shall not be less than three. Our directors will be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, one class to be originally elected for a term expiring at the annual meeting of shareholders to be held in 2003, another class to be originally elected for a term expiring at the annual meeting of shareholders to be held in 2004 and another class to be originally elected for a term expiring at the annual meeting of shareholders to be held in 2005, with each director to hold office until his or her successor is duly elected and qualified. Commencing with the 2003 annual meeting of shareholders, directors elected to succeed directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election, with each director to hold office until such person's successor is duly elected and qualified.

NO SHAREHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS

         The SCST amended and restated certificate of incorporation and by-laws provide that any action required or permitted to be taken by our shareholders must be effected at a duly called annual or special meeting of such holders and may not be effected by written consent. Except as otherwise required by law, special meetings of our shareholders for any purpose or purposes may be called only by the Board of Directors pursuant to a resolution stating the purpose or purposes thereof approved by a majority of the total number of directors which SCST would have if there were no vacancies on the Board of Directors or by the chairman of the Board of Directors or the chief executive officer. These provisions may have the effect of delaying consideration of a shareholder proposal until the next annual meeting unless a special meeting is called by the Board of Directors, the chairman of the Board or the chief executive officer.

ADVANCE NOTICE PROCEDURES

         The SCST amended and restated by-laws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our shareholders. Our shareholder notice procedure provides that only persons who are nominated by, or at the direction of, our chairman of the Board of Directors, or by a shareholder who has given timely written notice to our secretary prior to the meeting at which directors are to be elected, will be eligible for election as our directors. Our shareholder notice procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, our Board of Directors, our chairman of the Board, or by a shareholder who has given timely written notice to our secretary of such shareholder's intention to bring such business before such meeting. Under our shareholder notice procedure, for notice of shareholder nominations to be made at an annual meeting to be timely, such notice must be received by our secretary not later than the close of business on the 90th calendar day nor earlier than the close of business on the 120th calendar day prior to the first anniversary of the first mailing of the SCST proxy statement of the preceding year's annual meeting, except that, in the event that the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 90th calendar day prior to such annual meeting and not later than the close of business on the later of the 60th calendar day prior to such annual meeting or the 10th calendar day following the day on which public announcement of a meeting date is first made by us.

         Notwithstanding the foregoing, in the event that the number of directors to be elected to our Board of Directors is increased and there is no public announcement by us naming all of the nominees for director or specifying the size of our increased Board at least 30 calendar days prior to the annual meeting, a shareholder's notice also will be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered not later than the close of business on the 10th calendar day following the day on which such public announcement is first made by us. Under our shareholder notice procedure, for notice of a shareholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by us not earlier than the close of business on the 120th calendar day prior to such special meeting and not later than the close of business on the later of the 90th calendar day prior to such special meeting or the 10th calendar day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by our Board of Directors to be elected at such meeting.

         In addition, under our shareholder notice procedure, a shareholder's notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain the information required by our amended and restated by-laws. If the chairman of a meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with our shareholder notice procedure, such individual will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

AMENDMENTS

         The SCST amended and restated certificate of incorporation preserves the right of SCST to amend or change any provision of the certificate of incorporation, but provides that the affirmative vote of the holders of at least 66 2/3% of the SCST voting stock then outstanding, voting together as a single class, is required to amend provisions of the certificate relating to the number, election and term of SCST directors, provisions relating to the prohibition on shareholder action by written consent, and provisions relating to the exculpation and indemnification of directors.

         The SCST by-laws may be altered or repealed and new by-laws may be adopted by a majority vote of the whole SCST Board of Directors. The by-laws also may be altered or repealed and new by-laws may be adopted by an affirmative vote of the holders of at least a majority of the SCST voting stock then outstanding, voting together as a single class, except that the by-laws relating to special meetings and advance notice procedures may not be altered or repealed by the stockholders without the affirmative vote of the holders of at least 66 2/3% of the SCST voting stock then outstanding, voting together as a single class.

RIGHTS AGREEMENT

         The SCST Board of Directors currently expects to adopt a rights agreement, with Mellon Bank N.A. as rights agent, on or prior to the distribution date. The Rights Agreement has been filed as an exhibit to the registration statement. For information on how to receive the Rights Agreement, please see "Additional Information."

         ANTI-TAKEOVER EFFECTS

         The rights are intended to have anti-takeover effects. If the rights become exercisable, the rights will cause substantial dilution to a person or group that attempts to acquire or merge with SCST in most cases. Accordingly, the existence of the rights may deter a potential acquiror from making a takeover proposal or tender offer. The rights should not interfere with any merger or other business combination approved by the SCST Board of Directors since it may redeem the rights as described below and since a transaction approved by the Board of Directors would not cause the rights to become exercisable.

         EXERCISABILITY OF RIGHTS

         Currently, no separate rights certificate represents the right. Until a rights distribution date has occurred, the rights cannot be exercised and will be evidenced only by, and can only be transferred with, SCST common stock, including any newly issued shares of common stock. Holders of SCST common stock may not exercise the rights until a rights distribution has occurred. After a rights distribution each right entitles the registered holder to purchase from SCST one one-ten-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share, at an initial purchase price to be determined by the Board of Directors.

The rights will not become exercisable until the earliest of:

          - 10 business days following a public announcement that a person or group, with specified exceptions, has become the beneficial owner of securities representing 15% or more of our voting power (we refer to such a person or group as an "acquiring person");

          - 10 business days after SCST first determines that a person or group has become an acquiring person; or

          - 10 business days after the commencement of, or the announcement of an intention to commence, a tender offer or exchange offer that would result in a person or group becoming the beneficial owner of securities representing 15% or more of the SCST common stock then outstanding (or such later date as the Board of Directors may determine, but in no event later than the date that any person or group actually becomes such an acquiring person).

Additionally, at any time a person or a group has become the beneficial owner of securities representing 15% or more of our voting power and SCST has registered the securities subject to the rights under the Securities Act of 1933, as amended, the flip-in features of the rights or, at the discretion of the Board of Directors, the exchange feature of the rights, may be exercised by any holder, except for the acquiring person or its transferees, if any.

         The various features of the SCST rights agreement are described below.

         "FLIP-IN" FEATURE

         In the event a person or group becomes the beneficial owner of securities representing 15% or more of the SCST common stock then outstanding, each holder of a right, except for such person or group, will have the right to acquire, upon exercise of the right, instead of one one-ten-thousandth of a share of the Series A Junior Participating Preferred Stock, shares of the SCST common stock or equivalent securities or cash (in the sole discretion of the SCST board of directors) if such securities are not available having a value equal to twice the exercise price of the right.

         "EXCHANGE" FEATURE

         At any time after a person or group becomes the beneficial owner of securities representing 15% or more, but less than 50%, of the SCST common stock then outstanding, the Board of Directors may, at its option, exchange all or some of the rights, except for those held by such person or group, or the acquiring person's transferees, if any, for the SCST common stock at an exchange ratio of one share of common stock per right, subject to adjustment, and cash instead of fractional shares, if any. Use of this exchange feature means that eligible rights holders would not have to pay a cash exercise price before receiving shares of the SCST common stock.

         "FLIP-OVER" FEATURE

         In the event a rights distribution date occurs or SCST is acquired in a merger or other business combination transaction or 50% or more of the assets or earning power of SCST or, taken as a whole, are sold, each holder of a right, except for the acquiring person, will have the right to receive, upon exercise of the right, the number of shares of the acquiring company's capital stock with the greatest voting power having a value equal to twice the exercise price of the right.

         REDEMPTION OF RIGHTS

         At any time before the earlier to occur of:

          - public disclosure that a person or group, with specified exceptions, has become the beneficial owner of securities representing 15% or more of the SCST common stock then outstanding, or

          - a determination by SCST that a person or group, with specified exceptions, has become the beneficial owner of securities representing 15% or more of the SCST common stock then outstanding,

the Board of Directors may redeem all of the rights at a redemption price of $0.01 per right, subject to adjustment. The right to exercise the rights, as described under "Exercisability of Rights," will terminate upon redemption, and at such time, the holders of the rights will have the right to receive only the redemption price for each right held.

         AMENDMENT OF RIGHTS

         As long as the rights remain redeemable, the terms of the rights agreement may be amended by the SCST Board of Directors without the consent of the holders of the rights, including an amendment to lower the beneficial ownership thresholds described above to not less than the greater of:

          - any percentage greater than the largest percentage of the SCST voting power then known to be beneficially owned by any person or group; and

          -     10%.

         However, if at any time after a person or group beneficially owns securities representing 15% or more, or such lower percentage as may be amended in the existing rights agreement, of the SCST common stock then outstanding, the SCST Board of Directors may not adopt amendments to the existing rights agreement that adversely affect the interests of holders of the rights. Furthermore, once the rights are no longer redeemable, the SCST Board of Directors may not adopt any amendment that would lengthen the time period during which the rights are redeemable or otherwise would adversely affect the interests of the holders of the rights other than an acquiring person or his or her transferees.

         TERMINATION OF RIGHTS

         If not previously exercised, the rights will expire ten years from the date that the rights agreement commences, unless SCST earlier redeems or exchanges the rights or extends the final expiration date.

         SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

         In connection with the creation of the rights, as described above, the SCST Board of Directors has authorized the issuance of 5,000 shares of preferred stock as Series A Junior Participating Preferred Stock.

         SCST has designed the dividend, liquidation, voting and redemption features of the Series A Junior Participating Preferred Stock so that the value of one one-ten-thousandth of a share of the Series A Junior Participating Preferred Stock approximates the value of one share of SCST common stock. Shares of the Series A Junior Participating Preferred Stock may only be purchased after the rights have become exercisable, and each share of the Series A Junior Participating Preferred Stock:

          - is nonredeemable and junior to any other series of SCST preferred stock, unless otherwise provided in the terms of that preferred stock;

          - will have a preferential dividend in an amount equal to 10,000 times any dividend declared on each share of SCST common stock;

          - in the event of liquidation, will entitle its holder to receive a preferred liquidation payment equal to the greater of $10,000 or 10,000 times the payment made per share of SCST common stock;

          -     will have 10,000 votes, voting together with SCST common stock;
                and

          - in the event of any merger, consolidation or other transaction in which shares of common stock are converted or exchanged, will be entitled to receive 10,000 times the amount and type of consideration received per share of SCST common stock.

         The rights of the Series A Junior Participating Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

DELAWARE BUSINESS COMBINATION STATUTE

         Section 203 of the Delaware General Corporation Law provides that, subject to exceptions set forth therein, an interested shareholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such shareholder becomes an interested shareholder unless:

          - prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

          - upon consummation of the transaction which resulted in the shareholder becoming an "interested shareholder," the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

          - on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested shareholder. Except as otherwise set forth in Section 203, an interested shareholder is defined to include:

                - any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and

                -     the affiliates and associates of any such person.

         Section 203 may make it more difficult for a person who would be an interested shareholder to effect various business combinations with a corporation for a three-year period. The Company has not elected to be exempt from the restrictions imposed under Section 203. The provisions of Section 203 may encourage persons interested in acquiring SCST to negotiate in advance with the SCST Board of Directors, since the shareholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested shareholder. Such provisions also may have the effect of preventing changes in SCST management. It is possible that such provisions could make it more difficult to accomplish transactions which SCST shareholders may otherwise deem to be in their best interests.

             LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

         The SCST certificate of incorporation provides that, as authorized by
Section 102(b)(7) of the DGCL, a director will not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except for liability imposed by law, as in effect from time to time:

          - for any breach of the director's duty of loyalty to us or our shareholders;

          - for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law;

          - for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

          - for any transaction from which the director derived an improper personal benefit.

         Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than a "derivative" action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that no indemnification shall be made where the person is adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action was brought determines that the person is fairly and reasonably entitled to indemnity and expenses. Our amended and restated certificate of incorporation and by-laws provide that we will indemnify our directors, officers, employees and agents to the fullest extent permitted by the DGCL, and we will advance expenses to our directors, officers, employees and agents in connection with legal proceedings, subject to limited exceptions. We have and will retain customary insurance policies under which coverage is provided for payments made by us to our directors and officers in respect of the indemnification provisions in our amended and restated certificate of incorporation and bylaws. We believe that these indemnification provisions and insurance are necessary to attract and retain qualified directors and officers. The limitation on liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may not be enforceable against us if someone challenges these provisions. Nonetheless, these provisions may discourage our shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder's investment may be adversely affected to the extent we pay costs of settlement and damage awards against directors and officers under these indemnification provisions.

                             INDEPENDENT ACCOUNTANTS

         The Board of Directors of SCST expects to appoint KPMG LLP as its independent accountants to audit its financial statements as of and for the year ended December 31, 2002. Prior to KPMG's appointment as the auditors of Yellow in 2002, Arthur Andersen LLP served as the auditors of Yellow for many years, including for the periods covered by the financial statements included in this information statement.

                             ADDITIONAL INFORMATION

         SCST has filed a Registration Statement with the Securities and Exchange Commission with respect to the SCST common stock. This information statement, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the schedules and other exhibits thereto, and reference is made to the Registration Statement for further information regarding SCST and the SCST common stock. In particular, copies of certain agreements and other documents in this information statement are qualified by reference to such agreements and other documents as filed. When the Registration Statement becomes effective, SCST will be subject to the reporting requirements of the Exchange Act and, in accordance therewith, will file reports, proxy statements and other information with the Commission. The Registration Statement, including the exhibits and schedules thereto, and the reports, proxy statements and other information filed by SCST with the Commission can be inspected and copied at the Public Reference Section of the Commission located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at the address given above. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

         The SCST common stock is expected to be admitted for trading, subject to official notice of the distribution, on The Nasdaq National Market.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Public Accountants....................................................................F-2

Audited Consolidated Financial Statements:

   Balance sheets as of December 31, 2001 and 2000..........................................................F-3

   Statements of income for the years ended December 31, 2001, 2000 and 1999................................F-5

   Statements of the Parent company equity for the years ended December 31, 2001, 2000 and
     1999...................................................................................................F-6

   Statements of cash flows for the years ended December 31, 2001, 2000 and 1999............................F-7

Notes to Audited Consolidated Financial Statements..........................................................F-9

Unaudited Consolidated Financial Statements:

   Balance sheets as of June 30, 2002 and December 31, 2001................................................F-19

   Statements of operations for the quarter and six months ended June 30, 2002 and 2001....................F-21

   Statements of cash flows for the six months ended June 30, 2002 and 2001................................F-23



Notes to Unaudited Consolidated Financial Statements.......................................................F-24

THIS IS A COPY OF THE AUDIT REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH SCS TRANSPORTATION, INC.'S CONSOLIDATED FINANCIAL STATEMENTS. THIS AUDIT REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH THIS FILING ON FORM 10.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Yellow Corporation:

We have audited the accompanying consolidated balance sheets of SCS Transportation, Inc. and Subsidiaries (formerly Yellow Corporation's Regional Transportation Group as identified in Note 1) as of December 31, 2001 and 2000, and the related consolidated statements of income, the Parent company equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SCS Transportation, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

SCS Transportation, Inc., is wholly owned by Yellow Corporation. As indicated in
Note 1, SCS Transportation, Inc., relies on Yellow Corporation for administrative, cash management and other services. The financial position, results of operations and cash flows of SCS Transportation, Inc., could differ from those that would have resulted had SCS Transportation, Inc., operated autonomously or as an entity independent of Yellow Corporation.




/s/ Arthur Andersen LLP

Kansas City, Missouri,
January 25, 2002

SCS TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated balance sheets

December 31, 2001 and 2000

                                                                                    2001             2000
                                                                                  ---------       ----------
                                                                                        (IN THOUSANDS)
CURRENT ASSETS:

   Cash...........................................................                $   1,480       $    4,922

   Accounts receivable, less allowances of $6,809 and $5,244 in                      83,387           92,084
     2001 and 2000, respectively..................................

   Prepaid expenses...............................................                    8,442            6,409

   Deferred taxes.................................................                   16,835           13,792

   Other current assets...........................................                    3,312            4,104
                                                                                  ---------       ----------

       Total current assets.......................................                  113,456          121,311

PROPERTY AND EQUIPMENT:

   Land...........................................................                   22,568           22,568

   Structures.....................................................                   81,542           78,734

   Revenue equipment..............................................                  313,521          312,920

   Technology equipment and software..............................                   32,209           29,153

   Other..........................................................                   27,268           24,939
                                                                                  ---------       ----------

                                                                                    477,108          468,314

   Less-Accumulated depreciation..................................                  171,067          133,887
                                                                                  ---------       ----------

       Net Property and equipment.................................                  306,041          334,427

   Goodwill, net..................................................                   91,122           94,392

   Other noncurrent assets........................................                    1,327            1,537
                                                                                  ---------       ----------

       Total assets...............................................                $ 511,946       $  551,667
                                                                                  =========       ==========

CURRENT LIABILITIES:

   Checks outstanding.............................................                $   9,332       $    8,911

   Accounts payable...............................................                   21,483           20,888

   Wages, vacations and employees' benefits.......................                   26,816           27,862

   Claims and insurance accruals..................................                   11,124           11,227

   Accrued liabilities............................................                   16,912            9,116

   Current maturities of long-term debt...........................                    6,489            1,997
                                                                                  ---------       ----------

       Total current liabilities..................................                   92,156           80,001

OTHER LIABILITIES:

   Long-term debt.................................................                   32,346           22,345

   Notes to the Parent............................................                   90,157          182,542

   Deferred income taxes..........................................                   58,949           57,230

   Claims, insurance and other....................................                    8,689            6,035
                                                                                  ---------       ----------

       Total other liabilities....................................                  190,141          268,152
                                                                                  ---------       ----------


COMMITMENTS AND CONTINGENCIES
PARENT COMPANY EQUITY.............................................                  229,649          203,514
                                                                                  ---------       ----------

       Total liabilities and the Parent company equity............                $ 511,946       $  551,667
                                                                                  =========       ==========


        The accompanying notes are an integral part of these consolidated balance sheets.

SCS TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated statements of income

For the years ended December 31, 2001, 2000 and 1999

                                                                          2001           2000           1999
                                                                       -----------    -----------    ----------
                                                                                     (IN THOUSANDS)
OPERATING REVENUE...........................................           $   771,582    $   789,009    $  594,510
                                                                       -----------    -----------    ----------

OPERATING EXPENSES:

   Salaries, wages and employees' benefits..................               435,795        442,579       342,972

   Operating expenses and supplies..........................               141,124        156,379       109,298

   Operating taxes and licenses.............................                31,521         31,070        21,473

   Claims and insurance.....................................                20,251         19,084        11,750

   Depreciation and amortization............................                49,166         48,296        33,406

   Purchased transportation.................................                71,304         67,733        46,949

   Unusual items............................................                 6,678          2,207           (16)
                                                                       -----------    -----------    ----------

       Total operating expenses.............................               755,839        767,348       565,832
                                                                       -----------    -----------    ----------


INCOME FROM OPERATIONS......................................                15,743         21,661        28,678
                                                                       -----------    -----------    ----------

NONOPERATING (INCOME) EXPENSE:

   Interest expense.........................................                10,942         15,444        10,560

   Interest income..........................................                    (6)          (137)         (144)

   Other, net...............................................                     3             (4)          278
                                                                       -----------    -----------    ----------

       Total nonoperating expenses, net.....................                10,939         15,303        10,694
                                                                       -----------    -----------    ----------


INCOME BEFORE INCOME TAXES..................................                 4,804          6,358        17,984

INCOME TAX PROVISION........................................                 4,033          4,660         8,195
                                                                       -----------    -----------    ----------

NET INCOME..................................................           $       771    $     1,698    $    9,789
                                                                       ===========    ===========    ==========


        The accompanying notes are an integral part of these consolidated financial statements.

SCS TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated statements of the Parent company equity

For the years ended December 31, 2001, 2000 and 1999

                                                                          2001           2000           1999
                                                                       -----------    -----------    ----------
                                                                                     (IN THOUSANDS)
PARENT COMPANY EQUITY, beginning of year....................           $   203,514    $   198,926    $   79,939

   Net income...............................................                   771          1,698         9,789

   Accumulated other comprehensive income (loss)............                  (331)            --            --
                                                                       -----------    -----------    ----------

       Total comprehensive income...........................                   440          1,698         9,789



   Equity contribution from the Parent......................                25,695          2,890       109,198
                                                                       -----------    -----------    ----------

PARENT COMPANY EQUITY, end of year..........................           $   229,649    $   203,514    $  198,926
                                                                       ===========    ===========    ==========


        The accompanying notes are an integral part of these consolidated financial statements.

SCS TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated statements of cash flows

For the years ended December 31, 2001, 2000 and 1999

                                                                          2001           2000           1999
                                                                       -----------    -----------    ----------
                                                                                     (IN THOUSANDS)
OPERATING ACTIVITIES:

   Net income...............................................            $      771     $    1,698     $   9,789

   Noncash items included in net income-
     Depreciation and amortization..........................                49,166         48,296        33,406

     Deferred income taxes..................................                  (883)         2,219         8,054

     (Gains) losses from property disposals, net............                    52           (505)          287

   Changes in assets and liabilities, net-

     Accounts receivable....................................                10,221          2,021       (14,084)

     Accounts payable and checks outstanding................                  (509)         3,726         5,304

     Other working capital items............................                 5,477          7,727        (1,319)

     Claims, insurance and other............................                 2,323            458           171

     Other..................................................                 2,100          3,881          (657)
                                                                       -----------    -----------    ----------

       Net cash from operating activities...................                68,718         69,521        40,951

INVESTING ACTIVITIES:

   Acquisition of property and equipment....................               (25,161)       (64,226)      (55,603)

   Proceeds from disposal of property and equipment.........                 5,548          5,193         2,587
                                                                       -----------    -----------    ----------

       Net cash used in investing activities................               (19,613)       (59,033)      (53,016)

FINANCING ACTIVITIES:

   Repayment of long-term debt..............................                (1,817)        (1,666)      (19,614)

   Equity contribution from (distribution to) the Parent....                 1,087          2,890          (802)

   Net change in intercompany debt..........................               (51,817)       (10,348)       31,717
                                                                       -----------    -----------    ----------

       Net cash (used in) from financing activities.........               (52,547)        (9,124)       11,301
                                                                       -----------    -----------    ----------


NET INCREASE (DECREASE) IN CASH.............................                (3,442)         1,364          (764)

CASH, beginning of year.....................................                 4,922          3,558         4,322
                                                                       -----------    -----------    ----------


CASH, end of year...........................................            $    1,480     $    4,922     $   3,558
                                                                       ===========    ===========    ==========

NONCASH TRANSACTIONS:

   Assumption of subordinated debentures....................            $   16,311     $       --     $      --

   Transfer of other assets from the Parent.................                  (351)            --            --

   Increase (decrease) of intercompany debt.................               (40,568)            --        54,507

   Pushdown of Jevic purchase price.........................                    --             --      (164,507)

   Equity contribution from the Parent......................                24,608             --       110,000

SUPPLEMENTAL CASH FLOW INFORMATION:

   Income taxes paid (received), net........................                   725          2,847        (2,946)

   Interest paid............................................                10,941         15,444        10,570


        The accompanying notes are an integral part of these consolidated financial statements.

SCS TRANSPORTATION, INC. AND SUBSIDIARIES
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2000 AND 1999

1.       DESCRIPTION OF BUSINESS, PRINCIPLES OF CONSOLIDATION
         AND SUMMARY OF ACCOUNTING POLICIES

The accompanying consolidated financial statements include the accounts of SCS Transportation, Inc., and its two wholly owned regional transportation subsidiaries (formerly Yellow Corporation's Regional Transportation Group). SCS Transportation, Inc. (the Company) is a subsidiary of Yellow Corporation (the Parent), a publicly owned holding company whose principal subsidiaries include Yellow Transportation and the following two regional transportation subsidiaries.

         -        SAIA MOTOR FREIGHT LINE, INC. (Saia) is a less-than-truckload
                  (LTL) carrier providing overnight and second-day delivery in the Southern United States. Saia employs approximately 5,100 employees and is headquartered in Duluth, Georgia. On March 5, 2001, Saia integrated two of its sister companies, WestEx, Inc. (WestEx) and Action Express Inc. (Action Express), into Saia. This expanded Saia's territory to include California and the Pacific Northwest and Rocky Mountain states. The consolidated financial statements include the financial position and results of WestEx and Action Express for all of the periods presented.

         - JEVIC TRANSPORTATION, INC. (Jevic) is a hybrid truckload (TL) and LTL carrier providing overnight and second-day delivery principally in the Northeastern United States. Jevic employs approximately 2,400 employees and is headquartered in Delanco, New Jersey. The consolidated financial statements include the accounts of Jevic since its acquisition by the Parent on July 9, 1999.

In 2001, the Parent established SCS Transportation, Inc. as a holding company for its two regional transportation subsidiaries Saia Motor Freight Line, Inc. and Jevic Transportation, Inc. (the Regional Companies). In connection with the transfer of subsidiaries under SCS Transportation, the Company assumed a $16.3 million subordinated debenture obligation from the Parent and received a noncash equity contribution of $24.6 million.

All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements. Management makes estimates and assumptions, which affect the amounts reported in the consolidated financial statements and footnotes. Actual results could differ from those estimates.

Major accounting policies and practices used in the preparation of the accompanying consolidated financial statements not covered in other notes to the consolidated financial statements are as follows:

         - The Company participates in the Parent's cash management program. Cash balances in excess of daily operating needs are transferred to and invested by the Parent. Cash includes demand deposits and highly liquid investments purchased with original maturities of three months or less.

         - Fuel is carried at average cost. The Company has used heating oil financial instruments to manage a portion of their exposure to fluctuating diesel prices. Under the agreements, the Company received or made payments based on the difference between a fixed and a variable price for heating oil. The Company also has used fixed price contracts for diesel fuel. These agreements provided protection from rising fuel prices, but limited the ability to benefit from price decreases below the purchase price of the agreements. The Company had no fuel hedging agreements at December 31, 2001 and 2000. At December 31, 1999, the Company had agreements for 10.7 million gallons at a cost averaging $.45 per gallon over a seven-month period. Based on quoted market prices, the fair value of the swaps and fixed purchase contracts was $2.0 million above its purchase price at December 31, 1999. Gains and losses on the agreements were recognized in 2000 as a component of fuel expense when the corresponding fuel was purchased. Hedge instruments are recorded at cost in fuel and operating supplies. This accounting is used for instruments designated as a hedge of anticipated fuel transactions. The effectiveness of the hedge is periodically evaluated. If the hedge is not highly effective or if the anticipated transaction is subsequently determined unlikely to occur, the unrealized gains and or losses accumulated are recognized immediately in earnings.

         - The Company utilizes interest rate swap contracts to hedge a portion of its LIBOR-based variable rate debt. The Company acquired these interest rate contracts in connection with the 1999 Jevic acquisition. The Company had interest rate contracts with a notional amount totaling $10.8 million and $12.3 million at December 31, 2001 and 2000, respectively. The differentials to be received or paid under contracts designated as hedges are recognized as adjustments to interest expense over the life of the contract. At December 31, 2001, the Company recorded $0.3 million in unrealized loss on the interest rate contracts as a decrease to accumulated other comprehensive income. There were no material unrealized gains or losses at December 31, 2000. The differentials paid under the contracts designated as hedges are recognized as adjustments to interest expense.

         - Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on the following service lives:

                                                                  YEARS
                                                                  -----

                  Structures                                     20 to 25

                  Revenue equipment                               5 to 13

                  Technology equipment and software               3 to  8

                  Other                                           3 to 15


         -        Maintenance and repairs are charged to operations currently;
                  replacements and improvements are capitalized.

         - The Company's investment in technology equipment and software consists primarily of advanced customer service and freight management communications equipment and related software.

         - The Company capitalizes certain costs associated with developing or obtaining internal-use software. Capitalizable costs include external direct costs of materials and services utilized in developing or obtaining the software, payroll and payroll-related costs for employees directly associated with the project. For the years ended December 31, 2001, 2000 and 1999, the

                  Company capitalized $1.5 million, $1.3 million, and $0.9 million, respectively, of primarily payroll-related costs.

         - Unusual items includes property gains or losses on disposition of property and integration charges. Integration charges were $6.7 million in 2001 and $2.7 million in 2000 associated with the integration of WestEx and Action Express into Saia. Integration charges consisted of severance, costs associated with disposition of duplicate facilities, costs of relogoing the WestEx and Action fleet and losses on the liquidation of receivables of the merged entities. Net gains (losses) from operating property dispositions totaled $(0.1) million in 2001, $0.5 million in 2000, and less than $0.1 million in 1999.

         - Goodwill at December 31, 2001 and 2000, net of accumulated amortization of $13.3 million and $10.0 million, respectively, is being amortized on a straight-line basis over 20 to 40 years. In 2001, the Company used an estimate of each business unit's undiscounted cash flows over the remaining life of the goodwill in measuring whether goodwill was recoverable. On June 30, 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 142, "Goodwill and Other Intangible Assets" (Statement No. 142), which will be adopted by the Company on January 1, 2002. Statement No. 142 requires that upon adoption and at least annually thereafter, the Company assess goodwill impairment by applying a fair value based test. With the adoption of Statement No. 142, goodwill will no longer be subject to amortization, resulting in an increase in annualized operating income and net income of $3.3 million. The Company expects the impact of this new statement will result in an impairment charge of approximately $75 million and will be recorded as a cumulative effect of change in accounting principle. The impairment charge relates to Jevic which has been adversely impacted by the downturn in the economy and increased and intense competition, subsequent to its 1999 acquisition by the Parent.

         - Claims and insurance accruals, both current and long-term, reflect the estimated cost of claims for workers' compensation, cargo loss and damage, and bodily injury and property damage not covered by insurance, discounted to present value where appropriate. These costs are included in claims and insurance expense, except for workers' compensation, which is included in employees' benefits expense. The liabilities for self-funded retention are included in claims and insurance reserves based on claims incurred, with liabilities for unsettled claims and claims incurred but not yet reported being estimated based on management's evaluation of the nature and severity of individual claims and past experience. The Parent provides parental guarantees for claims in certain self-insured states.

                  Risk retention amounts per occurrence during the three years ended December 31, 2001, were as follows:

                   Workers' compensation                                 $50,000 to 500,000

                   Bodily injury and property damage                      50,000 to 250,000

                   Employee medical and hospitalization                   75,000 to 250,000

                   Cargo loss and damage                                     -0- to 250,000


                  The Parent provides an intermediate layer of self-insurance behind the specific retention levels for bodily injury and property damage claims for the Company up to $1.0 million per occurrence. The Company is assessed a premium from the Parent. Premiums paid to the Parent under these insurance arrangements were $1.8 million in 2001, $1.4 million in 2000 and $2.4 million in 1999.

                  Included in the consolidated financial statements are costs incurred by the Parent in excess of premiums received from the Company for the intermediate layer of self-insurance described above. The additional pretax costs (benefits) were $1.6 million in 2001, $1.7 million in 2000 and $(1.2) million in 1999.

                  The Parent has agreed, in principle, that in the event of a separation, the Company would assume certain open self-insurance claims. Also, the Parent agreed in the event of a separation, the Company would receive credit for any amounts they paid toward settlement of these claims. The recorded liability for open Regional Companies' claims under the Parent's self-insured retention at December 31, 2001, was approximately $4.4 million. The Company has paid the Parent approximately $3.7 million toward settlement of open claims at December 31, 2001.

         - Revenue is recognized on a percentage-of-completion basis while expenses are recognized as incurred.

         - Certain reclassifications have been made to the prior year consolidated financial statements to conform with current presentation.

2.       RELATED-PARTY TRANSACTIONS

         The Company has transactions with the Parent as well as other affiliated companies. The Parent provides services including legal, tax, internal audit, insurance administration, treasury and management for which the Company is assessed a management fee. The management fee consists of direct charges incurred on behalf of the subsidiaries and an allocation of corporate services costs based on each subsidiary's revenue. The management fee was $3.1 million in 2001, $3.0 million in 2000, and $1.5 million in 1999. Until November 2001, Yellow Technologies, Inc., an affiliated company, provided information technology support, limited purchasing and security services to the Company. The service fee paid by the Company to Yellow Technologies was $0.3 million in 2001, $1.6 million in 2000 and $1.3 million in 1999, and is included in operating expenses and supplies in the accompanying consolidated statements of income.

         The Company has working capital line-of-credit agreements with the Parent totaling $225 million at December 31, 2001. These line-of-credit agreements bear interest at 50 basis points over the LIBOR rate, adjusted quarterly and mature on December 31, 2003. The Company had borrowings under these agreements of $90.2 million and $182.5 million at December 31, 2001 and 2000. The Parent maintains letters of credit and surety bonds in connection with the Company's insurance programs.

         Total interest expense was $9.1 million in 2001, $13.5 million in 2000 and $9.6 million in 1999 under the borrowing arrangements with the Parent. Interest expense is settled monthly through the Company's borrowing arrangement with its Parent.

3.       DEBT AND FINANCING

         At December 31, debt consisted of the following (in thousands):

                                                                                      2001               2000
                                                                                      ----               ----
Line of credit with the Parent                                                      $ 90,157            $182,542
Subordinated debentures, average interest rate of 6.9%, installment
   payments due from 2005 to 2011                                                     16,311                  --

Fixed rate mortgage notes, monthly principal and interest payments, final payment of $9,707, due January 2009, interest rates ranging from 7.0% to
   7.7%, collateralized by Jevic
   facilities (net book value of $12,398 and $13,134)                                 11,590              11,790

Variable rate term notes, monthly principal and interest payments, due through November 2002, collateralized by Jevic revenue equipment (net book value of $4,962 and $6,478)
                                                                                       5,889               7,272

Variable rate mortgage note, monthly principal and interest payments, final payment of $4,497, due November 2005, collateralized by Jevic facilities (net book value of $8,790 and
   $9,108)                                                                             5,045               5,169

Other                                                                                     --                 111
                                                                                    --------            --------
         Total debt                                                                  128,992             206,884
                                                                                    --------            --------
Current maturities                                                                     6,489               1,997
                                                                                    --------            --------
         Long-term debt                                                             $122,503            $204,887
                                                                                    ========            ========


         Based on the borrowing rates currently available to the Parent for debt with similar terms and remaining maturities, the fair value of total debt at December 31, 2001 and 2000, approximates carrying value.

         The principal maturities of third-party, long-term debt for the next five years (in thousands) are as follows: 2002 - $6,489; 2003 - $377; 2004 - $407; 2005 - $6,068; 2006 - $1,729, thereafter - $23,765.

4.       COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES

         The Company leases certain terminals and equipment. At December 31, 2001, the Company was committed under noncancellable lease agreements requiring minimum annual rentals payable as follows: 2002 - $9.7 million; 2003 - $7.4 million; 2004 - $4.8 million; 2005 - $3.0 million; 2006 - $1.4 million and thereafter - $1.0 million.

         Projected 2002 net capital expenditures are $25.9 million, of which there were no commitments at December 31, 2001.

         Various claims and legal actions are pending against the Company. It is the opinion of management that these matters will have no significant impact upon the financial position or results of operations of the Company.

5.       ACQUISITION

         On July 9, 1999, the Parent completed a cash tender offer for all of the common stock of Jevic Transportation, Inc., at $14 per share.

         The aggregate purchase price of the stock, including vested stock options and transaction costs, was approximately $160.8 million, net of an anticipated $4.3 million tax benefit relating to the cost of the stock options. Transaction costs relate primarily to legal and professional fees (in millions).

                  Purchase price -
                       Common stock purchase                       $149.9
                       Stock options, net of tax benefit              7.0
                       Transaction costs                              3.9
                                                                   ------
                           Total                                   $160.8
                                                                   ======


         Including assumption of debt of approximately $45 million, the total transaction cost was approximately $200 million. The transaction was accounted for under purchase accounting and the excess of purchase price over fair value of assets acquired of $80.1 million was allocated to goodwill and is being amortized over 40 years. Accordingly, the results of Jevic's operations have been included in the accompanying consolidated financial statements for the period from July 10, 1999, through December 31, 2001. The acquisition was financed by the Parent.

6.       EMPLOYEE BENEFITS

         The Company sponsors defined contribution plans. The plans principally consist of contributory 401(k) savings plans and noncontributory profit sharing plans. The Company's contributions to the 401(k) savings plans consist of both a fixed matching percentage and a discretionary amount. The nondiscretionary Company match ranges from 25 to 50 percent of the first six percent of an eligible employee's contributions. The Company's discretionary contributions for both the 401(k) savings plan and profit sharing plans are determined annually by the board of directors of each participating company. The Company's total contributions for the years ended December 31, 2001, 2000, and 1999, were $3.5 million, $2.5 million and $2.7 million, respectively.

         The Parent reserved common stock for issuance to key management personnel of the Company under three stock option plans. The plans permit two types of awards: grants of nonqualified stock options and grants of stock options coupled with a grant of stock appreciation rights. Under the plans, the exercise price of each option equals the market price of the Parent's common stock on the date of grant. The options vest ratably, generally over a period of four years. The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its plans. No significant compensation cost was recognized in 2001, 2000 or 1999.

The Company provides annual performance incentive cash awards to employees, which are based primarily on actual operating results achieved compared to targeted operating results. Operating results include performance incentive accruals for substantially all employees of $4.6 million, $4.1 million and $2.7 million in

2001, 2000 and 1999, respectively. Performance incentive awards for a year are primarily paid in the first quarter of the following year.

7.       INCOME TAXES

         The Company accounts for income taxes in accordance with the liability method and have a tax-sharing agreement with the Parent under which the Company's income taxes are determined in accordance with the pro rata method. The Company is included in the consolidated federal income tax return filed by the Parent.

         Deferred income taxes are determined based upon the difference between the book and the tax basis of the Company's assets and liabilities. Deferred taxes are provided at the enacted tax rates expected to be in effect when these differences reverse.

         Deferred tax liabilities (assets) are comprised of the following at December 31, (in thousands):

                                                         2001            2000
                                                       -------        -------
         Depreciation                                  $59,447        $56,824
         Other                                           2,242          3,011
         Revenue                                           841          1,146
                                                       -------      ---------
                  Gross tax liabilities                 62,530         60,981
         Bad debts                                      (2,476)        (1,503)
         Employee benefit                               (4,071)        (3,809)
         Claims and insurance                          (10,273)        (8,937)
         Other                                            (648)          (638)
         Revenue                                        (2,948)        (2,656)
                                                      ---------     ----------
                  Gross tax assets                     (20,416)       (17,543)
                                                      ---------      ---------
                  Net tax liability                    $42,114        $43,438
                                                       =======        =======


         The income tax provision consists of the following (in thousands):


                                           2001          2000          1999
                                           ----          ----          ----
Current -
     U.S. federal                         $4,182          $1,836       $  247
     State                                   734             605         (106)
                                          ------          ------       ------
         Total current                     4,916           2,441          141
Deferred -
     U.S. federal                           (756)          1,965        7,054
     State                                  (127)            254        1,000
                                          ------          ------       ------
         Total deferred                     (883)          2,219        8,054
                                                          ------       ------
         Total provision                  $4,033          $4,660       $8,195
                                          ======          ======       ======

         A reconciliation between income taxes at the federal statutory rate (35 percent) and the provision follows:

                                                 2001        2000         1999
                                               -------     -------      -------
Provision at federal statutory rate            $ 1,682     $ 2,225      $ 6,294
State income taxes, net                            364         558          692
Nondeductible goodwill                           1,052       1,053          669
Nondeductible business expenses                    860         933          646
Other, net                                          75        (109)        (106)
                                               -------     -------      -------
         Total provision                       $ 4,033     $ 4,660      $ 8,195
                                               =======     =======      =======


8.       BUSINESS SEGMENTS

         The Company has two operating subsidiaries that are reportable segments. Each of these segments are strategic business units offering different products and services. Saia, a regional LTL carrier provides overnight and second-day service in 21 southern states, the Pacific Northwest, Rocky Mountain states, California and Puerto Rico. Jevic operates primarily in the Northeast and is a hybrid LTL/TL carrier that provides overnight and second-day service.

         The segments are managed separately because each requires different operating, technology and marketing strategies. The segment's performance is evaluated primarily on operating income and return on capital.

         The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Interest and intersegment transactions are recorded at current market rates. Management fees and other Parent expenses are charged to the segments based on direct benefit received or allocated based on revenue. Income taxes are allocated in accordance with a tax sharing agreement in proportion to each segment's contribution to the Parent's consolidated tax status.

         The following table summarizes the Company's operations by business segment (in thousands).

                                              Saia*       Jevic**     Consolidated
----------------------------------------------------------------------------------

2001
Operating revenue                           $485,379      $286,203      $771,582
Income from operations                         9,731         6,012        15,743
Identifiable                                 280,427       231,519       511,946
Capital expenditures, net                     13,579         6,036        19,615
Depreciation and amortization                 25,269        23,897        49,166
----------------------------------------------------------------------------------
2000
Operating revenue                           $481,990      $307,019      $789,009
Income from operations                         7,352        14,309        21,661
Identifiable assets                          297,295       254,372       551,667
Capital expenditures, net                     35,025        24,008        59,033
Depreciation and amortization                 24,674        23,622        48,296
----------------------------------------------------------------------------------
1999
Operating revenue                           $456,635      $137,875      $594,510
Income from operations                        18,605        10,073        28,678
Identifiable assets                          283,189       253,272       536,461
Capital expenditures, net                     38,984    ***178,539       217,523
Depreciation and amortization                 22,508        10,898        33,406
----------------------------------------------------------------------------------


* Saia data represents the combined financial results of Saia, WestEx and Action Express due to the integration of these companies.

** Jevic data for 1999 represents the period since its acquisition by the Parent on July 9, 1999, through December 31, 1999.

*** Includes capital expenditures of $164.5 million for the acquisition of Jevic.

                    SCS TRANSPORTATION, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                             (AMOUNTS IN THOUSANDS)
                                   (UNAUDITED)



                                                    June 30,   December 31,
                                                      2002        2001
                                                    --------   ------------
ASSETS

CURRENT ASSETS:
   Cash ..........................................  $  2,711    $  1,480
   Accounts receivable ...........................    93,510      83,387
   Prepaid expenses and other ....................    33,548      28,589
                                                    --------    --------
     Total current assets ........................   129,769     113,456
                                                    --------    --------

PROPERTY AND EQUIPMENT:
   Cost ..........................................   476,599     477,108
   Less - Accumulated depreciation ...............   186,039     171,067
                                                    --------    --------
     Net property and equipment ..................   290,560     306,041
                                                    --------    --------

GOODWILL AND OTHER ASSETS ........................    17,329      92,449
                                                    --------    --------
                                                    $437,658    $511,946
                                                    ========    ========

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES:
   Accounts payable and checks outstanding .......  $ 30,726    $ 30,815
   Wages and employees' benefits .................    30,002      26,816
   Other current liabilities .....................    30,545      28,036
   Current maturities of long-term debt ..........       364       6,489
                                                    --------    --------
     Total current liabilities ...................    91,637      92,156
                                                    --------    --------
OTHER LIABILITIES:
   Long-term debt ................................    32,461      32,346


                                                    June 30,   December 31,
                                                      2002        2001
                                                    --------   ------------

   Notes to Parent ...............................    85,910      90,157
   Deferred income taxes .........................    58,163      58,949
   Claims, insurance and other ...................     9,764       8,689
                                                    --------    --------
     Total other liabilities .....................   186,298     190,141
                                                    --------    --------

PARENT COMPANY EQUITY:                               159,723     229,649
                                                    --------    --------
                                                    $437,658    $511,946
                                                    ========    ========


        The accompanying notes are an integral part of these statements

                    SCS TRANSPORTATION, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
           FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2002 AND 2001
                             (AMOUNTS IN THOUSANDS)
                                   (UNAUDITED)



                                                          Second Quarter            Six Months
                                                   ----------------------    ----------------------
                                                        2002         2001         2002         2001
                                                   ---------    ---------    ---------    ---------
OPERATING REVENUE ..............................   $ 196,487    $ 195,635    $ 380,025    $ 391,612
                                                   ---------    ---------    ---------    ---------

OPERATING EXPENSES:
   Salaries, wages and benefits ................     111,810      111,345      217,912      221,235
   Operating expenses and supplies .............      32,200       35,825       62,590       74,989
   Operating taxes and licenses ................       7,819        7,838       15,487       15,986
   Claims and insurance ........................       6,458        4,678       11,761        9,748
   Depreciation and amortization ...............      11,106       12,241       22,357       24,580
   Purchased transportation ....................      20,334       17,496       38,008       33,765
   Unusual items ...............................          (3)       1,126          262        6,491
                                                   ---------    ---------    ---------    ---------
   Total operating expenses ....................     189,724      190,549      368,377      386,794
                                                   ---------    ---------    ---------    ---------

INCOME (LOSS) FROM OPERATIONS ..................       6,763        5,086       11,648        4,818
                                                   ---------    ---------    ---------    ---------

NONOPERATING (INCOME) EXPENSES:
   Interest expense ............................       1,319        3,149        2,712        6,669
   Other, net ..................................          91          (25)          76           (8)
                                                   ---------    ---------    ---------    ---------
     Nonoperating expenses, net ................       1,410        3,124        2,788        6,661
                                                   ---------    ---------    ---------    ---------

INCOME (LOSS) BEFORE INCOME TAXES AND CUMULATIVE
  EFFECT OF ACCOUNTING CHANGE...................       5,353        1,962        8,860       (1,843)

INCOME TAX PROVISION ...........................       2,259        1,400        3,839          612
                                                   ---------    ---------    ---------    ---------

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
  ACCOUNTING CHANGE ............................       3,094          562        5,021       (2,455)


                                                          Second Quarter            Six Months
                                                   ----------------------    ----------------------
                                                        2002         2001         2002         2001
                                                   ---------    ---------    ---------    ---------

CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING FOR GOODWILL......................           --           --      (75,175)          --
                                                   ---------    ---------    ---------    ---------

NET INCOME (LOSS)..............................    $   3,094    $     562    $ (70,154)   $  (2,455)
                                                   =========    =========    =========    =========



        The accompanying notes are an integral part of these statements.

                    SCS TRANSPORTATION, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001
                             (AMOUNTS IN THOUSANDS)
                                   (UNAUDITED)



                                                             2002         2001
                                                           --------    --------
OPERATING ACTIVITIES:
     Net cash from operating activities ................   $ 20,717    $ 24,533
                                                           --------    --------

INVESTING ACTIVITIES:
   Acquisition of property and equipment ...............    (11,349)    (11,048)
   Proceeds from disposal of property and equipment ....      2,120       2,784
                                                           --------    --------
     Net cash used in investing activities .............     (9,229)     (8,264)
                                                           --------    --------

FINANCING ACTIVITIES:
   Increase (decrease) in long-term debt ...............    (10,258)    (17,818)
   Other ...............................................       --           543
                                                           --------    --------
     Net cash provided by (used in) financing
      activities........................................    (10,258)    (17,275)
                                                           --------    --------

NET INCREASE (DECREASE) IN CASH ........................      1,231      (1,006)

CASH, BEGINNING OF PERIOD ..............................      1,480       4,922
                                                           --------    --------

CASH, END OF PERIOD ....................................   $  2,711    $  3,916
                                                           ========    ========


        The accompanying notes are an integral part of these statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SCS TRANSPORTATION, INC. AND
                            SUBSIDIARIES (UNAUDITED)

1. The accompanying unaudited consolidated financial statements include the accounts of SCS Transportation, Inc. and its wholly owned subsidiaries Saia Motor Freight Line, Inc. and Jevic Transportation, Inc. (the Company).

        The consolidated financial statements have been prepared by the Company, without audit by independent public accountants. In the opinion of management, all normal recurring adjustments necessary for a fair statement of the results of operations for the interim periods included herein have been made. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from these statements. Accordingly, the accompanying consolidated financial statements should be read in conjunction with the Company's 2001 audited consolidated financial statements. Operating results for the quarter and six months periods ended June 30, 2002, are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 2002.

2. The Company provides regional overnight and second-day LTL and selected TL transportation services through two subsidiaries, Saia Motor Freight Line, Inc. (Saia) and Jevic Transportation, Inc. (Jevic). For the quarter ended June 30, 2002 Saia comprised approximately 63 percent and Jevic approximately 37 percent of total revenue.

3. Unusual items include integration and business reorganization costs and property gains and losses.

4. The Company reports financial and descriptive information about its reportable operating segments on a basis consistent with that used internally for evaluating segment operating performance and allocating resources to segments.

        The Company has two reportable segments, which are strategic business units that offer different products and services. Saia is a regional LTL carrier that provides overnight and second-day service in twenty-one states and Puerto Rico. On March 4, 2001, WestEx and Action Express were integrated into the Saia segment. Comparative prior year segment data has been restated to reflect the integration. Jevic is a hybrid regional heavy LTL and TL carrier that provides overnight and second-day service primarily in the Northeastern states.

        The segments are managed separately because each requires different operating, technology and marketing strategies. The Company evaluates performance primarily on operating income and return on capital.

        The accounting policies of the segments are the same as those described in the summary of significant accounting policies in the Company's 2001 consolidated financial statements. Management fees and other corporate services are charged to segments based on direct benefit received or allocated based on revenues. The following table summarizes the Company's operations by business segment (in thousands):

                                                                            Corporate
                                                                               and
                                                Saia           Jevic          Other      Consolidated
                                              ---------      ---------      ----------   ------------
As of June 30, 2002
   Identifiable assets                        $ 279,246      $ 158,630      $    (218)     $ 437,658

VCAs of December 31, 2001
   Identifiable assets                        $ 280,427      $ 231,519      $      --      $ 511,946

Quarter ended June 30, 2002
   Operating revenue                          $ 124,026      $  72,461             --      $ 196,487
   Income (loss) from operations                  6,010            832            (78)         6,763

Quarter ended June 30, 2001
   Operating revenue                          $ 122,988      $  72,647      $      --      $ 195,635
   Income (loss) from operations                  3,802          1,554           (270)         5,086

Six months ended June 30, 2002
   Operating revenue                          $ 239,055      $ 140,970      $      --      $ 380,025
   Income from operations                         9,651          1,799            198         11,648

Six months ended June 30, 2001
   Operating revenue                          $ 242,107      $ 149,505      $      --      $ 391,612
   Income (loss) from operations                  1,501          3,859           (542)         4,818


5. On June 30, 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company on January 1, 2002. Statement No. 142 requires that upon adoption and at least annually thereafter, the company assess goodwill impairment by applying a fair value based test. With the adoption of Statement No. 142, goodwill will no longer be subject to amortization, resulting in an increase in annualized operating income and net income of $3.3 million.

        At December 31, 2001 the Company had $90 million of goodwill on its consolidated balance sheet, consisting primarily of $75.2 million remaining from the acquisition of Jevic. In valuing the goodwill of Jevic the Company used an estimate of business unit's discounted cash flows in measuring whether goodwill was recoverable. Based on this estimate, the Company has determined that 100 percent of the Jevic goodwill was impaired due to lower business volumes, compounded by a weak economy, and an increasingly competitive business environment. As a result, the Company recorded a non-cash charge of $75.2 million in the first quarter 2002, which was reflected as a cumulative change in accounting principle.

        The carrying amount of goodwill attributed to each reportable operating segment with goodwill balances and changes follows (in thousands):



                               December 31,     Impairment         June 30,
                                   2001         Adjustment           2002
                               ------------     ----------         --------
             Saia..........     $    14,796     $        --      $    14,796
             Jevic.........          75,175         (75,175)              --
                                     ------         --------              --
                                $    89,971     $   (75,175)     $    14,796

Actual results of operations before cumulative effect of accounting change for the first quarter 2002 and pro forma results of operations for the first quarter of 2001 had the company applied the nonamortization provisions of Statement No. 142 in those periods follow (in thousands, except per share amounts):



                                                                Six Months Ended
                                                                   June 30,
                                   Quarter Ended June 30,   -----------------------           Year Ended December 31,
                                   -----------------------                            ---------------------------------------
                                      2002        2001         2002         2001          2001         2000          1999
                                   ----------  -----------  -----------  ----------   ------------  -----------  ------------
Reported income (loss) before
   cumulative effect of
   accounting change............   $    3,094  $       562  $     5,021  $   (2,455)  $        771  $     1,698  $      9,789
Add: Goodwill amortization......           --          769           --        1,502         3,006        3,041         1,945
                                   ----------  -----------  -----------  ----------   ------------  -----------  ------------

Adjusted income (loss)
   before cumulative effect
   of accounting change.........   $    3,094  $     1,331  $     5,021  $     (953)  $      3,777  $     4,739  $     11,743
                                   ==========  ===========  ===========  ===========  ============  ===========  ============
